UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                 Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                 No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-  ☐

ARAUCO AND CONSTITUTION PULP INC

i

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

RATIO ANALYSIS OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. ANALYSIS OF FINANCIAL POSITION

a) Statement of financial position

The principal components of assets and liabilities at the end of each period are as follows:

	12-31-2024	12-31-2023	Variation
Assets	ThU.S.$	ThU.S.$	ThU.S.$
Current assets	4,274,618	4,175,578	99,040
Non-current assets	13,884,694	13,734,786	149,908
Total assets	18,159,312	17,910,364	1.39%

	12-31-2024	12-31-2023	Variation
Liabilities	ThU.S.$	ThU.S.$	ThU.S.$
Current liabilities	1,362,950	2,071,742	(708,792)
Non-current liabilities	8,072,647	7,829,593	243,054
Non–controlling interests	6,460	6,583	(123)
Equity attributable to owners of parent company	8,717,255	8,002,446	714,809
Total net equity and liabilities	18,159,312	17,910,364	1.39%

As of December 31, 2024, total assets increased MU.S.$ 249 compared to December 31, 2023, equivalent to a 1.39% variation. This variation was driven mainly by a balance increase in cash and cash equivalents, and in right of use assets, which were mainly offset by a balance decrease in assets held for sale, due to the sale of all the shares and social rights that Arauco had in Arauco Florestal Arapotí S.A., in Arauco Forest Brasil S.A., in Empreendimentos Florestais Santa Cruz Ltda. and in Florestal Vale do Corisco S.A., which are owners of assets mainly in the state of Paraná, Brazil.

In turn, total liabilities decreased by MU.S.$ 466 principally driven by decreases in financial liabilities, due to the payment of loans with financial institutions.

The main financial and operational indicators related to the statement of financial position as of the dates and for the periods indicated below are as follows:

Liquidity ratios	12-31-2024	12-31-2023
Current liquidity (current assets / current liabilities)	3.14	2.02
Acid ratio ((current assets-inventories, biological assets) / current liabilities)	1.84	1.16

Debt indicators	12-31-2024	12-31-2023
Debt to equity ratio (total liabilities / equity)	1.08	1.24
Short-term debt to total debt (current liabilities / total liabilities)	0.14	0.21
Long-term debt to total debt (non-current liabilities / total liabilities)	0.86	0.79

	12-31-2024	12-31-2023
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	2.63	(0.03)

Activity ratio	12-31-2024	12-31-2023
Inventory turnover-time (cost of sales / inventories[1] + current biological assets1)	2.62	2.66
Inventory turnover-time (excluding biological assets) (Cost of sales /inventories1)	3.25	3.31
Inventory permanence-days ((inventories[1] + biological assets1) /cost of sales)	137.60	135.50
Inventory permanence-days (excluding biological assets) (inventories1 / cost of sales)	110.94	108.89

(1):	Annual average.

As of December 31, 2024, the short-term debt to total debt ratio represented 14% of total liabilities (21% as of December 31, 2023).

Our financial expenses coverage ratio increased from (0.33) to 2.63, mainly due to the profits before taxes generated for the year ended as of December 31, 2024, compared to the losses before taxes generated in the same period of 2023.

1

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

b) Statement of profit or loss

Profit before income tax

We recorded a profit before income tax of approximately MU.S.$ 647 compared to a loss of approximately MU.S.$ 386 in the same period of 2023. The variation of MU.S.$ 1,033 is explained by the factors described in the following table:

Item	MU.S.$
Gross profit (loss)	644
Distribution and administrative expenses	57
Other income and expenses	292
Others	40
Net change in profit (loss) before income tax	1,033

The main indicators related to the accounts in our statements of profit or loss and the details of revenues and operation costs are as follows:

Revenues	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Pulp	3,429,265	2,800,910
Wood	3,115,981	3,210,286
Other	900	623
Total revenues	6,546,146	6,011,819

Sales costs	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Wood	963,721	1,068,662
Forestry work and other services	702,315	692,518
Depreciation and amortization	619,348	563,326
Other operating costs	2,348,765	2,419,589
Total sales costs	4,634,149	4,744,095

Profitability index	12-31-2024	12-31-2023
Profitability on equity (profit/average net equity)	5.69	(4.41)
Profitability on assets (profit/average assets)	2.64	(2.04)
Return on operating assets (operating result/average operating assets)	3.78	(0.30)

Profitability ratios	12-31-2024	12-31-2023
Earnings (loss) per share (U.S.$)(1)	3.9241	(2.9762)
Net profit (loss) (ThU.S.$)(2)	476,281	(358,527)
Gross profit (loss) (ThU.S.$)	1,911,997	1,267,724
Finance costs (ThU.S.$)	(397,923)	(373,496)

(1) :	Average earnings per share refer to the profit to net equity to owners of the parent company.
(2) :	Includes non-controlling interest.

EBITDA	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Net profit (loss)	476,281	(358,527)
Finance costs	397,923	373,496
Finance income	(66,355)	(131,666)
Income tax expense	170,400	(27,293)
EBIT	978,249	(143,990)
Depreciation and amortization	685,951	661,068
EBITDA	1,664,200	517,078
Cost at fair value of the harvest	440,512	487,778
Gain from changes in fair value of biological assets	(159,021)	(264,477)
Gains (losses) on exchange difference on translation	12,400	194,739
Others (*)	56,018	90,858
Adjusted EBITDA	2,014,109	1,025,976
(*)	This net amount in 2023 corresponds mainly to forest fires, and in 2024 it corresponds mainly to adjustments of obsolescence and assets impairments.

2

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing.

For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy.

In the case of long-term debt, corporate bond issuances in the local market and also in the international markets are used as sources of new resources.

Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. MARKET SITUATION

Turnover for the fourth quarter of 2024 increased by 14% compared to the same period of 2023. This was due to an increase in sales volumes, and a slight increase in the average sales price. On a cumulative annual basis, turnover of 2024 was 22% higher than 2023, mainly due to higher sales volumes, especially in short fiber, given that during 2024, Line 3 of the Arauco mill was able to operate at full capacity.

Overall, the fourth quarter was complex due to lower prices in certain markets, and a little more challenging demand. Worldwide inventories of short fiber increased slightly in October and then decreased considerably in November and December, while long fiber inventories decreased throughout the fourth quarter.

In China, the market remained stable during the fourth quarter, with paper manufacturers buying pulp prudently to cover their needs. Mid-quarter, the bankruptcy of a major pulp and paper producer in the country was announced, causing some of its mills to cease production. As a consequence, paper manufacturers increased the operational rates of their mills, replacing the production of the bankrupt producer, and there was a decrease in the local supply of pulp, thus driving the demand for imported pulp. The Tissue industry remained stable during the fourth quarter. As regards pulp prices, in long fiber the price increased early in the quarter and then remained stable; on the other hand, the short fiber price remained stable throughout the quarter.

In Europe, during the fourth quarter, the paper market showed an improvement during the fourth quarter driven mainly by the increase in paper mills margins due to the decrease in the price pulp. However, the visibility of final product orders for the coming months remains limited, which has led to pulp supply remaining at minimum levels. The tissue industry remained stable during the fourth quarter, regularly receiving end-product orders and improving margins. However, some small tissue producers were affected by increased product imports from other markets, such as China and Brazil. Throughout the fourth quarter, pulp stock levels in the ports gradually decreased. In turn, the price of short fiber decreased throughout the entire quarter, stabilizing towards the end of the year.

The textile pulp market remained fairly stable at the beginning of the fourth quarter. However, it subsequently showed greater caution, anticipating the low seasonality of December 2024 and January 2025. The viscose market remained with low inventories, and with mills operating rates of 85%. However, late in the quarter, viscose prices began to decline. In turn, textile pulp prices increased at the beginning of the third quarter of 2024, and then remained stable for the rest of the period.

3

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Production in the fourth quarter of 2024 was affected by scheduled and unscheduled mill shutdowns. During this period, the Esperanza mill in Argentina conducted an extended scheduled maintenance shutdown, that lasted for the entire month of October and a part of November. The Valdivia mill also had a scheduled maintenance shutdown. As to unplanned events, in December the Valdivia mill halted production due to a workers' strike, which remained in effect until the first days of January 2025.

Wood Products Business

Sawn timber

For sawn timber, this year, sales were lower than sales in 2023, respect to the accumulated figure of the year and the fourth quarter of each year. This was strongly affected by the closure of two sawmills in Chile, due to supply issues. The first sawmill, Aserradero Horcones II was closed at the end of 2023, and the second sawmill, Aserradero El Colorado was closed the second quarter of 2024, thus affecting sales since the third quarter of this year. These two sawmills produced approximately 25% of the total sawn timber.

The lower supply has allowed Arauco to increase prices in recent months. However, markets continue with slow demand, showing the effects of lower economic/construction activity.

In Remanufacturing in the U.S., during the fourth quarter of 2024, the logistical problems Arauco had in reaching its customers in the third quarter, diminished. This allowed positive billing performance both at origin and destination. However, the excess inventory that reached customers may slightly affect Arauco reception of new orders in early 2025. Furthermore, Arauco face uncertainty due to potential import tariffs in the United States on both MDF moldings and in remanufacturing.

Plywood

The fourth quarter of 2024 displayed better sales than the same quarter of 2023, and a better year respect to the accumulated figure of the year.

The markets remain stable and the low supply available from several competitors has helped Arauco maintain a good position in sales and improved prices.

Panels (MDF, PB, Melamine)

During 2024, there was a drop in sales compared to the same period of 2023. It was a difficult start to 2024 in Brazil, Argentina and in general in the rest of America, with a global excess supply of MDF, and low activity. Demand and prices began to recover in the third quarter, and in the fourth quarter sales were slightly higher than those of the same quarter of 2023.

Supply was affected by logistical restrictions, mainly from Brazil, which contributed to a more active demand in the last quarters of 2024.

4

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

4. ANALYSIS OF CASH FLOW

The main components of cash flow in each period are as follows:

	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Positive (negative) Cash flow
Net cash flows from (used in) operating activities	1,181,317	740,427

Cash flows from (used in) financing activities:	(305,948)	645,667
Share issue	300,519	-
Obtaining and paying borrowings and bonds	(437,373)	1,008,451
Payments of lease liabilities	(82,059)	(73,806)
Dividends paid	(94,637)	(282,728)
Others	7,602	(6,250)
Cash flows from (used in) investment activities:	(328,973)	(1,333,124)
Purchase and sale of property, plant and equipment	(801,184)	(832,611)
Purchase and sale of biological assets	(378,400)	(405,809)
Purchase and sale of intangible assets	(6,137)	(6,401)
Additions (disposals), investments in subsidiaries, joint ventures and associates	838,540	(38,750)
Dividends received	6,982	4,265
Others	11,226	(53,818)
Positive (negative) net cash flow	546,396	52,970

Our cash flow from operating activities increased to MU.S.$ 1,181 for the current period, presenting a positive variation of MU.S.$ 441 compared to the previous period (positive balance of MU.S.$ 740 for the same period in 2023), resulting mainly from higher collections of accounts receivable.

The cash flow from financing activities showed a negative balance of MU.S.$ 306 for the current period, presenting a negative variation of MU.S.$ 952 compared to the previous period (positive balance of MU.S.$ 646 for the same period in 2023). This was mainly due to an increase of payments of borrowings and a decrease in borrowings received, offset by an increase in capital contributions received and lower dividends payments in 2024.

Regarding the cash flow from investment activities, the negative balance of MU.S.$ 329 of the current period, presenting a positive variation of MU.S.$ 1,004 compared to the previous period (negative balance of MU.S.$ 1,333 for the same period of 2023), is mainly due to the sale of Brazilian entities and a higher collection for the sale of property, plants and equipment, which was partially offset by the payments for the purchase of all the shares and social rights of four companies that are joint operations in Uruguay (50%).

5. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintained, as of December 31, 2024, a ratio of fixed rate debt to total consolidated debt of approximately 89.6%, which we believe is consistent with industry standards.

Regarding variations in prices of pulp and forestry products, the Company does not participate in futures trading, which allows it to maintain one of the lowest cost structures in the industry and have these risks bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Most of their revenues (and accordingly accounts receivable) are denominated in U.S. dollars, and most financial liabilities are either denominated in U.S. dollars or are covered by exchange rate swaps. As a result, exposure to exchange rate fluctuations has decreased significantly.

The consolidated financial statements as of December 31, 2024 include a detailed analysis of the risks associated with the business of Arauco (see Note 23).

5

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		12-31-2024	12-31-2023
	Note	ThU.S.$	ThU.S.$

Assets
Current assets
Cash and cash equivalents	5-23	1,071,560	570,008
Other current financial assets	23	25,960	45,604
Other current non-financial assets	25	261,092	240,254
Trade and other current receivables	23	1,054,707	997,902
Accounts receivable from related companies	13-23	10,159	2,616
Current inventories	4	1,456,260	1,399,846
Current biological assets	20	315,500	370,957
Current tax assets	6	75,613	119,031
Total current assets other than assets or disposal groups classified as held for sale		4,270,851	3,746,218
Non-current assets or disposal groups classified as held for sale	22	3,767	429,360
Total current assets		4,274,618	4,175,578
Non-current assets
Other non-current financial assets	23	16,747	33,512
Other non-current non-financial assets	25	85,036	99,174
Non-current receivables	23	65,735	108,501
Investments accounted for using equity method	15-16	406,611	423,611
Intangible assets other than goodwill	19	55,980	66,431
Goodwill	17	51,325	55,891
Property, plant and equipment	7	9,610,071	9,607,116
Right of use assets	8	771,886	600,361
Non-current biological assets	20	2,747,894	2,651,622
Deferred tax assets	6	73,409	88,567
Total non-current assets		13,884,694	13,734,786
Total assets		18,159,312	17,910,364

The accompanying notes are an integral part of these consolidated financial statements.

6

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

		12-31-2024	12-31-2023
	Note	ThU.S.$	ThU.S.$

Equity and liabilities
Liabilities
Current liabilities
Other current financial liabilities	23	348,905	1,082,525
Current lease liabilities	8-23	55,851	47,242
Trade and other current payables	23	745,971	760,455
Accounts payable to related companies	13-23	10,563	6,958
Other short-term provisions	18	1,837	3,905
Current tax liabilities	6	27,565	13,318
Current provisions for employee benefits	10	6,669	7,863
Other current non-financial liabilities	25	165,589	50,148
Total current liabilities other than liabilities included in disposal groups classified as held for sale		1,362,950	1,972,414
Liabilities included in disposal groups classified as held for sale	22	-	99,328
Total current liabilities		1,362,950	2,071,742
Non-current liabilities
Other non-current financial liabilities	13-23	5,721,712	5,521,568
Non-current lease liabilities	8-23	672,139	512,140
Non-current payables		35,310	50,577
Non-current accounts payable to related companies	13-23	26,207	22,981
Other long-term provisions	18	33,121	28,651
Deferred tax liabilities	6	1,469,512	1,543,624
Non-current provisions for employee benefits	10	77,634	86,462
Other non-current non-financial liabilities	25	37,012	63,590
Total non-current liabilities		8,072,647	7,829,593
Total liabilities		9,435,597	9,901,335
Equity
Issued capital	3	1,103,618	803,618
Retained earnings		8,312,384	8,034,963
Other reserves		(698,747)	(836,135)
Equity attributable to owners of parent company		8,717,255	8,002,446
Non-controlling interests		6,460	6,583
Total equity		8,723,715	8,009,029
Total equity and liabilities		18,159,312	17,910,364

The accompanying notes are an integral part of these consolidated financial statements.

7

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

		January – December
		2024	2023
	Note	ThU.S.$	ThU.S.$
Statements of profit or loss

Revenue	9	6,546,146	6,011,819
Cost of sales	3	(4,634,149)	(4,744,095)
Gross profit (loss)		1,911,997	1,267,724
Other income	3	597,061	573,017
Distribution costs	3	(695,377)	(693,039)
Administrative expenses	3	(565,027)	(624,326)
Other expense by function	3	(212,213)	(480,336)
Profit (loss) from operating activities		1,036,441	43,040
Finance income	3	66,355	131,666
Finance costs	3	(397,923)	(373,496)
Share of profit (loss) of associates and joint ventures accounted for using equity method	3-15	(45,792)	7,709
Gains (losses) on exchange differences on translation		(12,400)	(194,739)
Profit (loss) before income tax		646,681	(385,820)
Income tax (expense) benefit	6	(170,400)	27,293
Net profit (loss)		476,281	(358,527)
Net profit (loss) attributable to
Net profit (loss) attributable to owners of parent company		476,470	(358,560)
Net profit (loss) attributable to non-controlling interests		(189)	33
Net profit (loss)		476,281	(358,527)

Basic and diluted earnings (loss) per share (in U.S.$ per share)
Basic and diluted earnings (loss) per share from continuing operations	26	3.9240555	(2.9762352)
Basic and diluted earnings (loss) per share		3.9240555	(2.9762352)

The accompanying notes are an integral part of these consolidated financial statements.

8

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January – December
		2024	2023
	Note	ThU.S.$	ThU.S.$

Net profit (loss)		476,281	(358,527)
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Remeasurements of defined benefit plans
Other comprehensive income before tax gains losses on remeasurements of defined benefit plans	10	(766)	(2,726)
Other comprehensive income that will not be reclassified to profit or loss before tax		(766)	(2,726)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	259,895	121,470
Other comprehensive income before tax exchange differences on translation		259,895	121,470
Cash flow hedges
Gains (losses) on cash flow hedges, before tax	23	27,762	(72,816)
Reclassification adjustments on cash flow hedges, before tax	23	(6,747)	(1,634)
Other comprehensive income before tax cash flow hedges		21,015	(74,450)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		10,911	308
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss before tax		10,911	308
Other Comprehensive income that will be reclassified to profit or loss before tax		291,821	47,328
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax
Income tax relating to remeasurements of defined benefit plans of other comprehensive income	6	207	736
Income tax relating to components of other comprehensive income that will not be reclassified to profit or loss before tax		207	736
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss before tax
Income tax relating to exchange differences on translation of other comprehensive income	6	(135,171)	135,171
Income tax relating to cash flow hedges of other comprehensive income	6-23	(6,075)	19,610
Income tax relating to share of other comprehensive income of associates and joint ventures accounted for using equity method that will be reclassified to profit or loss		(2,450)	(218)
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss		(143,696)	154,563
Other comprehensive income (loss)		147,696	199,901
Total comprehensive income (loss)		623,847	(158,626)

Comprehensive income (loss) attributable to
Comprehensive income (loss), attributable to owners of parent company		624,409	(158,848)
Comprehensive income (loss), attributable to non-controlling interests		(562)	222
Total comprehensive income (loss)		623,847	(158,626)

The accompanying notes are an integral part of these consolidated financial statements.

9

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

12-31-2024	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2024	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	476,470	476,470	(189)	476,281
Other comprehensive income, net of tax	-	125,097	14,940	(559)	8,461	147,939	-	147,939	(373)	147,566
Comprehensive income	-	125,097	14,940	(559)	8,461	147,939	476,470	624,409	(562)	623,847
Equity issue	300,000	-	-	-	-	-	-	300,000	664	300,664
Dividends	-	-	-	-	-	-	(206,684)	(206,684)	(225)	(206,909)
Increase (decrease) through transfers and other changes equity	-	-	-	-	(10,551)	(10,551)	10,551	-	-	-
Increase (decrease) due to changes in the participation of subsidiaries that do not involve loss of control	-	-	-	-	-	-	(2,916)	(2,916)	-	(2,916)
Changes in equity	300,000	125,097	14,940	(559)	(2,090)	137,388	277,421	714,809	(123)	714,686
Closing balance at 12-31-2024	1,103,618	(715,780)	(50,012)	(37,923)	104,968	(698,747)	8,312,384	8,717,255	6,460	8,723,715

12-31-2023	Issued capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial losses on defined benefit plans ThU.S.$	Other reserves ThU.S.$	Total other reserves ThU.S.$	Retained earnings ThU.S.$	Equity attributable to owners of parent ThU.S.$	Non- controlling interests ThU.S.$	Total equity ThU.S.$
Opening balance at 01-01-2023	803,618	(1,097,329)	(10,112)	(35,374)	93,091	(1,049,724)	8,500,901	8,254,795	5,189	8,259,984
Changes in Equity:
Comprehensive income
Net profit	-	-	-	-	-	-	(358,560)	(358,560)	33	(358,527)
Other comprehensive income, net of tax	-	256,452	(54,840)	(1,990)	90	199,712	-	199,712	189	199,901
Comprehensive income	-	256,452	(54,840)	(1,990)	90	199,712	(358,560)	(158,848)	222	(158,626)
Equity issue	-	-	-	-	-	-	-	-	1,376	1,376
Dividends	-	-	-	-	-	-	(92,719)	(92,719)	(204)	(92,923)
Increase (decrease) through transfers and other changes equity	-	-	-	-	13,877	13,877	(13,877)	-	-	-
Increase (decrease) through changes in ownership interests in subsidiaries that do not result in loss of control	-	-	-	-	-	-	(782)	(782)	-	(782)
Changes in equity	-	256,452	(54,840)	(1,990)	13,967	213,589	(465,938)	(252,349)	1,394	(250,955)
Closing balance at 12-31-2023	803,618	(840,877)	(64,952)	(37,364)	107,058	(836,135)	8,034,963	8,002,446	6,583	8,009,029

The accompanying notes are an integral part of these consolidated financial statements.

10

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

CONSOLIDATED STATEMENTS OF CASH FLOWS

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS
Cash flows from (used in) operating activities
Classes of cash receipts from operating activities
Receipts from sales of goods and rendering of services	6,854,709	6,211,313
Receipts from rents and subsequent sales of such assets	23,075	16,509
Other cash receipts from operating activities	840,543	702,283
Classes of cash payments
Payments to suppliers for goods and services	(5,238,597)	(5,049,907)
Payments to and on behalf of employees	(626,122)	(736,789)
Payments to manufacture or acquire assets held for rental to others and subsequently held for sale	(2,638)	(10,848)
Other cash payments from operating activities	(308,264)	(174,824)
Interest paid	(362,234)	(328,317)
Interest received	65,114	137,480
Income taxes (paid) refunded	(69,848)	(28,463)
Other inflows (outflows) of cash, net	5,579	1,990
Net cash flow from (used in) operating activities	1,081,317	740,427

Cash flows from (used in) investing activities

Cash flow from loss of control of subsidiaries or other businesses	958,273	-
Cash flow used in obtaining control of subsidiaries or other businesses	(72,037)	-
Other cash receipts from sale equity or debt instruments from other entities	7,109	-
Other cash payments to acquire equity or debt instruments from other entities	(26,526)	(27,528)
Other cash payments to acquire interest in joint ventures	(28,279)	(11,222)
Loans to related entities	(5,500)	-
Proceeds from sales of property, plant and equipment	37,660	11,859
Purchase of property, plant and equipment	(838,844)	(844,470)
Proceeds from sales of intangible assets	-	281
Purchase of intangible assets	(6,137)	(6,682)
Proceeds from other long-term assets	5,512	6,088
Purchase of other long-term assets	(383,912)	(411,897)
Dividends received	6,982	4,265
Other inflows (outflows) of cash, net	16,726	(53,818)
Cash flows from (used in) investing activities	(328,973)	(1,333,124)

Cash flows from (used in) financing activities

Cash flow used in the purchase of non-controlling interests	(3,600)	-
Proceeds from issuing shares	300,519	-
Total proceeds from borrowings	1,695,525	2,126,607
Proceeds from long-term borrowings	481,269	1,160,649
Proceeds from short-term borrowings	1,214,256	965,958
Repayments of borrowings	(2,132,898)	(1,118,156)
Payments of lease liabilities	(82,059)	(73,806)
Dividends paid	(94,637)	(282,728)
Other inflows (outflows) of cash, net	11,202	(6,250)
Cash flows from (used in) financing activities	(305,948)	645,667
Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	546,396	52,970
Effect of exchange rate changes on cash and cash equivalents	(44,844)	(150,169)
Net increase (decrease) of cash and cash equivalents	501,552	(97,199)
Cash and cash equivalents, at the beginning of the period	570,008	667,207
Cash and cash equivalents, at the end of the period	1,071,560	570,008

The accompanying notes are an integral part of these consolidated financial statements.

11

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO the consolidated financial statements as of December 31, 2024 and 2023

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93.458.000-1, is a closely held corporation. As it is an issuer of publicly offered securities (bonds), these are registered in the Securities Registry (the “Registry”) of the Chilean Commission for the Financial Market (“CMF”), and the Company is therefore subject to the supervision of said Commission. Additionally, the Company is registered as a non-accelerated filer in the Securities and Exchange Commission (SEC) of the United States of America.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of products related to the forestry and timber industries. Its main operations are focused on business areas of pulp and wood products.

As of December 31, 2024, Arauco is controlled by Empresas Copec S.A., tax identification number 90.690.000-9, which owns 99.999916% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the CMF.

Moreover, Empresas Copec S.A. is controlled by the public corporation AntarChile S.A., tax identification number 96.556.310-5, which owns 60.8208% of Empresas Copec S.A. Furthermore, the ultimate shareholders of AntarChile S.A. and, consequently, of Empresas Copec S.A., are Mr. Roberto Angelini Rossi, tax identification number 5.625.652-0, and Mrs. Patricia Angelini Rossi, tax identification number 5.765.170-9.

Arauco’s consolidated financial statements were prepared on a going concern basis.

Presentation of consolidated financial statements

The consolidated financial statements presented by Arauco are comprised by the following:

-	Consolidated statements of financial position as of December 31, 2024 and 2023.
-	Consolidated statements of profit or loss for the years ended December 31, 2024 and 2023.
-	Consolidated statements of comprehensive income for the years ended as of December 31, 2024 and 2023.
-	Consolidated statements of changes in equity for the years ended December 31, 2024 and 2023.
-	Consolidated statements of cash flows for the years ended as of December 31, 2024 and 2023.
-	Explanatory disclosures (notes).

12

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Period covered by the consolidated financial statements

As of December 31, 2024 and 2023.

Date of approval of the consolidated financial statements

These consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Meeting No. 730 on February 26, 2025.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

ICMS – Tax movement of inventories and services (Brazil)

ThCLP$ - Thousands of Chilean pesos

ThR$ - Thousands of Brazilian real

Th€ - Thousands of Euros

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. dollars, while their costs of sales are to a large extent related or indexed to the U.S. dollar.

For the pulp reportable segment, most of the sales are exports denominated in U.S. dollars and costs are mainly related to plantation costs which are settled in U.S. dollars.

For the wood reportable segment, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. dollar.

The currency used to finance operations is mainly the U.S. dollar.

The presentation currency of the consolidated financial statements is the U.S. dollar. Figures on these consolidated financial statements are presented in thousands of rounded U.S. dollar (ThU.S.$).

13

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of the consolidated financial statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and they represent the explicit and unreserved adoption of IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these consolidated financial statements, in accordance with IFRS, requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

- Biological assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree. The main considerations used to calculate the valuation of forest plantations and a sensitivity analysis are presented in Note 20.

- Litigation and contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

14

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

c)	Consolidation

The consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee's returns);

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of the voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company's relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the consolidated financial statements of subsidiaries in order to ensure compliance with Arauco's accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from these consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity.

15

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian real, Mexican pesos, Canadian dollars, Chilean pesos and Argentine pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated as indicated in Note 1 (e) (ii).

The subsidiaries non-controlling interests in profits or losses and in the equity are presented separately in the consolidated statement of comprehensive income, in the consolidated statement of changes in equity and in the consolidated statement of financial position respectively.

d)	Segments

Arauco has defined its reportable segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The personnel responsible for making such decisions are the Executive Vice-president and the Chief Executive Officer who are the highest authorities for making decisions and are supported by the Vice-presidents of each segment.

Based on the aforementioned process, the Company has established reportable segments according to the following business units:

•	Pulp
•	Wood products

Refer to Note 24 for detailed financial information by reportable segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco’s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within equity.

16

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

(ii)	Foreign currency transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the consolidated statements of profit or loss, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

f)	Cash and cash equivalents

Cash and cash equivalents include cash-on-hand, deposits held on demand at financial entities and other short-term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial instruments

Financial assets

Initial classification

Arauco classifies its financial assets into the following categories: fair value through profit or loss and amortized cost.

Arauco does not have financial assets at fair value through other comprehensive income.

The classification is based on the business model used to manage the assets and the characteristics of their contractual cash flows.

Management determines the classification of its financial assets at the time of their initial recognition.

(a) Financial assets at fair value through profit or loss: these instruments are initially measured at fair value. Net income and losses, including any income from interest or dividends, are registered in the profit or loss of the period. Financial assets are classified in the category of financial assets at fair value through profit or loss when they are maintained for negotiation or designated in their initial registration as assets at fair value through profit or loss. A financial asset can be classified in this category if it is acquired mainly for the purposes of being sold in the short-term. Gain or losses of assets held for negotiations are registered in the consolidated statements of profit or loss, and the related interest is registered independently as financial income. Derivatives are classified as acquired for negotiation also unless they are designated as hedging instruments.

(b) Assets measured at amortized cost: they are initially registered at the fair value of the transaction, adding or subtracting the transaction costs that are directly attributable to the issuance of the financial asset or financial liability. The financial asset is maintained within a business model, the objective of which is to maintain financial assets to obtain contractual cash flows and the contractual conditions of the asset give rise, on specified dates, to cash flows that are solely payments of principal and interest (“SPPI”) over the amount of the outstanding principal.

17

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Subsequent measurement

Financial instruments are subsequently measured at fair value through profit or loss or amortized cost.

The classification is based on two criteria: i) the Company’s business model for the management of financial instruments, and ii) whether the contractual cash flows related to the financial instruments represent “Solely Payments of Principal and Interest”.

a) Financial assets at fair value through profit or loss: these instruments are subsequently measured at fair value. Net earnings and losses, including income from interest and dividends, are registered as profits or losses for the period. These instruments are held for negotiation, and they are mainly acquired to be sold in the short-term. Derivatives are also classified as held for negotiation, unless they are registered as hedging instruments. Financial instruments of this type are classified as other current and non-current financial assets. They are subsequently valuated by determining their fair value, registering changes in value in the consolidated statements of profit or loss, in the items of financial income or financial costs.

b) Financial assets measured at amortized cost: These instruments are subsequently measured at amortized cost minus accumulated amortizations, using the effective interest method and adjusted by loss allowance and volume discounts, in the case of financial assets. Financial income and expenses, foreign exchange income and losses, and impairment are registered in results. Any earnings or losses due to initial or subsequent reductions of the value of the asset are registered in the statement of profit or loss of the period. Borrowings and receivables are non-derivative financial instruments with fixed or determinable payments not traded in any active market. They are registered at amortized cost, registering accrued conditions directly in profit or loss.

Arauco measures accumulated losses in a quantity equivalent to expected credit losses during the lifelong commitment. Expected credit losses are based on contractual cash flow differences based on the allowance of each contract and the cash flows that Arauco expects. The difference is then discounted based on an approximation of the asset’s original effective interest rate. The asset’s carrying value is reduced as the allowance is used, and the loss is recognized in sales expenses in the consolidated statements of profit or loss. When an account receivable cannot be collected, it is regularized against the allowance account for receivables. Subsequent recoveries of previously impaired amounts are recognized as a debit in distribution cost.

Derivative financial instruments are explained in Note 1 h).

Financial liabilities

Arauco classifies its financial liabilities as follows: fair value through profit or loss, derivatives designated as effective hedging instruments and amortized costs.

Management determines the classification of its financial liabilities upon initial recognition. Financial liabilities are derecognized when the obligation is cancelled, settled or expired. When an existing financial liability is replaced with another of the same provider under substantially different terms, or where the terms of an existing liability are substantially amended, such exchange or modification is treated as a write-off of the original liability, with a new liability being recognized, and the difference between the respective carrying amounts is recognized in the consolidated statement of profit or loss.

18

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Financial liabilities are initially recognized at fair value, and in the case of borrowings, they include the costs directly attributable to the transaction. The subsequent measurement of the financial liabilities depends on their classification:

Financial liabilities at fair value through profit or loss

Financial liabilities are included in the category of financial liabilities at fair value through profit or loss when they are held for trading or originally designated at fair value through profit or loss. Income and losses from liabilities held for trading are recognized in profit or loss. This category includes non-designated derivatives for hedging accounting.

Financial liabilities at amortized cost

Other financial liabilities are subsequently valued at their amortized cost based on the effective interest rate method. The amortized cost is calculated taking into account any premium or acquisition discount and includes the costs of transactions that are an integral part of the effective interest rate. This category includes commercial accounts payable and other accounts payable, lease liabilities, as well as the borrowings included in other current and non-current financial liabilities.

h)	Derivative financial instruments

(i) Derivative financial instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The Company’s policy is to enter into derivatives contracts only for economic hedging purposes and there are no instruments with speculation objectives.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting

The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

19

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

-Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

-Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are measured at the lower of cost or net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

20

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

j)	Non-current assets held for sale

Arauco classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the consolidated statements of financial position are the subject of active sale efforts which are estimated to be highly probable.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree, and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income taxes and IAS 19 respectively;

-liabilities or equity instruments related to share-based payment arrangements of the acquiree or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquiree are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current assets held for sale and discontinued operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IFRS 9.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments' proportionate share of non-controlling interests, in the recognized amounts of the acquirer’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

21

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Arauco measures the fair value of the acquired company in the business combination achieved in each stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity in the acquiree in the consolidated statements of profit or loss.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize the portion corresponding to the statement of profit or loss or to the statement of comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco's ownership percentage.

If the acquisition cost is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in statement of profit or loss in line other gains (losses).

22

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

If Arauco’s share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, Arauco discontinues recognizing its share of further losses. After Arauco's carrying value in the investee is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that Arauco has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture. If the associate or joint venture subsequently reports profits, Arauco resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

(i)	Computer software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water rights, rights of way and other rights

This item includes water rights, rights of way and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers relationships

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquired company, and the fair value of the acquirer's previously held equity interest in the acquired company (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statements of profit or loss.

23

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquired company are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized in subsidiaries Arauco Canada Ltd. and Arauco do Brasil S.A., generated on subsidiaries acquisitions whose functional currency is different from the functional currency of the parent company and presentation of these consolidated financial statements, are translated into U.S. dollars at the closing exchange rate.

o)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets. The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRS 16 for recognizing leases in a manner consistent with contracts with similar features and akin circumstances.

At the beginning of a contract, Arauco assesses whether the contract is, or if it contains, a lease. A contract is, or contains, a lease if it transfers the right to control the use of a given asset for a certain period of time, in exchange for consideration.

As of the initial date for recording a lease, Arauco, as lessee, recognizes an asset by the right of use at cost.

24

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The cost of the asset for right of use comprises:

-	The amount of the initial measurement of the lease liability. This measurement is at present value of the payments for leases that have not been disbursed as of that date. Payments for leases are discounted using the incremental interest rate for financial borrowings;
-	Payments for leases performed prior to or as of the initiation date, minus the lease incentives that have been received;
-	The initial direct costs incurred by the lessee; and
-	An estimation of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the location where the same is located, or restoring the underlying asset to the condition required under the terms and conditions of the lease, unless such costs are incurred in order to produce inventories. The lessee assumes obligations stemming from such costs either at the commencement date, or as a result of having used the underlying asset during a specific period.

After the initial recognition date, Arauco, as lessee, recognizes its asset for right of use by applying the cost model, minus the accumulated depreciation and impairment losses, and adjusted for remeasurement of the liability for lease.

At the beginning, Arauco in the capacity of lessee, recognizes the lease liability at present value of the lease payments that have not been disbursed as of that date. Lease payments are discounted using the incremental interest rate for financial borrowings.

After the initial recognition date, Arauco, as lessee, recognizes a liability for leases by increasing the book value, so as to reflect the interest over the liability for lease, reducing the amount in order to reflect the payments for leases that have been performed and once again recognizing the book value, so as to reflect the remeasurement and also to reflect the essential fixed payments for leases that have been revised.

Arauco presents the assets by right of use in the consolidated statement of financial position and are further disclosed in Note 8. Likewise, lease liabilities are presented in the consolidated statement of financial position and further disclosed in Note 23.

IFRS 16 maintains substantially the accounting requirements of the lessor from IAS 17. Therefore, Arauco has continued to classify its leases as operational or financial, as the case may be.

Income from operating leases in which Arauco is the lessor are recognized on a straight-line basis during the term of the lease. Initial direct costs are added to the book value of the underlying asset and are recognized as expenses during the term of the lease on the same basis as the lease income. Leased assets are included within the statement of financial position, in property, plant and equipment. Arauco did not make adjustments with respect to assets that maintains as a lessor, as a result of IFRS 16 adoption.

When assets are leased under a financial lease, the present value of lease payments are recognized as financial accounts receivable. The difference between the gross receivable and the present value of such amount, is recognized as financial return on capital.

25

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates, at the beginning of the contract and based on its relative reasonable values, payments and considerations associated with the lease, from the rest of the elements incorporated into the contract.

q)	Biological assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of the fair value of the biological assets is determined using a discounted cash flow model. Our cash flow projections include significant judgments and assumptions relating to discount rates, estimated growth of the forests and sales margins. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short-term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statements of profit or loss.

r)	Income taxes

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized, or the deferred income tax liability is settled.

Deferred taxes are recognized in accordance with the standards established in IAS 12 - Income Tax.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

26

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events, under which, it is probable that an outflow of resources will be required to settle the obligation; and when a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are valued at fair value of the consideration received or to be received, derived from them. Arauco analyses and takes under consideration all relevant facts and circumstances to apply the five-step model established under IFRS 15 to customer contracts: (i) identify the contract, (ii) identify the performance obligations, (iii) determine the transaction price, (iv) allocate the transaction price, and (v) recognize revenue. Additionally, Arauco evaluates the incremental costs of obtaining a contract and the costs incurred to comply with a contract. Arauco recognizes revenues when the steps established in IFRS have been satisfactorily complied with.

Accounts receivable are recognized when control over goods or services has been transferred to the customer, because at this point of the time collection is unconditional and the passage of time is only needed to receive payment.

(i)	Revenue recognition from the sale of goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the committed goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably. Revenue from the sale of goods are recognized when there is no obligation unsatisfied that could affect the customer’s acceptance of the product. The delivery is effective when the products are sent to the specific location, the risks of obsolescence and loss have been transferred to the customer and when Arauco has objective evidence that all acceptance criteria have been satisfied.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

27

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company.

(ii)	Revenue recognition from rendering of services

Revenue from the rendering of services is recognized as long as the performance obligation have been satisfied.

Revenue is recognized considering the stage of completion of the transaction at the date of the reporting period, when Arauco has the enforceable right of payment from the rendering of the services.

There is no significant financing component, given that sales are made with a reduced average collection period, which is in line with market practice.

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Eléctrico Nacional (SEN) (“National Electrical System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Coordinador Eléctrico Nacional (CEN) (“National Electrical Coordinator”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the SEN.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts are recognized considering the stage of completion of the services rendered at the date of reporting, generally during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from reportable segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the consolidated financial statements.

u)	Minimum dividend

The statutes of the Company provide that for the purposes of the annual distribution of the net income of each year, it will be up to the Ordinary Shareholders' Meeting annually to determine the part of said profits that will be distributed as a dividend to the shareholders. Such determination will be made by the Board without being subject to the minimum of 30% established in article No. 79 of the Chilean Corporations Law No. 18,046, on Public Limited Companies, and may agree to the distribution of a lower percentage.

In a board meeting on September 24, 2024, it was agreed to modify the dividend policy, establishing that an amount equivalent to 30% of the distributable net profit for the fiscal years 2024, 2025 and 2026, will be distributed annually. For subsequent years, an amount equivalent to 40% of the distributable net income for each fiscal year will be distributed as dividends. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

28

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to owners of the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

w)	Impairment

Non-financial assets

The recoverable amount of property, plant and equipment and other long-term assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount however a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exist or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in the consolidated statement of profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

29

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired.

An allowance for doubtful accounts is established based on a measurement of expected losses using a simplified approach.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x)	Employee benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y)	Employee vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in line item “Trade and other current payables” in the consolidated statements of financial position.

30

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

z)	Recent accounting pronouncements

a) Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2024:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 1	Non-current liabilities with covenants	January 1, 2024
These amendments clarify how conditions with which an entity must comply within twelve months after the reporting period affect the classification of a liability. The amendments also aim to improve information an entity provides related to liabilities subject to these conditions.

IFRS 16	Leases on sale and leaseback	January 1, 2024
These amendments include requirements for sale and leaseback transactions in IFRS 16 to explain how an entity accounts for a sale and leaseback after the date of the transaction. Sale and leaseback transactions where some or all the lease payments are variable lease payments that do not depend on an index or rate are most likely to be impacted.

IAS 7 and IFRS 7	Supplier finance arrangements	January 1, 2024
These amendments require disclosures to enhance the transparency of supplier finance arrangements and their effects on a company’s liabilities, cash flows and exposure to liquidity risk.

The adoption of the standards, amendments and interpretations described in the table above have not had a significant impact on Arauco’s consolidated financial statements during its initial application period.

b) Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Amendments and improvements	Content	Mandatory application for annual periods beginning on or after
IAS 21	Lack of Exchangeability	January 1, 2025
An entity is impacted by the amendments when it has a transaction or an operation in a foreign currency that is not exchangeable into another currency at a measurement date for a specified purpose.

IFRS 9 and IFRS 7	Classification and Measurement of Financial Instruments	January 1, 2026
Clarify the requirements, give the guidance, add new disclosures for certain instruments.

Contracts Referencing Nature Dependent Electricity
Clarify the application and disclosure requirements; permitting hedge accounting if these contracts are used as hedging instruments.

IFRS 18	Presentation and Disclosure in Financial Statements	January 1, 2027
This is the new standard on presentation and disclosure in financial statements, with a focus on updates to the statement of profit or loss.

IFRS 19	Subsidiaries without Public Accountability: Disclosures	January 1, 2027
An eligible subsidiary applies the requirements in other IFRS Accounting Standards except for the disclosure requirements and instead applies the reduced disclosure requirements in IFRS 19.

Arauco estimates that the adoption of the standards, amendments and interpretations described in the table above will not have a significant impact on Arauco’s consolidated financial statements during its initial application period, except for the new IFRS 18 standard that will modify the actual presentation of the Income Statement, and we are currently evaluating any significant impacts.

31

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 2. ACCOUNTING POLICIES, CHANGES IN ACCOUNTING ESTIMATES

Changes to accounting policies

As of December 31, 2024, there had not been significant changes in the accounting policies with respect to the 2023 financial year.

Changes to accounting estimates

As of December 31, 2024, there had been no changes in the methodologies for calculating the accounting estimates with respect to the 2023 financial year.

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of information on issued capital

On October 17, 2024 a capital increase of ThU.S.$ 300,000 was subscribed, equivalent to 4,567,774 shares, which were paid on December 17,2024.

As of December 31, 2024 and 2023, the shareholders composition according to the amount of shares owned was as follows:

	12-31-2024		12-31-2023
Shareholders	Shares	%	Shares	%
Empresas Copec S.A.	125,042,019	99.99991603%	120,474,249	99.99991616%
AntarChile S.A.	105	0.00008397%	101	0.00008384%
	125,042,124	100.00000000%	120,474,350	100.00000000%

At the date of these consolidated financial statements the share capital of Arauco was ThU.S.$ 1,103,618.

	12-31-2024	12-31-2023
Description of shares by type of capital in ordinary shares	100% of Capital corresponds to ordinary shares
Number of authorized shares by type of capital in ordinary Shares	125,042,124	120,474,350
Nominal value of shares by type of capital in ordinary shares	U.S.$ 8.8260 per share	U.S.$ 6.6704 per share
Amount of capital in shares by type of ordinary shares that constitute capital	ThU.S.$ 1,103,618	ThU.S.$ 803,618
Number of shares issued and fully paid by type of capital in ordinary shares	125,042,124	120,474,350

b)	Dividends paid

On December 10, 2024, a provisional dividend of ThU.S.$ 94,397 was paid with a charge to the retained earnings from the profits of the year 2024, which represented 15% of the distributable net profit at the end of September 2024.

On May 10, 2023, a definitive dividend of ThU.S.$ 279,622 was paid according to the extraordinary dividend policy distribution of 50% of the distributable net profit after discounting the payment made in December 2022 of ThU.S.$ 183,971.

32

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The amount of ThU.S.$ 206,684 presented in the consolidated statement of changes in equity for the year ended December 31, 2024, contains the minimum dividend provision. As of December 31, 2023 there was no minimum dividend provision for the 2023 losses.

See Note 26 for details.

In the consolidated statement of cash flows, an amount of ThU.S.$ 94,637 for the year ended December 31, 2024 (ThU.S.$ 282,728 for the year ended December 31, 2023) is presented within the Dividends paid, of which ThU.S.$ 94,397 (ThU.S.$ 279,622 for the year ended December 31, 2023) correspond to the amount original in U.S. dollars of the dividend payment to owners of the parent company.

Dividends paid detail, ordinary shares
Dividends paid	Provisional dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	12-10-2024
Amount of dividends	ThU.S.$ 94,397
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 0.783542

Dividends paid detail, ordinary shares
Dividends paid	Definitive dividend
Classes of shares for which there are dividends paid	Ordinary shares without series
Date of dividends paid	05-10-2023
Amount of dividends	ThU.S.$ 279,622
Number of shares on which pay dividends	120,474,350
Dividend per shares	U.S.$ 2.321007

c)	Disclosure of information on reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

The hedging reserve corresponds to the part of the net gains or losses of derivatives financial instruments that qualify as cash flow hedges, in force in Arauco at the end of each period/fiscal year.

Reserve of actuarial losses in defined benefit plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

33

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Other reserves

This mainly corresponds to the share of legal reserves and other comprehensive income of investments in associates and joint agreements.

d)	Other items in the consolidated statements of profit or loss

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures for the year ended December 31, 2024 and 2023 are as follows:

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Classes of Other Income
Total Other Income	597,061	573,017
Gain from changes in fair value of biological assets (Note 20) (1)	159,021	264,477
Net income from insurance compensation	17,336	204,966
Revenue from export promotion	1,099	943
Lease income	4,960	10,158
Gain on sales of assets	21,040	27,755
Rights of way	5	488
Recovery of tax credits	1,622	7,102
Compensations received	43	7,285
Gain on sales of subsidiaries and associates	354,067	-
Reversal of impairment of property, plants and equipment	7,248	6,886
Reimbursement provisions (legal and others)	3,680	12,322
Other operating income	26,940	30,635

Classes of Other Expenses by function
Total Other Expenses by function	(212,213)	(480,336)
Depreciation for leased assets	(2,814)	(1,494)
Provision legal expenses	(12,483)	(14,398)
Impairment provision for property, plant and equipment, provision for inventory obsolescence, withdrawals and others	(42,583)	(110,559)
Operating expenses related to restructuring or from plants stoppage or closed	(44,181)	(236,525)
Expenses related to projects	(11,399)	(13,975)
Loss by leasses	(747)	-
Loss of asset sales	(11,497)	(12,389)
Loss and repair of assets	(3,149)	(11,076)
Loss of forest due to fires	(24,918)	(25,101)
Other Taxes	(34,691)	(20,977)
Research and development expenses	(1,605)	(3,939)
Fines, readjustments and interest	(695)	(1,146)
Loss on sale of associates	(20)	-
Loss of tax credits	(2,195)	(4,287)
Other expenses	(19,236)	(24,470)

Classes of Finance Income
Total Finance Income	66,355	131,666
Finance income by mutual funds - term deposits	44,881	113,522
Finance income resulting from derivatives	3	8
Other finance income	21,471	18,136

Classes of Finance Costs
Total Finance Costs	(397,923)	(373,496)
Interest expense, Bank borrowings	(85,860)	(78,753)
Interest expense, Bonds	(204,570)	(214,079)
Interest expense resulting from derivatives	(41,066)	(26,800)
Interest expense for right-of-use (1)	(29,991)	(19,995)
Other finance costs	(36,436)	(33,869)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	(45,792)	7,709
Investments in associates (2)	(22,650)	3,990
Investments in joint ventures	(23,142)	3,719
(1)	In 2024, includes the effect of changes in fair value of plantations and interest expense for the Brazilian companies right-of-use assets that were previously classified as held for sale and sold during the period, through the sale date.
(2)	In 2024, includes the share of the profit of the associate Forestal Vale do Corisco S.A. that were previously classified as held for sale and sold during the period, through the sale date.

34

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these consolidated financial statements is presented below:

	January – December
	2024	2023
Cost of sales	ThU.S.$	ThU.S.$
Timber	963,721	1,068,662
Forestry labor costs and other services	702,315	692,518
Depreciation and amortization	584,343	535,244
Depreciation for right of use	35,005	28,082
Maintenance costs	355,733	355,389
Chemical costs	662,732	649,413
Sawmill costs	122,927	122,748
Other raw materials	236,098	285,828
Other indirect costs	222,550	233,903
Energy and fuel	276,517	275,732
Cost of electricity	50,587	65,191
Staff expenses	421,621	431,385
Total	4,634,149	4,744,095

Total amount is comprised of the cost of inventory sales for ThU.S.$4,522,430 as of December 31, 2024 (ThU.S.$ 4,616,212 as of December 31, 2023) and the cost of rendering services for ThU.S.$111,719 as of December 31, 2024 (ThU.S.$ 127,883 as of December 31, 2023).

	January – December
	2024	2023
Distribution costs	ThU.S.$	ThU.S.$
Selling costs	35,502	41,966
Commissions	17,070	15,400
Insurance	6,584	7,186
Provision for doubtful accounts	1,098	3,094
Other selling costs	10,750	16,286
Shipping and freight costs	659,875	651,073
Port services	70,717	61,802
Freights	530,334	528,218
Depreciation for right of use	1,068	1,184
Shipping internment, warehousing, stowage, customs and other costs	57,756	59,869
Total	695,377	693,039

	January – December
	2024	2023
Administrative expenses	ThU.S.$	ThU.S.$
Wages and salaries	219,046	245,822
Marketing, advertising, promotion and publications expenses	14,516	14,542
Insurances	49,359	54,173
Depreciation and amortization	43,716	43,075
Depreciation for right of use	7,110	7,361
Computer services	29,836	37,859
Lease of offices, other property and vehicles	7,323	7,854
Donations, contributions, scholarships	9,010	10,983
Fees (legal and technical advisors)	35,817	35,831
Property taxes, city permits and rights	21,225	32,639
Cleaning services, security services and transportation	23,329	28,381
Third-party variable services (manoeuvres, logistics)	41,030	38,537
Basic services (electricity, telephone, water)	6,768	7,323
Maintenance and repair	5,932	6,933
Seminars, courses, training materials	3,117	2,637
Travels, clothing and safety equipment, environmental expenses, audits and others	47,893	50,376
Total	565,027	624,326

35

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 4. INVENTORIES

	12-31-2024	12-31-2023
Components of inventory	ThU.S.$	ThU.S.$
Raw materials	166,695	141,554
Production supplies	209,201	202,924
Work in progress	82,565	84,644
Finished godos	762,086	721,267
Spare parts	235,713	249,457
Total inventories	1,456,260	1,399,846

In order to have inventories recorded at net realizable value, inventories are subject to evaluations and obsolescence provision recognition as of December 31, 2024, a net increase of inventories was recognized associated with a lower provision of ThU.S.$ 3,728 (ThU.S.$ 33,361 as of December 31, 2023). As of December 31, 2024, the amount of provision arises to the sum of ThU.S.$ 107,003 (ThU.S.$ 110,731 as of December 31, 2023).

As of December 31, 2024, there were inventory write-offs of ThU.S.$ 2,200 (ThU.S.$ 3,614 as of December 31, 2023) which are presented in the consolidated statements of profit or loss within cost of sales.

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these consolidated financial statements, no inventories were pledged as security.

36

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

The investment objective of time deposits is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean pesos or in foreign currencies such as U.S. dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	12-31-2024	12-31-2023
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	47	60
Balances with Banks	642,064	337,973
Short-term deposits	359,150	99,167
Mutual funds	70,299	132,808
Total	1,071,560	570,008

The risk classification of the Company’s mutual funds as of December 31, 2024 and December 31, 2023 is shown below.

	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
AAAfm	62,524	83,712
No classification	7,775	49,096
Total Mutual Funds	70,299	132,808

Changes in financial liabilities

		12-31-2024
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	1,499,051	108,004	4,997,038	6,604,093
Cash flows	(+) Borrowings obtained	1,303,663	-	391,862	1,695,525
	(-) Borrowings paid	(1,582,810)	(6,748)	(543,340)	(2,132,898)
	(+/-) Commissions (discount) of issue	-	-	11,163	11,163
	(-) Interest paid	(87,699)	(38,969)	(206,200)	(332,868)
	(+) Accrued interest	86,324	40,414	197,941	324,679
	(+/-) Exchange rate difference	(24,083)	-	(135,388)	(159,471)
	(+/-) Changes in fair value	-	99,217	-	99,217
	(+/-) Other movements (*)	(43,423)	-	4,600	(38,823)
	Closing balance	1,151,023	201,918	4,717,676	6,070,617
(*):	This line includes mainly the exchange difference on translation mainly from Brazilian companies.

37

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

		12-31-2023
		Bank borrowings	Hedging liabilities	Bonds and promissory notes	Other financial liabilities, Total
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Opening balance January 1	940,677	76,686	4,513,459	5,530,822
Cash flows	(+) Borrowings obtained	1,594,613	-	531,994	2,126,607
	(-) Borrowings paid	(1,070,319)	(1,633)	(46,204)	(1,118,156)
	(+/-) Commissions (discounts) of issue (*)	(473)	-	(5,776)	(6,249)
	(-) Interest paid	(71,995)	(33,711)	(202,497)	(308,203)
	(+) Accrued interest	78,703	34,190	205,238	318,131
	(+/-) Exchange rate difference	15,395	-	(2,899)	12,496
	(+) Business combination	395	-	-	395
	(+/-) Changes in fair value	-	32,472	-	32,472
	(+/-) Other movements	12,055	-	3,723	15,778
	Closing balance	1,499,051	108,004	4,997,038	6,604,093

(*)	It includes commissions for bank borrowings.

		Lease liabilities
		12-31-2024	12-31-2023
		ThU.S.$	ThU.S.$
	Opening balance January 1	559,382	264,224
Cash flows	(-) Borrowings paid	(82,059)	(73,806)
	(-) Interest paid	(29,366)	(20,114)
	(+) Accrued interest	29,490	20,445
	(+/-) Inflation adjustment	(51)	(404)
	(+/-) Exchange rate difference	(5,071)	(521)
	(+) Business combination	-	134
	(-) Decrease through transfer to liabilities included in disposal groups classified as held for sale	-	(18,795)
	(+) Increase due to new leases liabilities	361,421	376,259
	(+/-) Other movements (*)	(105,756)	11,960
	Closing balance	727,990	559,382
(*):	This line includes mainly the exchange difference on translation mainly from Brazilian companies.

38

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 27% in Chile, 35% in Argentina, 30% in Mexico, 34% in Brazil, 25% in Uruguay and 21% in the United States (federal tax rate).

Deferred tax assets

The following table sets forth the deferred tax assets as of the dates indicated:

	12-31-2024	12-31-2023
Deferred tax assets	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	11,125	14,008
Deferred tax assets relating to investments (*)	-	78,061
Deferred tax assets relating to post-employment benefits	23,063	25,726
Deferred tax assets relating to property, plant and equipment	89,655	80,410
Deferred tax assets relating to impairment provision	5,672	12,319
Deferred tax assets relating to financial instruments	87,134	82,535
Deferred tax assets relating to tax loss carry forward	235,828	233,468
Deferred tax assets relating to biological assets	4,806	-
Deferred tax assets relating to inventories	27,374	25,011
Deferred tax assets relating to provisions for income	35,889	16,807
Deferred tax assets relating to allowance for doubtful accounts	3,160	2,384
Deferred tax assets relating to intangible revaluation	215	35
Deferred tax assets relating to other deductible temporary differences	73,791	39,065
Total deferred tax assets	597,712	609,829
Offsetting presentation	(524,303)	(521,262)
Net effect	73,409	88,567
(*)	See explanatory text in note 22

Certain subsidiaries of Arauco mainly in Chile and Brazil, as of the date of these consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of the deferred tax assets recorded. The total amount of these tax losses is ThU.S.$ 928,974 (ThU.S.$ 956,949 as of December 31, 2023).

In addition, as of the closing date of these consolidated financial statements, there are ThU.S.$ 129,300 (ThU.S.$ 251,396 as of December 31, 2023) of non-recoverable tax losses mainly from subsidiaries in the United States and Netherlands. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred tax liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	12-31-2024	12-31-2023
Deferred tax liabilities	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,374,164	1,415,101
Deferred tax liabilities relating to financial instruments	18,887	26,766
Deferred tax liabilities relating to biological assets	469,770	475,592
Deferred tax liabilities relating to inventory	56,101	57,619
Deferred tax liabilities relating to prepaid expenses	34,889	36,837
Deferred tax liabilities relating to intangible	6,089	10,420
Deferred tax liabilities relating to other taxable temporary differences	33,915	42,551
Total deferred tax liabilities	1,993,815	2,064,886
Offsetting presentation	(524,303)	(521,262)
Net effect	1,469,512	1,543,624

39

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The effect of this period in current and deferred tax liabilities related to financial hedging instruments corresponds to a debit of ThU.S.$ 6,075 as of December 31, 2024 (credit of ThU.S.$ 19,610 as of December 31, 2023), which is presented net in reserves for cash flow hedges in the consolidated statement of changes in equity.

Reconciliation of deferred tax assets and liabilities

	Opening	Deferred tax	Deferred tax of ítems	Increase (decrease)	Increase (decrease)	Closing
	balance 01-01-2024	income (expenses)	charged to equity	business combination	net exchange differences	balance 12-31-2024
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets relating to liabilities provisions	14,008	(1,857)	-	-	(1,026)	11,125
Deferred tax assets relating to investments	78,061	57,110	(135,171)	-	-	-
Deferred tax assets relating to post-employment benefits	25,726	(2,866)	207	-	(4)	23,063
Deferred tax assets relating to property, plant and equipment	80,410	10,928	-	644	(2,327)	89,655
Deferred tax assets relating to impairment provision	12,319	(4,408)	-	-	(2,239)	5,672
Deferred tax assets relating to financial instruments	82,535	14,618	(7,337)	-	(2,682)	87,134
Deferred tax assets relating to tax loss carry forward	233,468	7,183	-	-	(4,823)	235,828
Deferred tax assets relating to biological assets	-	4,806	-		-	4,806
Deferred tax assets relating to inventories	25,011	2,634	-	-	(271)	27,374
Deferred tax assets relating to provisions for income	16,807	19,076	-	-	6	35,889
Deferred tax assets relating to allowance for doubtful accounts	2,384	791	-	-	(15)	3,160
Deferred tax assets relating to intangible revaluation	35	180	-	-	-	215
Deferred tax assets relating to other deductible temporary differences	39,065	37,220	-	-	(2,494)	73,791
Total deferred tax assets	609,829	145,415	(142,301)	644	(15,875)	597,712

	Opening	Deferred tax	Deferred tax of items	Increase (decrease)	Increase (decrease)	Closing
	balance 01-01-2024	(income) expenses	charged to equity	business combination	net exchange differences	balance 12-31-2024
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,415,101	(29,618)	-	-	(11,319)	1,374,164
Deferred tax liabilities relating to financial instruments	26,766	(6,617)	(1,262)	-	-	18,887
Deferred tax liabilities relating to biological assets	475,592	(8,089)	-	2,649	(382)	469,770
Deferred tax liabilities relating to inventory	57,619	(1,411)	-	-	(107)	56,101
Deferred tax liabilities relating to prepaid expenses	36,837	(1,947)	-	-	(1)	34,889
Deferred tax liabilities relating to intangible	10,420	(2,632)	-	-	(1,699)	6,089
Deferred tax liabilities relating to other taxable temporary differences	42,551	(5,471)	-	-	(3,165)	33,915
Total deferred tax liabilities	2,064,886	(55,785)	(1,262)	2,649	(16,673)	1,993,815

	Opening	Deferred tax	Deferred tax of items	Increase (decrease)	Decrease due to	Increase (decrease)	Closing
	balance 01-01-2023	income (expenses)	charged to equity	business combination	classification to held for sale	net exchange differences	balance 12-31-2023
Deferred tax assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to liabilities provisions	17,896	(3,993)	-	-	(280)	385	14,008
Deferred tax Assets relating to investments	-	(57,110)	135,171	-	-	-	78,061
Deferred tax Assets relating to post-employment benefits	25,904	(924)	736	-	-	10	25,726
Deferred tax Assets relating to property, plant and equipment	45,919	34,370	-	-	-	121	80,410
Deferred tax Assets relating to impairment provision	13,517	(1,907)	-	-	-	709	12,319
Deferred tax Assets relating to financial instruments	53,347	15,191	17,397	-	(3,986)	586	82,535
Deferred tax Assets relating to tax loss carry forward	110,526	121,524	-	3,516	(3,387)	1,289	233,468
Deferred tax Assets relating to inventories	20,942	4,047	-	-	(50)	72	25,011
Deferred tax Assets relating to provisions for income	9,941	6,859	-	-	-	7	16,807
Deferred tax Assets relating to allowance for doubtful accounts	2,472	(90)	-	-	-	2	2,384
Deferred tax Assets relating to intangible revaluation	1,466	(1,055)	-	-	(457)	81	35
Deferred tax Assets relating to other deductible temporary differences	25,777	12,885	-	-	(239)	642	39,065
Total deferred tax assets	327,707	129,797	153,304	3,516	(8,399)	3,904	609,829

			Deferred tax	Increase	Decrease	Increase
	Opening	Deferred tax	of items	(decrease)	due to	(decrease)	Closing
	balance 01-01-2023	(income) Expenses	charged to equity	business combination	classification to held for sale	net exchange differences	balance 12-31-2023
Deferred tax liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	1,421,116	4,372	-	-	(15,638)	5,251	1,415,101
Deferred tax liabilities relating to financial instruments	27,806	1,173	(2,213)	-	-	-	26,766
Deferred tax liabilities relating to biological assets	527,988	2,157	-	-	(60,167)	5,614	475,592
Deferred tax liabilities relating to inventory	56,531	1,059	-	-	-	29	57,619
Deferred tax liabilities relating to prepaid expenses	37,760	(891)	-	-	-	(32)	36,837
Deferred tax liabilities relating to intangible	10,173	(311)	-	-	-	558	10,420
Deferred tax liabilities relating to other taxable temporary differences	23,237	18,224	-	208	-	882	42,551
Total deferred tax liabilities	2,104,611	25,783	(2,213)	208	(75,805)	12,302	2,064,886

40

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Temporary differences

The following tables summarize the deductible and taxable temporary differences:

Detail of classes of deferred tax temporary differences	12-31-2024		12-31-2023
	Deductible	Taxable	Deductible	Taxable
	difference	difference	difference	difference
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax assets	361,884	-	376,361	-
Deferred tax assets - tax loss carry forward	235,828	-	233,468	-
Deferred tax liabilities	-	1,993,815	-	2,064,886
Total	597,712	1,993,815	609,829	2,064,886

Detail of temporary difference income and loss amounts	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Deferred tax assets (*)	137,991	8,275
Deferred tax assets - tax loss carryforward (*)	4,175	121,522
Deferred tax liabilities (*)	53,104	(25,783)
Total	195,270	104,014

(*) Includes deferred tax expenses related to temporary differences (ThU.S.$ 2,922 as of December 31, 2024), and tax losses (ThU.S.$ 3,008 as of December 31, 2024) generated by Brazilian companies previously classified as held for sale, through the sale date, see Note 14.

Income tax expense

Income tax expense consists of the following:

	January – December
Income tax composition	2024	2023
	ThU.S.$	ThU.S.$
Current income tax expense	(521,903)	(122,530)
Tax benefit arising from tax credit used to reduce current tax expense	177,291	60,934
Prior period current income tax adjustments	(1,747)	(11,037)
Other current benefit tax (expenses)	(19,311)	(4,088)
Current tax expense, net	(365,670)	(76,721)

Deferred tax expense relating to origination and reversal of temporary differences (*)	191,095	(17,508)
Tax benefit arising from tax credits used to reduce deferred tax expense (*)	4,175	121,522
Total deferred tax benefit (expense), net	195,270	104,014
Total income tax benefit (expense)	(170,400)	27,293

(*) Includes deferred tax expenses related to temporary differences (ThU.S.$ 2,922 as of December 31, 2024), and tax losses (ThU.S.$ 3,008 as of December 31, 2024) generated by Brazilian companies classified as held for sale, through the sale date, see Note 22.

The following table presents the current income tax expense detailed by foreign and domestic (Chile) companies as of December 31, 2024 and December 31, 2023:

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Foreign current income tax expense	(113,313)	(57,856)
Domestic current income tax expense	(252,357)	(18,865)
Total current income tax expense	(365,670)	(76,721)

Foreign deferred tax benefit (expense) (*)	113,445	(28,941)
Domestic deferred tax benefit (expense)	81,825	132,955
Total deferred tax benefit (expense)	195,270	104,014

Total income tax benefit (expense)	(170,400)	27,293

(*) Includes deferred tax expenses (ThU.S.$ 5,930 as of December 31, 2024) generated by Brazilian companies previously classified as held for sale, through the sale date, see Note 22.

41

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January – December
	2024	2023
Reconciliation of income tax from statutory rate to effective tax rate	ThU.S.$	ThU.S.$
Statutory domestic (Chile) income tax rate	27%	27%
Tax expense at statutory tax rate	(174,604)	104,171
Tax effect of foreign tax rates	14,935	2,418
Tax effect of income exempt from taxation	130,193	85,540
Tax effect of not deductible expenses	(166,531)	(61,380)
Tax effect of a new evaluation of deferred tax assets (*)	64,350	(79,121)
Tax effect of tax provided in excess in prior periods	(1,747)	(11,037)
Other tax rate effects (**)	(36,996)	(13,298)
Total adjustments to tax expense at applicable tax rate	4,204	(76,878)
Tax benefit (expense) at effective tax rate	(170,400)	27,293

(*) It corresponds mainly to the tax effect associated with the inflation adjustment on Argentine tax bases.

(**) It mainly includes the tax effect generated by the exchange difference in the conversion of tax bases with local currency other than the functional currency.

Arauco has evaluated the potential impact derived from the implementation of the so-called “GloBE or Pillar 2 Rules”, whereby multinational groups are required to pay a minimum effective tax rate of 15%.

To date, this regulation has not been adopted in Chile (the jurisdiction where Arauco’s parent company is based), but it has been adopted in other jurisdictions where Arauco operates, making it necessary to estimate the prospective impact of its application following its entry into force (January 1, 2024).

In this way, and based on its best estimates, Arauco has considered the impact that these regulations could have in all the jurisdictions in which it operates, and to date has determined that these will only have an impact with respect to some of its operations in Uruguay, recognizing for a preliminary tax provision of ThU.S.$ 14,136.

Current tax assets and liabilities

The current tax assets and liabilities balances are as follow:

Current tax assets	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Monthly Provisional Payments	45,691	18,065
Income tax receivable	30,058	91,177
Provision tax income	(45,129)	(37,560)
Other tax receivables	44,993	47,349
Total	75,613	119,031

Current tax liabilities	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Provision tax income (First category)	230,727	48,874
Monthly Provisional Payments and other tax receivables	(203,450)	(33,012)
Other tax payables	288	(2,544)
Total	27,565	13,318

42

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$

Property, plant and equipment, net
Construction work in progress	725,744	611,424
Land	931,333	882,222
Buildings	3,663,306	3,774,756
Plant and equipment	3,984,319	4,074,957
Information technology equipment	41,250	42,659
Fixtures and fittings	12,288	12,795
Motor vehicles	54,744	50,678
Other property, plant and equipment	197,087	157,625
Total net	9,610,071	9,607,116

Property, plant and equipment, gross
Construction work in progress	725,744	611,424
Land	931,333	882,222
Buildings	6,505,187	6,425,405
Plant and equipment	8,988,084	8,947,315
Information technology equipment	141,492	136,672
Fixtures and fittings	55,785	54,560
Motor vehicles	119,251	108,528
Other property, plant and equipment	215,056	175,501
Total gross	17,681,932	17,341,627

Accumulated depreciation and impairment
Buildings	(2,841,881)	(2,650,649)
Plant and equipment	(5,003,765)	(4,872,358)
Information technology equipment	(100,242)	(94,013)
Fixtures and fittings	(43,497)	(41,765)
Motor vehicles	(64,507)	(57,850)
Other property, plant and equipment	(17,969)	(17,876)
Total	(8,071,861)	(7,734,511)

Description of property, plant and equipment pledged as security for liabilities

As of December 31, 2024, there are no significant assets pledged as collateral to be disclosed in these consolidated financial statements.

Disbursements commitments for the acquisition of property, plant and equipment and disbursements for property, plant and equipment under construction.

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	1,918,997	239,815

43

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of December 31, 2024 and December 31, 2023:

Reconciliation of property, plant and equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116
Changes
Additions	627,882	34,531	10,667	59,509	687	778	4,107	33,279	771,440
Business combination	-	29,972	274	14	-	12	-	4	30,276
Disposals	(560)	(524)	(5,091)	(1,681)	(43)	(99)	(914)	-	(8,912)
Withdrawals	(3,864)	(139)	(3,416)	(14,129)	(158)	(30)	(251)	(741)	(22,728)
Depreciation	-	-	(222,523)	(393,772)	(8,504)	(3,073)	(9,476)	(1,297)	(638,645)
Impairment loss recognized in profit or loss	-	-	(1,082)	(7,799)	(35)	(567)	-	-	(9,483)
Increase (decrease) through net exchange differences	(23,171)	(22,583)	(16,113)	(42,634)	(394)	(96)	(2,624)	(4,402)	(112,017)
Reclassification of assets held for sale	-	(3,601)	-	-	-	-	-	12,000	8,399
Transfers from construction in progress closed and reclassifications	(485,967)	11,455	125,834	322,902	7,038	2,568	15,551	619	-
Reclassification from lease to property, plant and equipment	-	-	-	292	-	-	-	-	292
Decrease through transfers of leasing assets	-	-	-	(13,340)	-	-	(2,327)	-	(15,667)
Total changes	114,320	49,111	(111,450)	(90,638)	(1,409)	(507)	4,066	39,462	2,955
Closing balance 12-31-2024	725,744	931,333	3,663,306	3,984,319	41,250	12,288	54,744	197,087	9,610,071

Reconciliation of property, plant and equipment	Construction work in progress	Land	Buildings	Plant and equipment	IT equipment	Fixtures and fittings	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	3,592,689	893,237	2,085,868	2,760,925	22,642	11,017	45,927	130,030	9,542,335
Changes
Additions	686,387	20,611	41,435	63,303	1,135	329	5,379	26,784	845,363
Business combination	-	-	19	428	-	13	2	227	689
Disposals	(242)	(2,348)	(1,669)	(7,087)	(839)	(5)	(107)	-	(12,297)
Withdrawals	(1,659)	(266)	(1,533)	(11,957)	(14)	(14)	(24)	-	(15,467)
Depreciation	-	-	(218,546)	(394,057)	(8,954)	(3,425)	(8,852)	(1,430)	(635,264)
Impairment loss recognized in profit or loss	-	-	(20,883)	(48,527)	(322)	(14)	(5)	-	(69,751)
Increase (decrease) through net exchange differences	2,717	9,635	14,069	41,432	177	46	1,441	1,200	70,717
Reclassification of assets held for sale	(2,524)	(38,647)	(5,384)	(17,628)	(326)	(67)	(4,388)	-	(68,964)
Transfers from construction in progress closed and reclassifications	(3,665,944)	-	1,881,380	1,717,243	29,160	4,915	32,432	814	-
Reclassification from lease to property, plant and equipment	-	-	-	455	-	-	-	-	455
Decrease through transfers of leasing assets	-	-	-	(29,573)	-	-	(21,127)	-	(50,700)
Total changes	(2,981,265)	(11,015)	1,688,888	1,314,032	20,017	1,778	4,751	27,595	64,781
Closing balance 12-31-2023	611,424	882,222	3,774,756	4,074,957	42,659	12,795	50,678	157,625	9,607,116

44

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ended December 31, 2024 and 2023 was as follows:

	January – December
	2024	2023
Depreciation for the year	ThU.S.$	ThU.S.$
Cost of sales	584,343	535,244
Administrative expenses	30,007	29,009
Other expenses	14,709	46,122
Total	629,059	610,375

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follow:

Years of Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

As of December 31, 2024 and 2023 there are not significant costs for capitalized borrowing (see Note 12).

45

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. Leases

Arauco acting as lessee

Right of use assets

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Property, plant and equipment by right of use, net

Land	599,101	460,386
Buildings	15,992	16,412
Plant and equipment	63,102	60,993
Information technology equipment	392	186
Motor vehicles	80,464	50,869
Other property, plant and equipment	12,835	11,515
Total net	771,886	600,361

Property, plant and equipment by right of use, gross

Land	660,753	493,297
Buildings	32,265	35,183
Plant and equipment	93,922	85,252
Information technology equipment	784	412
Motor vehicles	269,228	223,708
Other property, plant and equipment	15,845	12,666
Total gross	1,072,797	850,518

Accumulated depreciation and impairment by right of use

Land	(61,652)	(32,911)
Buildings	(16,273)	(18,771)
Plant and equipment	(30,820)	(24,259)
Information technology equipment	(392)	(226)
Motor vehicles	(188,764)	(172,839)
Other property, plant and equipment	(3,010)	(1,151)
Total	(300,911)	(250,157)

46

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of property, plant and equipment by right of use

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment by right of use as of December 31, 2024 and 2023:

Reconciliation of property, plant and equipment by right of use	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2024	460,386	16,412	60,993	186	50,869	11,515	600,361
Changes
Additions	280,671	8,385	9,103	511	58,954	3,797	361,421
Disposals	-	(2,474)	-	-	(130)	-	(2,604)
Withdrawals	-	(539)	-	-	(178)	-	(717)
Depreciation (*)	(31,792)	(5,604)	(6,641)	(204)	(28,977)	(2,200)	(75,418)
Increase (decrease) through net exchange differences	(110,574)	(131)	(353)	(101)	(74)	15	(111,218)
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(292)	(292)
Increase (decrease) through others	410	(57)	-	-	-	-	353
Total changes	138,715	(420)	2,109	206	29,595	1,320	171,525
Closing balance 12-31-2024	599,101	15,992	63,102	392	80,464	12,835	771,886

Reconciliation of property, plant and equipment by right of use	Land	Buildings	Plant and equipment	IT equipment	Motor vehicles	Other property, plant and equipment	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance 01-01-2023	195,290	16,731	66,709	157	24,437	3,163	306,487
Changes
Additions	307,524	5,196	31	186	53,171	10,151	376,259
Business combination	-	231	-	-	-	-	231
Withdrawals	(14,191)	(23)	(242)	(21)	(1,381)	(626)	(16,484)
Depreciation (*)	(23,759)	(5,666)	(5,526)	(147)	(25,978)	(797)	(61,873)
Increase (decrease) through net exchange differences	12,816	(29)	21	9	99	-	12,916
Reclassification from lease to Property, plant and equipment	-	-	-	-	-	(455)	(455)
Increase (decrease) through others	14	(28)	-	2	521	79	588
Reclassification of assets held for sale	(17,308)	-	-	-	-	-	(17,308)
Total changes	265,096	(319)	(5,716)	29	26,432	8,352	293,874
Closing balance 12-31-2023	460,386	16,412	60,993	186	50,869	11,515	600,361

(*) The amount of depreciation related to land leased for plantations is reclassified to biological assets to form part of the formation costs.

Lease liabilities and their maturity are presented in Notes 11 and 23.

The depreciation expense for the period ending December 31, 2024 and 2023 recognized in property, plant and equipment by right of use is as follows:

	January – December
	2024	2023
Depreciation for the period	ThU.S.$	ThU.S.$
Cost of sales	35,005	28,082
Distribution costs	1,068	1,184
Administrative expenses	7,110	7,361
Total	43,183	36,627

In the application of IFRS 16, Arauco chose not to apply the requirements to recognize a liability and an asset for right of use for leases which term ends within 12 months and for leases in which the underlying asset is of low value ThU.S.$ 5. As a result, Arauco has recognized directly in the consolidated statement of profit or loss, as follows:

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Expenses from payments of variable leases	(231,094)	(206,332)
Expenses from low value leases	(4,603)	(3,899)
Expenses from short-term leases	(39,047)	(39,878)
Income from sublease of right of use assets	628	464

47

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Arauco acting as lessor

Reconciliation of financial lease minimum payments:

	12-31-2024
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	17,247	-	17,247
Between one and six years	53,664	3,224	50,440
Total	70,911	3,224	67,687

	12-31-2023
	Gross	Interest	Present value
Periods	ThU.S.$	ThU.S.$	ThU.S.$
Less than one year	16,314	-	16,314
Between one and six years	69,226	4,615	64,611
Total	85,540	4,615	80,925

Financial lease receivables are presented in the consolidated statements of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as financial leases. These lease contracts are for a term of less than six years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – December
Classes of revenue	2024	2023
	ThU.S.$	ThU.S.$
Revenue from sales of goods	6,415,109	5,869,341
Revenue from rendering of services	131,037	142,478
Total	6,546,146	6,011,819

The reportable segments revenues by business area and by geographical area are presented in Note 24.

48

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of benefits and expenses by employee

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Employee expenses	711,016	747,288
Wages and salaries	690,996	717,548
Severance indemnities	20,020	29,740

	12-31-2024	12-31-2023
Discount rate	3.23%	3.23%
Inflation	3.20%	3.20%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2020	RV-2014

Sensitivities to assumptions	ThU.S.$

Discount rate
Increase in 100 bps	(5,721)
Decrease in 100 bps	6,546

Wage growth rates
Increase in 100 bps	5,773
Decrease in 100 bps	(5,099)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of December 31, 2024 and 2023:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current	6,669	7,863
Non-current	77,634	86,462
Total	84,303	94,325

Reconciliation of the present value of severance indemnities obligations	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Opening balance	94,325	95,260
Current service cost	5,979	9,833
Interest cost	4,367	4,737
(Gains) losses from changes in actuarial assumptions	22	131
Actuarial gains and losses arising from experience	743	2,595
Benefits paid	(7,152)	(16,197)
Increase (decrease) for foreign currency exchange rates changes	(13,981)	(2,034)
Closing balance	84,303	94,325

The average staffing as of December 31, 2024 was 18,928 people.

49

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND FOREIGN CURRENCY EXCHANGE RATE IMPACT IN PROFIT OR LOSS.

December 31, 2024	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	668,888	8,754	117,848	12,642	40,128	11,794	211,506	-	1,071,560
Other current financial assets	25,949	-	-	-	-	-	11	-	25,960
Other current non-financial assets	104,366	562	17,153	31,100	20,539	9,551	77,821	-	261,092
Trade and other current receivables	815,884	28,149	38,327	26,569	33,704	1,077	92,401	18,596	1,054,707
Accounts receivable due from related companies	5,646	-	-	1,812	-	-	2,701	-	10,159
Current Inventories	1,335,410	-	81,043	-	37,954	-	1,853	-	1,456,260
Current biological assets	304,302	-	11,198	-	-	-	-	-	315,500
Current tax assets	70,105	-	2,636	-	515	-	2,357	-	75,613
Non-current assets or disposal groups classified as held for sale	3,330,550	37,465	268,205	72,123	132,840	22,422	388,650	18,596	4,270,851
Non-current assets or disposal groups classified as held for sale	3,708	-	13	-	46	-	-	-	3,767
Total current assets	3,334,258	37,465	268,218	72,123	132,886	22,422	388,650	18,596	4,274,618

Non-current assets
Other non-current financial assets	16,747	-	-	-	-	-	-	-	16,747
Other non-current non-financial assets	58,937	-	24,043	-	629	8	1,419	-	85,036
Trade and other non-current receivables	2,784	-	9,891	458	-	-	1,505	51,097	65,735
Investments accounted for using equity method	106,784	211,345	41,352	-	-	-	47,130	-	406,611
Intangible assets other than goodwill	52,318	-	2,368	-	63	-	1,231	-	55,980
Goodwill	41,286	-	10,039	-	-	-	-	-	51,325
Property, plant and equipment	8,917,848	-	462,845	-	228,153	-	1,225	-	9,610,071
Right of use assets	225,551	-	544,198	-	1,932	-	205	-	771,886
Non-current biological assets	2,554,897	-	192,997	-	-	-	-	-	2,747,894
Deferred tax assets	21,407	-	48,554	-	714	-	2,734	-	73,409
Total non-current assets	11,998,559	211,345	1,336,287	458	231,491	8	55,449	51,097	13,884,694

Total assets	15,332,817	248,810	1,604,505	72,581	364,377	22,430	444,099	69,693	18,159,312

December 31, 2024	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	191,900	67,987	36,538	-	-	-	-	52,480	348,905
Current lease liabilities	13,273	113	13,435	-	584	965	22,582	4,899	55,851
Trade and other current payables	188,747	21,414	78,396	47,373	24,199	16,411	331,286	38,145	745,971
Accounts payable to related companies	426	-	3,007	-	-	-	7,130	-	10,563
Other short-term provisions	490	-	-	-	-	-	111	1,236	1,837
Current tax liabilities	3,086	12,092	1,184	8,252	2,951	-	-	-	27,565
Current provisions for employee benefits	-	-	-	-	-	-	6,669	-	6,669
Other current non-financial liabilities	125,483	94	21,938	6,714	2,999	9	8,328	24	165,589
Current liabilities other than liabilities included in disposal groups classified as held for sale	523,405	101,700	154,498	62,339	30,733	17,385	376,106	96,784	1,362,950
Liabilities included in disposal groups classified as held for sale	-	-	-	-	-	-	-	-	-
Total liabilities, current	523,405	101,700	154,498	62,339	30,733	17,385	376,106	96,784	1,362,950

Non-current liabilities
Other non-current financial liabilities	3,534,436	255,430	164,899	-	-	-	-	1,766,947	5,721,712
Non-current lease liabilities	120,661	295	490,778	-	523	49	43,238	16,595	672,139
Other non-current payables	23,942	-	3,266	-	-	-	8,102	-	35,310
Non-current accounts payable to related companies	26,207	-	-	-	-	-	-	-	26,207
Other long-term provisions	-	-	6,785	26,294	-	-	42	-	33,121
Deferred tax liabilities	1,443,086	-	21,645	-	4,781	-	-	-	1,469,512
Non-current provisions for employee benefits	-	-	-	-	1,211	-	76,423	-	77,634
Other non-current non-financial liabilities	-	-	36,075	64	-	-	873	-	37,012
Total non-current liabilities	5,148,332	255,725	723,448	26,358	6,515	49	128,678	1,783,542	8,072,647

Total liabilities	5,671,737	357,425	877,946	88,697	37,248	17,434	504,784	1,880,326	9,435,597

50

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2023	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Assets
Current assets
Cash and cash equivalents	310,108	6,532	30,402	58,592	26,439	3,149	134,786	-	570,008
Other current financial assets	20,303	-	-	25,301	-	-	-	-	45,604
Other current non-financial assets	61,669	569	31,594	2,945	2,975	8,671	131,831	-	240,254
Trade and other current receivables	711,883	30,330	67,137	19,916	34,234	640	115,907	17,855	997,902
Accounts receivable due from related companies	-	-	-	174	-	-	2,442	-	2,616
Current Inventories	1,234,477	-	117,927	-	46,389	-	1,053	-	1,399,846
Current biological assets	298,703	-	72,254	-	-	-	-	-	370,957
Current tax assets	103,781	-	3,716	-	9,007	1,388	1,139	-	119,031
Non-current assets or disposal groups classified as held for sale	2,740,924	37,431	323,030	106,928	119,044	13,848	387,158	17,855	3,746,218
Non-current assets or disposal groups classified as held for sale	107	-	429,197	-	56	-	-	-	429,360
Total current assets	2,741,031	37,431	752,227	106,928	119,100	13,848	387,158	17,855	4,175,578

Non-current assets
Other non-current financial assets	33,512	-	-	-	-	-	-	-	33,512
Other non-current non-financial assets	64,784	-	28,415	4,965	620	8	382	-	99,174
Trade and other non-current receivables	20,613	-	21,614	-	-	-	1,889	64,385	108,501
Investments accounted for using equity method	137,746	215,322	34,557	-	-	-	35,986	-	423,611
Intangible assets other than goodwill	62,868	-	3,352	-	211	-	-	-	66,431
Goodwill	41,458	-	14,433	-	-	-	-	-	55,891
Property, plant and equipment	9,037,099	-	406,713	-	162,067	-	1,237	-	9,607,116
Right of use assets	203,637	-	395,560	-	1,164	-	-	-	600,361
Non-current biological assets	2,496,739	-	154,883	-	-	-	-	-	2,651,622
Deferred tax assets	81,309	-	6,947	-	311	-	-	-	88,567
Total non-current assets	12,179,765	215,322	1,066,474	4,965	164,373	8	39,494	64,385	13,734,786

Total assets	14,920,796	252,753	1,818,701	111,893	283,473	13,856	426,652	82,240	17,910,364

December 31, 2023	U.S dollar	Euros	Brazilian real	Argentine pesos	Mexican pesos	Other currencies	Chilean pesos	U.F.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Liabilities
Current liabilities
Other current financial liabilities	935,282	72,415	19,143	496	-	-	-	55,189	1,082,525
Current lease liabilities	11,215	95	17,487	-	1,879	66	11,107	5,393	47,242
Trade and other current payables	150,867	18,933	88,484	46,403	18,336	14,609	381,289	41,534	760,455
Accounts payable to related companies	-	-	-	-	-	-	6,958	-	6,958
Other short-term provisions	2,542	-	-	-	-	-	18	1,345	3,905
Current tax liabilities	13,313	-	5	-	-	-	-	-	13,318
Current provisions for employee benefits	-	-	-	-	-	-	7,863	-	7,863
Other current non-financial liabilities	9,095	61	25,086	3,014	7,827	1	5,064	-	50,148
Current liabilities other than liabilities included in disposal groups classified as held for sale	1,122,314	91,504	150,205	49,913	28,042	14,676	412,299	103,461	1,972,414
Liabilities included in disposal groups classified as held for sale	-	-	99,328	-	-	-	-	-	99,328
Total liabilities, current	1,122,314	91,504	249,533	49,913	28,042	14,676	412,299	103,461	2,071,742

Non-current liabilities
Other non-current financial liabilities	3,453,766	342,013	186,687	-	-	-	-	1,539,102	5,521,568
Non-current lease liabilities	114,984	55	346,524	-	1,661	130	22,382	26,404	512,140
Other non-current payables	22,814	-	9,714	-	-	-	18,049	-	50,577
Non-current accounts payable to related companies	22,981	-	-	-	-	-	-	-	22,981
Other long-term provisions	-	-	3,299	25,352	-	-	-	-	28,651
Deferred tax liabilities	1,506,687	-	29,744	-	7,193	-	-	-	1,543,624
Non-current provisions for employee benefits	-	-	-	-	1,209	-	85,253	-	86,462
Other non-current non-financial liabilities	-	-	63,574	6	-	-	10	-	63,590
Total non-current liabilities	5,121,232	342,068	639,542	25,358	10,063	130	125,694	1,565,506	7,829,593

Total liabilities	6,243,546	433,572	889,075	75,271	38,105	14,806	537,993	1,668,967	9,901,335

51

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2024			12-31-2023
	Up to 90 days	From 91 days to 1 year	Total	Up to 90 days	From 91 days to 1 year	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total current liabilities	1,021,171	341,779	1,362,950	1,030,309	1,041,433	2,071,742

Other current financial liabilities	60,710	288,195	348,905	124,220	958,305	1,082,525
U.S. dollar	36,401	155,499	191,900	116,665	818,617	935,282
Euros	-	67,987	67,987	-	72,415	72,415
Brazilian real	24,309	12,229	36,538	7,059	12,084	19,143
Argentine pesos	-	-	-	496	-	496
U.F.	-	52,480	52,480	-	55,189	55,189

Bank borrowings	28,154	220,673	248,827	86,243	388,779	475,022
U.S. dollar	3,845	140,457	144,302	79,184	304,280	383,464
Euros	-	67,987	67,987	-	72,415	72,415
Brazilian real	24,309	12,229	36,538	7,059	12,084	19,143

Other borrowings	32,556	67,522	100,078	37,977	569,526	607,503
U.S. dollar	32,556	15,042	47,598	37,481	514,337	551,818
Argentine pesos	-	-	-	496	-	496
U.F.	-	52,480	52,480	-	55,189	55,189

Current lease liabilities	15,116	40,735	55,851	16,911	30,331	47,242
U.S. dollar	3,612	9,661	13,273	3,184	8,031	11,215
Euros	30	83	113	24	71	95
Brazilian real	3,729	9,706	13,435	8,848	8,639	17,487
Mexican pesos	147	437	584	458	1,421	1,879
Other currencies	107	858	965	16	50	66
Chilean pesos	5,698	16,884	22,582	2,648	8,459	11,107
U.F.	1,793	3,106	4,899	1,733	3,660	5,393

Trade and other current payables	741,847	4,124	745,971	744,010	16,445	760,455
U.S. dollar	188,747	-	188,747	150,702	165	150,867
Euros	21,414	-	21,414	18,933	-	18,933
Brazilian real	74,610	3,786	78,396	72,204	16,280	88,484
Argentine pesos	47,373	-	47,373	46,403	-	46,403
Mexican pesos	23,861	338	24,199	18,336	-	18,336
Other currencies	16,411	-	16,411	14,609	-	14,609
Chilean pesos	331,286	-	331,286	381,289	-	381,289
U.F.	38,145	-	38,145	41,534	-	41,534

Accounts payable to related companies	10,563	-	10,563	6,958	-	6,958
U.S. dollar	426	-	426	-	-	-
Brazilian real	3,007	-	3,007	-	-	-
Chilean pesos	7,130	-	7,130	6,958	-	6,958

Other short-term provisions	1,837	-	1,837	3,905	-	3,905
U.S. dollar	490	-	490	2,542	-	2,542
Chilean pesos	111	-	111	18	-	18
U.F.	1,236	-	1,236	1,345	-	1,345

Current tax liabilities	18,840	8,725	27,565	1,567	11,751	13,318
U.S. dollar	2,613	473	3,086	1,562	11,751	13,313
Euros	12,092	-	12,092	-	-	-
Brazilian real	1,184	-	1,184	5	-	5
Argentine pesos	-	8,252	8,252	-	-	-
Mexican pesos	2,951	-	2,951	-	-	-

Current provisions for employee benefits	6,669	-	6,669	7,863	-	7,863
Chilean pesos	6,669	-	6,669	7,863	-	7,863

Other current non-financial liabilities	165,589	-	165,589	25,547	24,601	50,148
U.S. dollar	125,483	-	125,483	6,868	2,227	9,095
Euros	94	-	94	61	-	61
Brazilian real	21,938	-	21,938	2,935	22,151	25,086
Argentine pesos	6,714	-	6,714	3,014	-	3,014
Mexican pesos	2,999	-	2,999	7,827	-	7,827
Other currencies	9	-	9	1	-	1
Chilean pesos	8,328	-	8,328	4,841	223	5,064
U.F.	24	-	24	-	-	-

Liabilities included in disposal groups classified as held for sale	-	-	-	99,328	-	99,328
Brazilian real	-	-	-	99,328	-	99,328

52

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2024				12-31-2023
	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total	From 13 months to 3 years	From 3 years to 5 years	More than 5 years	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Total non-current liabilities	2,905,653	1,040,941	4,126,053	8,072,647	2,434,678	1,034,845	4,360,070	7,829,593

Other non-current financial liabilities	1,686,157	885,612	3,149,943	5,721,712	1,181,498	877,395	3,462,675	5,521,568
U.S. dollar	1,166,799	495,482	1,872,155	3,534,436	594,470	494,363	2,364,933	3,453,766
Euros	126,200	129,230	-	255,430	134,999	138,032	68,982	342,013
Brazilian real	120,222	44,677	-	164,899	155,703	30,984	-	186,687
U.F.	272,936	216,223	1,277,788	1,766,947	296,326	214,016	1,028,760	1,539,102

Bank borrowings	728,289	173,907	-	902,196	786,031	169,016	68,982	1,024,029
U.S. dollar	481,867	-	-	481,867	495,329	-	-	495,329
Euros	126,200	129,230	-	255,430	134,999	138,032	68,982	342,013
Brazilian real	120,222	44,677	-	164,899	155,703	30,984	-	186,687

Other borrowings	957,868	711,705	3,149,943	4,819,516	395,467	708,379	3,393,693	4,497,539
U.S. dollar	684,932	495,482	1,872,155	3,052,569	99,141	494,363	2,364,933	2,958,437
U.F.	272,936	216,223	1,277,788	1,766,947	296,326	214,016	1,028,760	1,539,102

Non-current lease liabilities	104,578	70,490	497,071	672,139	70,451	58,933	382,756	512,140
U.S. dollar	26,402	19,943	74,316	120,661	21,617	16,715	76,652	114,984
Euros	174	121	-	295	48	7	-	55
Brazilian real	36,290	34,477	420,011	490,778	20,403	26,754	299,367	346,524
Mexican pesos	494	29	-	523	1,386	275	-	1,661
Other currencies	49	-	-	49	96	34	-	130
Chilean pesos	32,934	10,304	-	43,238	15,933	4,661	1,788	22,382
U.F.	8,235	5,616	2,744	16,595	10,968	10,487	4,949	26,404

Non-current payable	35,310	-	-	35,310	27,763	-	22,814	50,577
U.S. dollar	23,942	-	-	23,942	-	-	22,814	22,814
Brazilian real	3,266	-	-	3,266	9,714	-	-	9,714
Chilean pesos	8,102	-	-	8,102	18,049	-	-	18,049

Non- current accounts payable to related companies	13,655	7,581	4,971	26,207	-	7,581	15,400	22,981
U.S. dollar	13,655	7,581	4,971	26,207	-	7,581	15,400	22,981

Other long-term provisions	29,155	3,966	-	33,121	28,543	108	-	28,651
Brazilian real	2,819	3,966	-	6,785	3,191	108	-	3,299
Argentine pesos	26,294	-	-	26,294	25,352	-	-	25,352
Chilean pesos	42	-	-	42	-	-	-	-

Deferred tax liabilities	922,585	72,859	474,068	1,469,512	985,219	82,142	476,263	1,543,624
U.S. dollar	916,756	72,859	453,471	1,443,086	976,270	81,004	449,413	1,506,687
Brazilian real	1,048	-	20,597	21,645	1,756	1,138	26,850	29,744
Mexican pesos	4,781	-	-	4,781	7,193	-	-	7,193

Non-current provisions for employee benefits	77,634	-	-	77,634	86,462	-	-	86,462
Mexican pesos	1,211	-	-	1,211	1,209	-	-	1,209
Chilean pesos	76,423	-	-	76,423	85,253	-	-	85,253

Other non-current non-financial liabilities	36,579	433	-	37,012	54,742	8,686	162	63,590
Brazilian real	35,642	433	-	36,075	54,726	8,686	162	63,574
Argentine pesos	64	-	-	64	6	-	-	6
Chilean pesos	873	-	-	873	10	-	-	10

53

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. dollar as follows:

Subsidiary	Country	Functional currency
Arauco Canada Ltd.	Canada	Canadian dollar
Arauco Celulose do Brasil	Brazil	Brazilian real
Arauco do Brasil S.A.	Brazil	Brazilian real
Arauco Florestal Arapoti S.A. (1)	Brazil	Brazilian real
Arauco Forest Brasil S.A. (1)	Brazil	Brazilian real
Arauco Industria de Mexico, S.A. de C.V.	Mexico	Mexican pesos
Arauco Industria de Paineis S.A.	Brazil	Brazilian real
Arauco MS Participações S.A.	Brazil	Brazilian real
Arauco Participações Florestais Ltda.	Brazil	Brazilian real
Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos
Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean pesos
Empreendimentos Florestais Santa Cruz Ltda. (1)	Brazil	Brazilian real
E2E SpA.	Chile	Chilean pesos
Leasing Forestal S.A.	Argentina	Argentine pesos
Lemu Earth SpA.	Chile	Chilean pesos
Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real
Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian real
Tecverde Engenharia S.A.	Brazil	Brazilian real

(1)	Entities sold in July 2024.

The table below shows a detail per company of the effect in the period of the reserve of exchange differences on translation:

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Arauco Canada Limited.	(18,206)	8,210
Arauco Celulose do Brasil S.A.	(24,407)	-
Arauco Do Brasil S.A.	(31,336)	36,141
Arauco Florestal Arapoti S.A. (*)	101,277	42,281
Arauco Forest Brasil S.A. (*)	287,217	124,804
Arauco Industria de Mexico, S.A de C.V	(56,079)	37,086
Arauco MS Participações S.A.	(116,742)	-
Sonae Arauco S.A.	(12,733)	7,197
Others	(3,894)	733
Total reserve of exchange differences on translation	125,097	256,452

(*) It includes reverse of reserve for exchange differences due to conversion of Brazilian companies sold in this period.

Effect of foreign exchange rates changes

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(21,314)	(35,419)
Reserve of exchange differences on translation (with non-controlling interests)	259,895	121,470

NOTE 12. Borrowing COSTS

Arauco capitalizes interest at effective rate on current investment projects, that are carried out with debts. To date, Arauco only capitalized financial interest related to minor projects.

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Interest cost capitalized, property, plant and equipment
Capitalization rate of interest cost capitalized, property, plant and equipment	4.55%	4.87%
Amount of the interest cost capitalized, property, plant and equipment	2,131	248

54

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 13. RELATED PARTIES

Related party disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean Commission for the Financial Market and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean pesos, U.S. dollars and Brazilian real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these consolidated financial statements, the main transactions with related parties are related to fuel purchases with Copec S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these consolidated financial statements, there were neither provisions for accounts of doubtful collection nor any guarantees granted or received related to the balances with related parties.

Name of group’s main shareholders

The ultimate shareholders of Arauco, directly and indirectly, are Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi.

Name of the intermediate controlling entity that produces consolidated financial statements for public use

Empresas Copec S.A.

Key management personnel compensation

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary, and managers and deputy managers also receive an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

Pricing strategy terms and conditions corresponding to transactions with related parties

Transactions carried out with related parties are intended to contribute to the corporate interest, are adjusted in price, terms and conditions to those prevailing in the market at the time of approval, and meet the requirements and procedures set forth in the law.

55

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth information about the relationship between the parent company and its subsidiaries

				% Ownership interest			% Ownership interest
			Functional	12-31-2024			12-31-2023
ID N°	Company Name	Country	Currency	Direct	Indirect	Total	Direct	Indirect	Total
77.630.621-5	Agrícola Ranquillón SpA.	Chile	U.S. dollar	-	98.64273	98.64273	-	98.64114	98.64114
77.630.618-5	Agrícola San Carlos SpA.	Chile	U.S. dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.623-1	Agrícola Santa Emilia SpA.	Chile	U.S. dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.625-8	Agrícola Santa Isabel SpA.	Chile	U.S. dollar	-	99.94839	99.94839	-	99.94839	99.94839
77.630.626-6	Agrícola Siberia SpA.	Chile	U.S. dollar	-	98.64273	98.64273	-	98.64114	98.64114
77.630.629-0	Agrícola Trupán SpA. (1)	Chile	U.S. dollar	-	-	-	-	98.64114	98.64114
-	Arauco Argentina S.A.	Argentina	U.S. dollar	9.97070	90.00940	99.98010	9.97070	90.00940	99.98010
-	Arauco Australia Pty Ltd.	Australia	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.547.510-9	Arauco Bioenergía SpA.	Chile	U.S. dollar	98.00000	1.99897	99.99897	98.00000	1.99897	99.99897
-	Arauco Canada Ltd.	Canada	Canadian dollar	-	99.99911	99.99911	-	99.99911	99.99911
-	Arauco Celulose do Brasil S.A.	Brazil	Brazilian real	-	99.99902	99.99902	-	99.99907	99.99907
-	Arauco Colombia S.A.	Colombia	U.S. dollar	1.47783	98.52042	99.99825	1.47783	98.52042	99.99825
-	Arauco do Brasil S.A.	Brazil	Brazilian real	1.06807	98.93105	99.99912	1.06807	98.93105	99.99912
-	Arauco Europe Cooperatief U.A.	The Netherlands	U.S. dollar	0.25003	99.74895	99.99898	0.44979	99.54919	99.99898
-	Arauco Florestal Arapoti S.A. (2)	Brazil	Brazilian real	-	-	-	-	99.99899	99.99899
-	Arauco Forest Brasil S.A. (2)	Brazil	Brazilian real	-	-	-	8.51901	91.48006	99.99907
-	Arauco Participações Florestais Ltda.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99907	99.99907
-	Arauco Industria de México, S.A.de C.V.	Mexico	Mexican pesos	-	99.99910	99.99910	-	99.99910	99.99910
-	Arauco Industria de Paineis S.A.	Brazil	Brazilian real	-	99.99912	99.99912	-	99.99912	99.99912
-	Arauco Middle East DMCC.	United Arab Emirates	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco North America, Inc.	United States	U.S. dollar	0.00010	99.99901	99.99911	0.00010	99.99901	99.99911
-	Arauco MS Participações S.A.	Brazil	Brazilian real	8.52667	91.47240	99.99907	0.20000	99.79898	99.99898
-	Arauco Perú S.A.	Peru	U.S. dollar	0.00126	99.99772	99.99898	0.00126	99.99772	99.99898
-	Arauco Pulp Limited.	United Kingdom	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Ventures Limited.	United Kingdom	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood (China) Company Limited.	China	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
-	Arauco Wood Limited.	United Kingdom	U.S. dollar	12.63126	87.36785	99.99911	12.63126	87.36785	99.99911
-	Araucomex S.A. de C.V.	Mexico	U.S. dollar	0.00050	99.99861	99.99911	0.00050	99.99861	99.99911
-	Araucomex Servicios, S.A. de C.V.	Mexico	Mexican pesos	0.33333	99.66578	99.99911	0.33333	99.66578	99.99911
96.657.900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	-	56.83115	56.83115	-	56.83107	56.83107
-	Empreendimentos Florestais Santa Cruz Ltda. (2)	Brazil	Brazilian real	-	-	-	-	99.99907	99.99907
76.869.577-0	E2E SpA.	Chile	Chilean pesos	1.00000	98.99861	99.99861	1.00000	98.99861	99.99861
85.805.200-9	Forestal Arauco S.A.	Chile	U.S. dollar	99.94839	-	99.94839	99.94839	-	99.94839
93.838.000-7	Forestal Cholguán S.A.	Chile	U.S. dollar	-	98.64273	98.64273	-	98.64114	98.64114
96.563.550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. dollar	98.01862	1.98036	99.99898	98.01862	1.98036	99.99898
79.990.550-7	Investigaciones Forestales Bioforest SpA.	Chile	U.S. Dollar	1.00000	98.94891	99.94891	1.00000	98.94891	99.94891
-	Leasing Forestal S.A.	Argentina	Argentine pesos	-	99.98010	99.98010	-	99.98010	99.98010
76.860.724-9	Lemu Earth SpA.	Chile	Chilean Pesos	-	96.36917	96.36917	-	87.65386	87.65386
-	Lemu Global Limited.	United Kingdom	U.S. dollar	-	96.36917	96.36917	-	94.37831	94.37831
-	Lemu Inc.	United States	U.S. dollar	-	96.36917	96.36917	-	94.37831	94.37831
-	Maderas Arauco Costa Rica S.A.	Costa Rica	U.S. dollar	-	99.99898	99.99898	-	99.99898	99.99898
96.510.970-6	Maderas Arauco S.A.	Chile	U.S. dollar	-	99.99860	99.99860	-	99.99860	99.99860
-	Mahal Empreendimentos e Participações S.A.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99907	99.99907
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazil	Brazilian real	-	99.99907	99.99907	-	99.99907	99.99907
76.375.371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. dollar	14.47369	85.52544	99.99913	14.47369	85.52544	99.99913
96.637.330-K	Servicios Logísticos Arauco SpA.	Chile	U.S. dollar	45.00000	54.99923	99.99923	45.00000	54.99923	99.99923
-	Tecverde Engenharia S.A.	Brazil	Brazilian real	-	89.39060	89.39060	-	89.39060	89.39060
-	Woodaffix, LLC.	United States	U.S. dollar	-	99.99911	99.99911	-	99.99911	99.99911

(1) In May 2024, Forestal Cholguán S.A. sold its subsidiary Agrícola Trupán SpA. to Maderas Arauco S.A., later Agrícola Trupán SpA. merged into Maderas Arauco S.A.

(2) In July 2024, these companies were sold, see note 14.

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage as specified in the contractual arrangement.

Company Name	Country	Functional currency
Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. dollar
El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. dollar
Eufores S.A.	Uruguay	U.S. dollar
Forestal Cono Sur S.A.	Uruguay	U.S. dollar
Monte Fresnos S.A.	Uruguay	U.S. dollar
Monte Fresnos A.A.R.L.	Uruguay	U.S. dollar
Ongar S.A.	Uruguay	U.S. dollar
Stora Enso Uruguay S.A.	Uruguay	U.S. dollar
Taurion S.A.	Uruguay	U.S. dollar
Taurion A.A.R.L.	Uruguay	U.S. dollar
Terminal Logística e Industrial M’Bopicuá S.A.	Uruguay	U.S. dollar
Zona Franca Punta Pereira S.A.	Uruguay	U.S. dollar

56

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

According to significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of borrowings and/or advances, we state the following:

Long-term debt with related entities - mutual agreement with Arauco Argentina S.A.

On June 5, 2017, Arauco signed a mutual agreement with its subsidiary Arauco Argentina S.A., pursuant to which this subsidiary received an amount of U.S.$ 250,000,000, which accrues an interest at the SOFR interest rate for 180 days plus a fixed spread of 5.20% and an adjustment of 0.42826% resulting from the replacement of LIBOR rates in dollars with SOFR rates (this according to the “Selections and Recommendations” of the “Alternative Reference Rates Committee” or ARRC), with payments every six months on June 1 and December 1 of each year.

Since 2020, the Central Bank of the Argentine Republic (BCRA) established certain foreign exchange controls, preventing Arauco Argentina S.A. from repaying the amount of ThU.S.$160,000 owed under the mutual agreement described above which matured on June 1, 2022.

On July 14, 2022, Arauco Argentina S.A. paid ThU.S.$ 6,000 of the amount owed under the mutual agreement described above, remaining to pay ThU.S.$ 154,000 of capital as of the date of these consolidated financial statements.

Key management personnel compensation and redundancy benefits

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Salaries and bonuses	59,527	76,329
Per diem compensation to members of the Board of Directors	2,756	2,630
Termination benefits	2,590	4,647
Total	64,873	83,606

Related party receivables, current

		Nature of				12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	2	10
Eka Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	30 days	2,574	2,113
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	30 days	67	217
Alxar Internacional SpA.	76.879.169-4	Common controlling parent	Chile	Chilean pesos	30 days	42	42
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	30 days	1	-
Sociedad Efecto Producciones Ltda.	77.131.710-3	Director’s spouse	Chile	Chilean pesos	-	-	9
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	-	-	10
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	03-30-2025	5,500	-
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	146	-
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	-	-	14
EMOAC SpA.	76.208.888-6	Common controlling parent	Chile	Chilean pesos	30 days	15	27
Softys Argentina S.A.	-	Common shareholder of the parent company	Argentina	Argentine pesos	30 days	1,812	174
TOTAL						10,159	2,616

57

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Related party payables, current

		Nature of				12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	30 days	6,196	6,017
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	30 days	342	319
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	30 days	526	444
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	-	-	5
Red to Green S.A.	86.370.800-1	Common stockholder	Chile	Chilean pesos	-	-	1
Portaluppi, Guzmán y Bezanilla Asesorías Ltda.	78.096.080-9	Common director of cotrolling parent	Chile	Chilean pesos	30 days	14	-
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	2	7
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	-	-	14
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	U.S. dollar	30 days	250	-
Vía Limpia SpA.	79.874.200-0	Common controlling parent	Chile	Chilean pesos	-	-	4
Copec Aviation S.A.	96.942.120-8	Joint venture of controlling parent	Chile	Chilean pesos	30 days	4	4
Falcão MS SPE S.A.	-	Associate		Brazilian real	30 days	3,007	-
Agrícola San Gerardo SpA	77.017.167-9	Joint venture	Chile	Chilean pesos	-	-	143
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	30 days	176	-
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	30 days	46	-
TOTAL						10,563	6,958

Related party payables, non-current

		Nature of				12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Maturity	ThU.S.$	ThU.S.$
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2054	4,971	-
Agrícola Fresno SpA.	77.470.229-6	Joint venture	Chile	U.S. dollar	12-31-2027	7,581	7,581
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Annual	13,655	15,400
TOTAL						26,207	22,981

Related party transactions

Purchases and other transactions

		Nature of			Transaction	12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Abastible S.A.	91.806.000-6	Common controlling parent	Chile	Chilean pesos	Fuel	4,007	4,033
Copec S.A.	99.520.000-7	Common controlling parent	Chile	Chilean pesos	Fuel and other	116,465	168,859
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Transport, stowage and port services	9,962	17,008
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Sodium chlorate	47,046	50,815
Portaluppi, Guzman y Bezanilla Abogados Ltda.	78.096.080-9	Common director of cotrolling parent	Chile	Chilean pesos	Legal services	617	1,065
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Telephone services	656	922
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical Power	422	1,187
Bioenergías Forestales SpA.	76.188.197-3	Common stockholder	Chile	Chilean pesos	Electrical Power	43	202
Woodtech S.A.	76.724.000-7	Associate of controlling parent	Chile	Chilean pesos	Wood volumen measurement services	747	1,283
Servicios Corporativos Sercor S.A.	96.925.430-1	Associate	Chile	Chilean pesos	Other purchases	215	215
Vía Limpia SPA	79.874.200-0	Common controlling parent	Chile	Chilean pesos	Waste management service and other purchases	336	280

Sales and other transactions

		Nature of			Transaction	12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	Descriptions	ThU.S.$	ThU.S.$
Colbún S.A.	96.505.760-9	Common stockholder	Chile	Chilean pesos	Electrical power	841	430
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical power	23,420	23,162
Fundación Educacional Arauco	71.625.000-8	Parent company is founder and contributor	Chile	Chilean pesos	IT and administrative services	196	226
Entel PCS Telecomunicaciones S.A.	96.806.980-2	Common stockholder	Chile	Chilean pesos	Leasings	469	405
Cartulinas CMPC SpA.	96.731.890-6	Common stockholder	Chile	Chilean pesos	Pulp	-	222
Softys Chile SpA.	96.529.310-8	Common stockholder	Chile	Chilean pesos	Pulp	-	782
Forestal Mininco SpA.	91.440.000-7	Common stockholder	Chile	Chilean pesos	Pest control services and other sales	175	441
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Other sales	241	294
EMOAC SpA	76.208.888-6	Subsidiary of controlling parent	Chile	Chilean pesos	Electrical Power	800	2,125
Softys Argentina S.A.	-	Common stockholder	Argentina	Argentine pesos	Pulp	10,242	15,534

Other transactions (loans granted and capital contributions)

		Nature of			Transaction	12-31-2024	12-31-2023
Name of related party	Tax ID No.	relationship	Country	Currency	descriptions	ThU.S.$	ThU.S.$
Falcão MS SPE S.A.	-	Associate	Brazil	Reales	Capital contribution	11,395	23,553
Agrícola Fresno SpA	77.470.229-6	Joint venture	Chile	U.S. dollar	Capital contribution	12,066	1,509
Parque Eólico Ovejera Sur SpA.	76.839.949-2	Joint venture	Chile	Chilean pesos	Capital contribution	296	222
Sonae S.A.	-	Joint venture	Portugal	Euros	Capital contribution	26,240	-
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Issuance of new shares	-	15,400
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Capital contribution	-	9,230
TreeCo, Inc.	-	Joint venture	United States	U.S. dollar	Borrowing capitalization	-	1,770
E2E SpA.	76.879.577-0	Joint venture (currently is a subsidiary)	Chile	Chilean pesos	Borrowing capitalization	-	5,254
Compañía Puerto de Coronel S.A.	79.895.330-3	Subsidiary of an associate	Chile	Chilean pesos	Borrowing capitalization	5,643	-
Tecverde Engenharia S.A.	-	Subsidiary of a joint venture	Brazil	U.S. dollar	Borrowing	-	2,668
E2E SpA.	76.879.577-0	Joint venture (currently is a subsidiary)	Chile	Chilean pesos	Borrowing	-	537

58

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INVESTMENTS IN SUBSIDIARIES

The main operations carried out as of December 31, 2024 and as of December 31, 2023 are reported below:

On July 16, 2024, Arauco transferred all the shares and interests held by Arauco in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., which own assets mainly in the state of Paraná, Brazil. The sale price, which amounted to ThU.S.$ 1,168,161, was paid on that date. Subsequently, on October 17, 2024, an additional payment was made of ThU.S.$ 4,613 due to customary price adjustments at the transaction’s closing. The total amount received by Arauco after taxes was ThU.S.$ 971,097, which generated a profit of ThU.S.$ 209,497 after taxes.

The sales of the above-mentioned subsidiaries and associate resulted in the reclassification of loss on reserve of exchange differences on translation for ThU.S.$500,102 (net of deferred taxes in the amount of ThU.S.$135,171) from other comprehensive income to the statements of profit and loss as part of the gain on sales of subsidiaries and associate in other income.

On March 17, 2023, Arauco took over control of the company E2E SpA., acquiring the remaining 50% interest. The payment for this transaction amounted to ThCLP$ 102.

NOTE 15. INVESTMENTS IN ASSOCIATES

As of December 31, 2024 and 2023, these are the main movements of investments in associates to report:

In 2024, Arauco contributed capital to Falcão MS SPE S.A. for ThR$ 63,488 (equivalent to ThU.S.$ 11,395) through the subsidiary in Brazil, Arauco Participações Florestais Ltda. In the 2024, the company made capital contributions for ThR$ 116,742 (equivalent to ThU.S.$23,553).

The following tables set forth information about investments in associates.

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional currency	U.S. dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	12-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 35,111	ThU.S.$ 64,788

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	12-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 310	ThU.S.$ 451

Name	Genómica Forestal S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	12-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 9	ThU.S.$ 9

59

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional currency	Chilean pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	12-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ -	ThU.S.$ 1

Name	Falcão MS SPE S.A.
Country	Brazil
Functional currency	Brazilian real
Corporate purpose	Management of land for leases to related parties.
Ownership interest (%)	49.0000%
	12-31-2024	12-31-2023
Carrying amount accounted for using equity method	ThU.S.$ 41,352	ThU.S.$ 34,558

	12-31-2024	12-31-2023
Total investments in associates accounted for using equity method	ThU.S.$ 76,782	ThU.S.$ 99,806

Summarized financial information of associates

12-31-2024	Inversiones Puerto	Serv.Corporativos	Florestal Vale do	Falcão	Consorcio Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	1	4,616	-	10,574	-	10	15,201
Non-current assets of associates	72,041	2,465	-	145,212	-	62	219,780
Total of associates	72,042	7,081	-	155,786	-	72	234,981

12-31-2024	Inversiones Puerto	Serv,Corporativos	Florestal Vale do	Falcão	Consorcio Tecnológico	Genómica
	Coronel S,A,	Sercor S,A,	Corisco S,A,	MS SPE S,A,	Bioenercel S,A,	Forestal S,A,	Total
	ThU,S,$	ThU,S,$	ThU,S,$	ThU,S,$	ThU,S,$	ThU,S,$	ThU,S,$
Current liabilities of associates	54	3,838	-	11,667	-	-	15,559
Non-current liabilities of associates	-	1,693	-	59,474	-	35	61,202
Equity	71,988	1,550	-	84,645	-	37	158,220
Total of associates	72,042	7,081	-	155,786	-	72	234,981

12-31-2024
Income	-	5,158	-	10,620	-	-	15,778
Other income / expenses	(57,152)	(5,614)	-	(849)	-	-	(63,615)
Net profit or loss (continuing operations) of associates	(57,152)	(456)	-	9,771	-	-	(47,837)
Other comprehensive income	889	-	-	-	-	-	889
Comprehensive income	(56,263)	(456)	-	9,771	-	-	(46,948)
Dividends received	-	-	-	-	-	-	-

12-31-2023	Inversiones Puerto	Serv.Corporativos	Florestal Vale do	Falcão	Consorcio Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current assets of associates	1	7,449	4,841	11,746	-	10	24,047
Non-current assets of associates	131,395	2,188	77,284	169,486	4	62	380,419
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466

12-31-2023	Inversiones Puerto	Serv.Corporativos	Florestal Vale do	Falcão	Consorcio Tecnológico	Genómica
	Coronel S.A.	Sercor S.A.	Corisco S.A.	MS SPE S.A.	Bioenercel S.A.	Forestal S.A.	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current liabilities of associates	54	6,021	1,743	4,238	-	-	12,056
Non-current liabilities of associates	-	1,362	20,990	106,468	3	35	128,858
Equity	131,342	2,254	59,392	70,526	1	37	263,552
Total of associates	131,396	9,637	82,125	181,232	4	72	404,466

12-31-2023
Income	-	4,996	10,533	-	-	-	15,529
Other income / expenses	2,095	(4,360)	(4,476)	238	-	-	(6,503)
Net profit or loss (continuing operations) of associates	2,095	636	6,057	238	-	-	9,026
Other comprehensive income	-	-	-	-	-	-	-
Comprehensive income	2,095	636	6,057	238	-	-	9,026
Dividends received	-	-	2,187	-	-	-	2,187

60

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of investment in associates and joint ventures

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Opening balance as of January 1	423,611	365,671
Changes
Investment in associates, additions (1)	11,395	23,553
Investment in joint ventures, additions (2)	38,607	55,885
Share of profit (loss) in investment in associates	(24,075)	3,990
Share of profit (loss) in investment in joint ventures	(23,142)	3,719
Dividends received, Investments in associates	(3,000)	(3,687)
Increase (decrease) in foreign exchange currency on translation of associates and joint ventures	(22,658)	9,467
Reclassification from (to) assets held for sale (3)	-	(29,102)
Other increase (decrease) in investment in associates and joint ventures	5,873	(5,885)
Total changes	(17,000)	57,940
Closing balance	406,611	423,611

Year 2024

(1) Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 63,488 that is equivalent to ThU.S.$ 11,395 for 63,488,424 shares.

(2) In 2024, Forestal Arauco S.A., made contributions of non-monetary assets to Agrícola Fresno SpA amounting to ThU.S.$ 12,066.

-In 2024, Forestal Arauco S.A., made capital contributions to the following companies: Parque Eólico Girasol Spa., Parque Eólico Las Dalias SpA., Parque Eólico Las Fresias SpA., Parque Eólico Margaritas SpA., Parque Eólico Los Cardos SpA., Parque Eólico Las Calas SpA., Parque Eólico Tulipanes SpA., Parque Eólico Hortensias SpA., Parque Eólico Lavanda SpA., y Parque Eólico Jazmin SpA., for Th$ 500 that is equivalent to ThU.S.$ 0.5 for 500 shares in each entity.

-In 2024, Arauco Bioenergía SpA., made capital contributions to Parque Eólico Ovejera Sur SpA.amounting to ThCLP$ 285,000 equivalents to ThU.S.$ 296, corresponding to 285 shares.

-In 2024, Arauco Wood Limited, made capital contributions to Sonae Arauco S.A. for Th€ 25,000 that is equivalent to ThU.S.$ 26,240 for 714,286 shares.

Year 2023

(1) Arauco Participações Florestais Ltda. made a capital contribution to Falcão MS SPE S.A., for ThR$ 116,742 that is equivalent to ThU.S.$ 23,553 for 116,741,636 shares.

(2) On January 9, 2023 Maderas Arauco S.A. made a capital contribution to E2E SpA., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 that is equivalent to ThU.S.$ 5,254 for 4,446,808 shares.

-Forestal Arauco S.A. and Agrícola San Carlos SpA., made a non-monetary assets contribution to Agrícola Fresno SpA for ThU.S.$ 1,509, in March 2023. For this contribution they subscribed 266,204 and 35,556 shares respectively. In the act, Agrícola San Carlos SpA sold the subscribed shares of Agrícola Fresno SpA to Forestal Arauco S.A., maintaining Forestal Arauco S.A. a 50% of share in Agrícola Fresno SpA.

-Arauco Bioenergía SpA., made capital contributions to the company Parque Eólico Ovejera Sur SpA. for ThCLP$ 185,000 equivalents to ThU.S.$ 222 corresponding to 185 shares, during the year 2023.

-Arauco Venture Limited., acquired 51.1278% of TreeCo, Inc. shares, for a total of ThU.S.$ 48,900, during the year 2023, which were carried out based on the committed agreements. As of December 31, 2024 the contribution paid was ThU.S.$ 11,000, through the capitalization of loan receivable for ThU.S.$ 1,770 and cash contributions for ThU.S.$ 9.230.

(3) Arauco Forest Brasil S.A. investment on Florestal Vale do Corisco S.A.

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Carrying amount of investments in associates accounted for using equity method	76,782	99,806
Carrying amount of investments in joint ventures accounted for using equity method	329,829	323,805
Total investment accounted for using equity method	406,611	423,611

61

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

The main operations carried out as of December 31, 2024 and December 31, 2023 are reported below:

During 2024, Arauco made contributions of non-monetary assets to Agrícola Fresno SpA for a total amount of ThU.S.$ 12,066 through the subsidiary Forestal Arauco S.A.

On December 18, 2024, Arauco made a capital contribution to the company Sonae Arauco S.A. for Th€ 25,000 (equivalent to ThU.S.$ 24,240 on the payment date), through its subsidiary in the United Kingdom, Arauco Wood Limited, maintaining 50% of control as a joint agreement.

On March 12, 2024, Eufores S.A. and Forestal Cono Sur S.A. (entities classified as Arauco’s joint operation in Uruguay), acquired all shares and social rights of four companies owned by Global Timber Spain SLU and Global Timber International LLC. The acquired companies are Taurion S.A., Taurion Asociación Agraria de Responsabilidad Limitada, Monte Fresnos S.A. and Monte Fresnos Asociación Agraria de Responsabilidad Limitada. Collectively, these companies own approximately 32,000 hectares in Uruguay, of which approximately 19,000 hectares are planted with eucalyptus trees. The price agreed for this operation amounted to ThU.S.$ 80,287 and the amount paid during the period was ThU.S.$ 72,038.

On March 6, 2024, Arauco made a capital contribution to Eufores S.A., a company that is part of the joint operation in Uruguay, for a total of ThU.S.$ 60,000, through its subsidiary Inversiones Arauco Internacional Ltda., maintaining 50% of control as a joint agreement. These funds were invested in the acquisition of the above-mentioned companies. As of December 31, 2023, Arauco did not make contributions to the companies part of the joint operation.

On September 13, 2023, Arauco, acquired 51.1278% of the company TreeCo, Inc. in the United States, through its United Kingdom investment company Arauco Ventures Ltd. This company is engaged in research aimed at development and studies focusing on the development and commercial application of genome editing, biotechnology and forest genetics technologies and/or knowledge, including in vitro and ex vitro plant propagation, tissue culture and clone delivery, plant establishment, wood property analysis and development or sale of clones, seedlings and trees for application to forestry. The price agreed for the shares representing the aforementioned shareholding percent is ThU.S.$ 48,900, payable based on the committed agreements. At the closing of these financial statements the amount paid was ThU.S.$ 12,745. This operation generated a goodwill of ThU.S.$ 39,577 that is presented in the financial statement as part of the investment.

As of January 9, 2023, Maderas Arauco S.A. made a capital contribution to E2E SpA., through the capitalization of loans maintained with this entity for ThCLP$ 4,446,808 (equivalent to ThU.S.$ 5,254).

The investments in Uruguay qualify as a joint operation, and Arauco holds a 50% interest in these investments. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, pursuant to IFRS 11.

62

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Arauco holds a 50% interest in Sonae Arauco, which subsidiary produces and commercializes wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of two panel plants and one sawmill in Spain; two panel plants and one resin plant in Portugal; three panel plants in Germany and two panel plants in South Africa.

Furthermore, Arauco holds a 50% ownership in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to pulp plants in Chile. There is a contractual agreement with this company whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

Celulosa y Energía Punta Pereira S.A.	12-31-2024		12-31-2023
(Uruguay)	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	406,706	41,608	408,066	44,798
Non-current	1,915,522	125,452	1,948,800	133,661
Equity	-	2,155,168	-	2,178,407
Total joint arrangement	2,322,228	2,322,228	2,356,866	2,356,866
Investment	1,077,584		1,089,204

	12-31-2024		12-31-2023
	ThU.S.$		ThU.S.$
Income	1,017,324		941,429
Expenses	(668,473)		(664,772)
Joint arrangement net income (loss)	348,851		276,657

Forestal Cono Sur S.A. (consolidated)	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	55,490	5,971	51,173	5,911
Non-current	157,848	8,584	150,619	3,931
Equity	-	198,783	-	191,950
Total joint arrangement	213,338	213,338	201,792	201,792
Investment	99,392		95,975

	12-31-2024		12-31-2023
	ThU.S.$		ThU.S.$
Income	8,061		8,775
Expenses	(1,226)		3,632
Joint arrangement net income (loss)	6,835		12,407

Eufores S.A. (consolidated)	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	176,029	248,064	150,509	223,974
Non-current	1,151,591	144,326	965,695	116,226
Equity	-	935,230	-	776,004
Total joint arrangement	1,327,620	1,327,620	1,116,204	1,116,204
Investment	467,615		388,002

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Income	321,339	288,378
Expenses	(280,007)	(216,764)
Joint arrangement net income (loss)	41,332	71,614

Zona Franca Punta Pereira S.A.	12-31-2024		12-31-2023
(Uruguay)	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	8,407	88,462	6,842	90,235
Non-current	419,279	-	425,634	-
Equity	-	339,224	-	342,241
Total joint arrangement	427,686	427,686	432,476	432,476
Investment	169,612		171,121

	12-31-2024		12-31-2023
	ThU.S.$		ThU.S.$
Income	21,875		21,172
Expenses	(24,892)		(24,139)
Joint arrangement net income (loss)	(3,017)		(2,967)

63

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures accounted in for equity method and its movements are presented in Note 15:

Eka Chile S.A.	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	14,277	3,643	16,898	4,397
Non-current	41,071	5,227	39,854	5,142
Equity	-	46,478	-	47,213
Total joint arrangement	55,348	55,348	56,752	56,752
Investment	23,239		23,607

	12-31-2024		12-31-2023
	ThU.S.$		ThU.S.$
Income	51,599		50,825
Expenses	(46,334)		(47,613)
Joint arrangement net income (loss)	5,265		3,212
Other comprehensive income	-		-
Comprehensive income	5,265		3,212
Dividends	3,000		1,500

Sonae Arauco S.A.	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	254,698	244,912	274,085	202,434
Non-current	701,355	288,452	705,465	346,471
Equity	-	422,689	-	430,645
Total joint arrangement	956,053	956,053	979,550	979,550
Net assets	192,764		194,762
Net asset adjustment (goodwill)	18,581		20,561
Investment	211,345		215,323

	12-31-2024		12-31-2023
	ThU.S.$		ThU.S.$
Income	925,346		1,018,422
Expenses	(973,381)		(1,005,984)
Joint arrangement net income (loss)	(48,035)		12,438
Other comprehensive income	-		-
Comprehensive income	(48,035)		12,438
Dividends	-		-

Agrícola El Paque SpA.	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	318	152	245	77
Non-current	4,323	602	4,240	225
Equity	-	3,887	-	4,183
Total joint arrangement	4,641	4,641	4,485	4,485
Investment	1,944		2,091

	12-31-2024		12-31-2023
	ThU.S.$		ThU.S.$
Income	198		-
Expenses	(105)		37
Joint arrangement net income (loss)	93		37
Other comprehensive income	-		-
Comprehensive income	93		37
Dividends	-		-

Parque Eólico Ovejera del Sur SpA.	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	231	545	301	95
Non-current	2,806	192	3,103	-
Equity	-	2,300	-	3,309
Total joint arrangement	3,037	3,037	3,404	3,404
Investment	1,150		1,655

	12-31-2024		12-31-2023
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(962)		(63)
Joint arrangement net income (loss)	(962)		(63)
Other comprehensive income	-		-
Comprehensive income	(962)		(63)
Dividends	-		-

64

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

E2E SpA.	12-31-2024		02-28-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	-	-	7,693	20,282
Non-current	-	-	21,411	2,520
Equity	-	-	-	6,302
Total joint arrangement	-	-	29,104	29,104
Investment	-		3,151

	12-31-2024		02-28-2023
	ThU.S.$		ThU.S.$
Income	-		224
Expenses	-		(1,244)
Joint arrangement net income (loss)	-		(1,020)
Other comprehensive income	-		-
Comprehensive income	-		(1,020)
Dividends	-		-

Agrícola San Gerardo SpA.	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	1,036	126	765	2,225
Non-current	4,391	1,862	4,981	-
Equity	-	3,439	-	3,521
Total joint arrangement	5,427	5,427	5,746	5,746
Investment	1,720		1,761

	12-31-2024		12-31-2023
	ThU.S.$		ThU.S.$
Income	757		-
Expenses	(514)		31
Joint arrangement net income (loss)	243		31
Other comprehensive income	-		-
Comprehensive income	243		31
Dividends	-		-

Agrícola Fresno SpA	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	2,763	17,987	2,939	7,558
Non-current	138,270	3,757	96,303	1,159
Equity	-	119,289	-	90,525
Total joint arrangement	141,033	141,033	99,242	99,242
Investment	59,645		45,263

	12-31-2024		12-31-2023
	ThU.S.$		ThU.S.$
Income	155		-
Expenses	(1,492)		(1,198)
Joint arrangement net income (loss)	(1,337)		(1,198)
Other comprehensive income	-		-
Comprehensive income	(1,337)		(1,198)
Dividends	-		-

TreeCo Inc.	12-31-2024		12-31-2023
	Assets	Liabilities	Assets	Liabilities
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Current	2,485	202	2,823	514
Non-current	14,434	-	15,593	-
Equity	-	16,717	-	17,902
Total joint arrangement	16,919	16,919	18,416	18,416
Investment on equity	8,547		9,153	-
Goodwill	39,576		39,747
	48,123		48,900

	12-31-2024		12-31-2023
	ThU.S.$		ThU.S.$
Income	-		-
Expenses	(1,519)		-
Joint arrangement net income (loss)	(1,519)		-
Other comprehensive income	-		-
Comprehensive income	(1,519)		-
Dividends	-		-

65

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

In 2022, as a result of loss of dryer, an impairment provision was made for ThU.S.$ 10,500 in Valdivia mill in Chile, which was recognized into impairment provisions of individual assets for which reversals were made in 2023, leaving a balance of ThU.S.$ 3,639 as of December 31, 2024.

At the end of 2022, considering the current projections of future margins, exchange differences and the sustained increasing risk in the Argentine Republic, and applying the usual procedures for determining impairment in accordance with IFRS, in the subsidiary Arauco Argentina, an impairment was recorded in the cash generating unit for the manufacture of celulose pulp, which to date is ThU.S.$ 126,921. (ThU.S.$ 127,260 as of December 31, 2023).

The assumptions included in this projection consider a discount rate of 22.07%, sales volume based on expected production data, sales prices based on the projection of international consultants and future investments of the machinery in its current state.

On September 12, 2023, the decision to suspend the manufacturing pulp process at the Licancel mill (Chile) was informed. In 2023, an impairment provision was recognized for a total of ThU.S.$ 61,039, which includes Property, plant and equipment and Inventory of spare parts. As of December 31, 2024, the impairment provision for Licancel mill remains.

In the second quarter of 2023, an impairment provision of ThU.S.$ 6,037 was recognized corresponding to the closure of the Aserraderos Horcones II in Chile, which is part of the wood product segment, due to supply issues, rising costs and decreased availability of raw materials.

In 2024, an impairment provision of ThU.S.$ 7,272 was recognized corresponding to the indefinite suspension of operations of the Aserradero El Colorado in Chile, which is part of the wood product segment.

In the second half of 2024, an impairment provision of ThU.S.$ 2,027 was recognized corresponding to Properties, plant and equipment associated with Line MDF1 of the Trupán-Cholguán complex, which is part of the wood product segment, it is developing a project to modernize and renovate parts of the existing MDF1 Line, as well as the incorporation of new processes and equipment for the manufacture of OSB (Oriented Strand Board) products.

In 2024, an impairment provision was recognized for the MDP line at the Pien mill in Brazil for ThU.S.$ 7,226, an amount that includes ThU.S.$ 1,359 for impairment of the associated goodwill mentioned later in this note.

As of December 31, 2024, impairment provisions associated with sales and recoveries from property, plant and equipment of United States subsidiary were reversed for a total of ThU.S.$ 13,816 (ThU.S.$ 7,113 as of December 31, 2023).

All impairment provision charges are presented in the consolidated statement of profit or loss under other expenses by function, whose movements are shown below:

Changes in CGUs impairment provision	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Opening balance	401,527	324,350
Impairment loss recognized in profit or loss	15,684	80,146
Reversal of impairment loss recognized in profit or loss	(38,087)	(7,899)
Increase (decrease) in foreign exchange	(13,620)	4,930
Closing balance	365,504	401,527

66

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Changes in provisions for impairment of property, plant and equipment and spare parts due to technical obsolescence or loss to forest due to fires, are shown below:

Changes in impairment provision from impaired assets	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Opening balance	31,933	33,324
Impairment loss recognized in profit or loss	2,840	8,600
Reverse of impairment recognized loss in profit or loss	(2,493)	(10,197)
Increase (decrease) in foreign exchange	(702)	206
Closing balance	31,578	31,933

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these consolidated financial statements, the balance of goodwill is ThU.S.$ 51,325 (ThU.S.$ 55,891 on December 31, 2023), as shown below:

	12-31-2024	12-31-2023
Goodwill	ThU.S.$	ThU.S.$
Arauco Canada Ltd. (Flakeboard Company Ltd)	40,554	40,726
Arauco do Brasil S.A. (Pien mill)	10,039	14,433
Arauco North America, Inc. (Prime-Line, Inc.)	732	732
Closing balance	51,325	55,891

	12-31-2024	12-31-2023
Goodwill movement	ThU.S.$	ThU.S.$
Opening balance at January 1	55,891	54,800
Impairment	(1,359)	-
Increase (decrease) in foreign exchange	(3,207)	1,091
Closing balance	51,325	55,891

Of the total of goodwill, ThU.S.$ 40,554 (ThU.S.$ 40,726 as of December 31, 2023) were generated by the acquisition of “Flakeboard” (currently Arauco Canada Ltd.), a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$ 242,502 for the 100% interest ownership. The remaining balance of ThU.S.$ 732 corresponds to the acquisition of Prime-Line Inc., on September 1, 2019, for which Arauco North America Inc, a subsidiary of Arauco Canada Ltd. paid ThU.S.$ 18,880 for all the shares of said company.

The recoverable amount for Flakeboard’s cash generating unit was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 7-year term, a period time, which is considered to represent the cyclicality of the business performance, applying a nominal discount rate of 7,5% (7% as of December 31, 2023), which reflects current market assessments for the wood products segment in North America.

Due to the investment in panel plant in Pien, Brazil, as of December 31, 2024, there is a goodwill balance of ThU.S.$ 10,039, associated with the cash-generating unit of the MDF line. As of December 31, 2023, there was a goodwill balance of ThU.S.$ 14,433, associated with the cash-generating units of MDF and MDP lines.

The recoverable amount for the group of cash-generating units of the Pien mill was determined in the annual closing based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term based on the operational plan approved by the Administration, applying a 7.4% nominal discount rate that reflects current evaluations for the panel segment in Brazil.

67

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

As of December 31, 2024 and 2023, the carrying value recognized in the financial statements of Arauco Canada Ltd. and Arauco Do Brasil S.A. for the group of cash-generating units did not exceed their recoverable value, except for ThU.S.$ 1,359 of impairment of goodwill and ThU.S.$ 5,867 of impairment of assets associated exclusively with the MDP line of cash-generating unit of the Pien mill.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A., Forestal Arauco S.A. and Maderas Arauco S.A.

On August 13, 2018, the Constitución’s Truck Owners Trade Association (in Spanish, Asociación Gremial de Dueños de Camiones de Constitución or “ASODUCAM”) filed a claim – seeking the specific performance of a contract and damages – against Forestal Arauco S.A., Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A.

The complaint is based on assumptions on alleged breaches of some agreements for the allocation, distribution and supply of cargo volumes for the years 2001 and 2005, initially executed by associates of ASODUCAM with Forestal Arauco S.A., and then, allegedly, with Servicios Logísticos Arauco SpA., in favor of the other two defendants, Celulosa Arauco and Constitución S.A. and Maderas Arauco S.A.

On February 5, 2024, Celulosa Arauco y Constitución S.A. and Maderas Arauco S.A. formally objected to a transaction exception and, in subsidy, answered the lawsuit. For its part, Forestal Arauco S.A. directly answered the lawsuit presented by ASODUCAM.

On April 18, 2024 was held a settlement hearing, which was ultimately declared unsuccessful.

The issuance of the resolution that receives the case on trial is pending, as well as the resolution of various incidents and appeals filed by the parties.

Considering that the position of the defendant companies is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result and that is why, as of December 31, 2024, Arauco has not established any provision for this contingency.

Forestal Arauco S.A.

On July 7, 2015, Inversiones Forestales Los Alpes Limitada and Forestal Neltume-Carrasco S.A. filed a claim against Forestal Arauco S.A. before the Civil Court of Angol (C-502-2015), in which they request that Forestal Arauco S.A. restitute the material possession of 1,855.9 hectares, which would be part of their property "Resto del Fundo Los Alpes", which would have an area of approximately 2,700 hectares. Likewise, they requested that it be declared that the property is the exclusive domain of the actors, the restitution of the civil and natural fruits, in addition to the deteriorations that the property would have experienced, with litigation costs.

On May 29, 2019, the lawsuit was answered, and the counterclaim of the acquisitive prescription was filed.

On September 1, 2020, the court received the case. Moreover, the resolution was notified on August 30, 2022, along with the resolution to reactivate the discovery period.

68

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Upon conclusion of the discussion period, on September 2, 2022, the company filed a motion for abandonment of proceedings, the resolution of which is still is pending.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2024, Arauco has not established any provision for this contingency.

Arauco Argentina S.A.

Pursuant to law No. 25,080, the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs, the enforcement agency referred to in the law approved, by Res. No. 952/2000, the forestry and industrial-forestry projects submitted by Arauco Argentina S.A. In the context of these projects, the Company afforested: 1) 4,777 hectares during 2000, in observance of its committed yearly plan; and 2) 23,012 hectares between 2000 and 2006 as a part of the multi-year afforestation plan. Likewise, a sawmill was built with installed capacity to produce 250,000 m3 of sawn timber per year.

On January 11, 2001, Arauco Argentina S.A. submitted an expansion for the approved industrial-forestry project. The expansion was approved via Res. No. 84/03 issued by the former Secretary of Agriculture, Livestock, Fishing and Foodstuffs. In accordance with the assumed obligations, the Company built a MDF board (panels) plant and afforested 8,089 hectares between 2001 and 2006.

In March 2005, Note No. 145/05 of the Subsecretary of Agriculture, Livestock and Afforestation suspended the benefit that exempted Arauco Argentina S.A. from paying export duties under Law No. 25,080. This measure was under administratively and judicially discussion by the Company. On November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a resolution by which it admitted a precautionary measure requested by the Company, ordering Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, in the same manner and scope it had prior to the suspension ordered by Note No. 145/05, if the clearance of merchandise is performed pursuant to the guarantee regime established in article 453, subsection a) of the Customs Code, for the exempted tax obligation. The judicial measure became effective beginning in March of 2007 by collateralization through the granting of bond (caution) policies for each shipment permits exempted from payment of export duty. The company maintains an assignment of funds equivalent to ThU.S.$ 23,821 for guaranteed export duties between 2007-2015, which appears under long-term provisions. In the same file of judicial challenge of Note 145/05, the Company included a request for a total amount of ThU.S.$ 6,555, plus interest accrued from the service of the claim, corresponding to export duties between March 2005 and March 2007, as a result of the application of Note 145/05 issued by the Undersecretary of Agriculture, Livestock and Afforestation. The Company’s claim was being heard under case file No. 21830/2006 before the Federal Contentious Administrative Court No. 4. On October 28, 2019, a judgment of first instance was issued in said case, rejecting the claim and imposing the litigation costs on Arauco. Against that judgment, the Company filed an appeal and expressed the corresponding arguments in December 2019. On June 15, 2022, the Chamber of Appeals confirmed the judgement of first instance. On July 1, 2022, Arauco Argentina filed the Federal Extraordinary Appeal before the Supreme Court of Justice. The Chamber admitted the appeal lodged by Arauco regarding the federal matter of the litigation; however, the grounds pertaining to arbitrariness were dismissed. Arauco filed a direct complaint before the Supreme Court, seeking for the higher court to broaden its examination of the case and also address such argument. In its ruling issued on June 13, 2024, the Supreme Court declared both motions inadmissible, thus ratifying the legality of Note 145/05. The Company’s legal advisors are of the opinion that since the Enforcement Authority did not establish that Arauco was not entitled to the exemption (neither in Note 145/05, nor in any subsequent administrative act), and to the extent that the committed forestry projects are declared completed, the sums paid as precautionary export duties should be returned to the Company, not based on the illegality of Note 145/05, but rather on the effective enjoyment of the received benefits.

69

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

On the other hand, Arauco Argentina S.A. currently has a guarantee at an amount of $ 435,952,315 Argentine pesos (ThU.S.$ 423 as of December 31, 2024) in favor of the Secretary of Agriculture, Livestock and Fishing.

Moreover, the Company has submitted annual forestry plans covering the period from 2007 to 2022 for its plantations located in the Provinces of Misiones and Buenos Aires.

On March 25, 2019, the Secretary of Agriculture, Livestock and Fisheries issued Resolution No. 2019-55-APN-SECAGYP#MPYT, approving the annual forestry plan for the year 2007. Additionally, said agency, through Resolution No. 2019-114-APN-SECAGYP#MPYT, dated June 12, 2019, approved the 2009 annual forestry plan and, through resolution No. 2019-228-APN-SECAGYP#MPYT, dated November 29, 2019, approved the 2008 annual forestry plan. For this reason, Arauco Argentina S.A. will be able to compute the income tax exemption corresponding to the forest appraisal on the plantations harvested from the land included in those plans as from fiscal year 2019.

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

Arauco do Brasil S.A.

1) The Federal Reserve of Brazil contested the amortization of goodwill resulting from acquisitions of Placas do Paraná, Tafibrás, Tafisa (now, Arauco do Brasil S.A.) y Dynea Brasil S.A.

On July 20, 2015, Arauco do Brasil was notified of the first administrative level resolution, which partially confirmed the sanction. Against this resolution, a voluntary appeal to revoke the Notice of Infringement was filed before the Administrative Council of Fiscal Resources of Brazil (in Portuguese, Conselho Administrativo de Recursos Fiscais or “CARF”), which is the second level.

On May 16, 2017, the CARF issued its decision on the matter, and confirmed certain arguments presented by the Company regarding the premium, although it decided preserving additional charges. On September 27, 2018, Arauco do Brasil S.A was notified of the CARF’s decision, and the Company then filed a motion for clarification to clarify certain elements of the CARF’s decision. On January 25, 2019, the CARF ruled that there were no clarifications or omissions to be made and, consequently, set a deadline to file the last appeal within the administrative scope (“Special Appeal”). This Special Appeal was lodged before the CARF High Chamber of Fiscal Resources (in Portuguese, Camara Superior de Recursos Fiscais or “CSRF”) on February 11, 2019, reiterating the allegations put forth by the Company’s defense regarding the issues and charges that remained outstanding in the process.

On August 28, 2020, the Company was served with an intermediate decision in Grievance of Instrument, issued by CARF that divided the claim into two parts, one at the administrative level and the other one at the judicial level:

70

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

I – The administrative level fine(deductibility of interest and isolated fine of 50%) whose estimated amount of R$34.5 million (equivalent to ThU.S.$ 5,586 as of December 31, 2024). Pursuant to these requirements on March 27, 2023, Arauco do Brasil adhered to the government program of reduction of fiscal litigation which permits a reduction of the 65% of the entire amount of the debt through the payment of the 35% of the debt in two ways: (a) payment in cash of the 30%, totaling R$3.7 million (ThU.S.$ 595 as of December 31, 2024) and (b) payment of 70% of fiscal losses, totaling R$8.6 million (ThU.S.$ 1,388 as of December 31, 2024).

Subsequently, Arauco do Brasil performed the payment in cash and also the offset with tax losses. Notwithstanding the foregoing, the Federal Reserve of Brazil (Brazilian tax service) must confirm Arauco do Brasil's compliance with the program, thus closing the part of the case which was being reviewed before an administrative venue.

II – Part of the case that remained in a judicial venue (contractual expenses deducted in the purchase of Tafisa Brasil; interest and legal expenses on debts in the amnesty program; Imposto de Renda Pessoa Jurídica, or “IRPJ”, and lower Contribuição Social sobre o Lucro Líquido, or “CSLL” whose updated estimated amount is R$ 42,167,507 (ThU.S.$ 6,826 as of December 31, 2024). Arauco do Brasil filed the Tax Debt Annulment Action.

On March 9, 2023, the trial court issued a judgment that was partially favorable to Arauco do Brasil, upholding the aforementioned claims, and thus setting aside the portion of the debt corresponding to R$ 26,554,677 (ThU.S.$ 4,299 as of December 31, 2024). However, the judgment rejected the claim related to interest and legal expenses on debts under the amnesty program, which estimated amount is R$ 15,612,831 (ThU.S.$ 2,528 as of December 31, 2024).

On May 29, 2023, the Federal Reserve filed an appeal seeking the revocation of the judgment in the section that was favorable to Arauco, while, on June 26, 2023, Arauco also filed an appeal, but seeking the ratification of the judgment regarding interest and legal expenses on debts in the amnesty program. Arauco filed its counter-arguments to the Appeal of the National Treasury and is currently awaiting the filing of counter-arguments by the National Treasury to subsequently send the case to the Court for an appellate judgment.

After the submission of counter-arguments by both parties, on July 18, 2023 the case was referred to the court for an appellate trial. The case is currently awaiting trial in court.

On September 27, 2024 the case was included in the agenda for judgment on October 15, 2024. The trial of the case was suspended due to a request for review by one of the judges of the court.

On November 11, 2024, Arauco's appeal was denied, the Federal Reserve's appeal was granted and the court of second instance restored the total amount disputed in the annulment lawsuit, the estimated amount of which is 46,237,171 reais (ThU.S.$ 7,485 as of December 31, 2024). The deadline for filing an appeal against the second instance decision is currently open.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2024, Arauco has not established any provision for this contingency.

71

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

2) In 2013, a service provider (Emontcontrau) instituted a civil lawsuit against us seeking compensation for damages allegedly caused by Arauco’s unilateral termination of its contract in connection with the implementation of the MDF 2 line of the Jaguariaiva mill. On November 01, 2021, the Civil Court of Curitiba issued its ruling, ordering Arauco to pay to the service provider an amount of ThR$ 84,000 (ThU.S.$ 13,599 as of December 31, 2024) in consideration of the alleged damages borne by the service provider during the course of the services contracts and as a result of its early termination by Arauco.

After the judgment, we were summoned and on March 8, 2022 we filed an Appeal, and the opposing party was summoned to present arguments on our appeal and filed the petition on April 11, 2022, also appealing the judgment.

In April 2023, a favorable ruling was handed down in our Appeal and we succeeded in annulling the judgment so that the case could return to its origin. This annulment ruling will also affect the expert evidence, which will have to be produced again. As a result, the provision of R$ 42,945,528 (ThU.S.$ 6,952 as of December 31, 2024) was fully reversed.

In May 2023, the contractor company filed a Motion for Clarification presenting alleged omissions, in an attempt to preserve the decision or at least the evidence already produced. Review of these remedies is currently pending. In July 2023, the appeal was dismissed.

In August 2023, the contractor filed a Special Appeal before the Higher Court of Justice, in an attempt to reverse the decision in favor of Arauco.

In October 2023, the special appeal was rejected. In November 2023, the contractor firm lodged an appeal, seeking admissibility, but in April 2024 said appeal was not admitted.

In May 2024, opposing counsel filed a new appeal seeking a review of their main appeal by the Superior Court of Law. This appeal is still pending.

A ruling on the appeal filed by opposing counsel is still pending.

Arauco Industria de México, S.A. de C.V. (before Maderas y Sintéticos de México, S.A. de C.V.

On December 12, 2022, the Tax Administration Service issued tax credit assessment resolution number 900-04-04-00-00-00-2022-978 corresponding to the 2014 tax year. Under such assessment, objections against the following items were filed: (i) the deduction of interest in the historical amount of $ 85,172,274 Mexican pesos (ThU.S.$ 4,145 as of December 31, 2024), from loans granted by Masisa S.A. (Chile); (ii) the tax loss in the total amount of $ 275,986,671 Mexican pesos (ThU.S.$ 13,430 as of December 31, 2024); (iii) the deduction of payments made to Masisa S.A. for logistics services in the total amount of $ 3,058,221 Mexican pesos (ThU.S.$ 149 as of December 31, 2024); (iv) the alleged generation of non-distributed dividends related to the payments indicated in items (i) and (iii) above; (v) the rejection of contributions to the Single Contribution Account in amounts expressed in Mexican pesos of $ 342,372,000 (ThU.S.$ 16,661 as of December 31, 2024), $ 66,250,020 (ThU.S.$ 3,224 as of December 31, 2024), $ 46,389,980 (ThU.S.$ 2,257 as of December 31, 2024) and $ 11,457,000 Mexican pesos (ThU.S.$ 558 as of December 31, 2024), respectively; and (vi) an alleged incorrect application of the double taxation avoidance treaty between Mexico and Chile. The total amount of omitted tax, updates, surcharges, and fines assessed to the company amounts to $ 445,712,085 Mexican pesos (ThU.S.$ 21,689 as of December 31, 2024).

72

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

On February 13, 2023, a motion to revoke was filed against the above assessment, before the General Legal Administration of the Tax Administration Service. Currently, additional evidence was submitted, and subsequently, the tax authorities must issue a ruling which, if unfavorable, could be challenged by the Company before the Federal Court of Administrative Justice.

Considering that the Company's position is supported by solid legal arguments, there is a reasonable margin of obtaining a favorable result for the Company and that is why, as of December 31, 2024, Arauco has not established any provision for this contingency.

At the closing date, there are no other contingencies in which the Companies act as obligor, that may significantly affect their financial, economic or operational conditions.

Provisions recorded as of December 31, 2024 and 2023 are as follows:

	12-31-2024	12-31-2023
Classes of Provisions	ThU.S.$	ThU.S.$
Short-term provisions	1,837	3,905
Provisions for litigations	499	440
Other short-term provisions	1,338	3,465
Long-term provisions, non-Current	33,121	28,651
Provisions for litigations	29,265	28,651
Other long-term provisions	3,856	-
Total provisions	34,958	32,556

	12-31-2024
Movements in provisions	Litigations (*)	Other Provisions (**)	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	29,091	3,465	32,556
Changes in provisions
Additional provisions	3,763	4,667	8,430
Used provisions	(1,834)	(2,310)	(4,144)
Increase (decrease) in foreign exchange	(1,261)	(628)	(1,889)
Other increases (decreases)	5	-	5
Total changes	673	1,729	2,402
Closing balance	29,764	5,194	34,958

(*) The increase in litigations is mainly made up of ThU.S.$ 3,673 by subsidiaries in Argentina and Brazil for civil and labor lawsuits.

(**) The increase in Other Provisions corresponds mainly to the deferred subsidy of one subsidiary in Brazil. In addition, the decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 of Arauco mill.

	12-31-2023
Movements in provisions	Litigations (*)	Other Provisions (**)	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	39,668	10,551	50,219
Changes in provisions
Additional provisions	27,732	-	27,732
Increase due to business combination	87	-	87
Used provisions	(1,743)	(5,440)	(7,183)
Reversal of unused provision	(32,276)	(1,676)	(33,952)
Increase (decrease) in foreign exchange	(3,524)	30	(3,494)
Other increases (decreases)	(31)	-	(31)
Decrease through transfer to liabilities included in disposal groups classified as held for sale	(822)	-	(822)
Total changes	(10,577)	(7,086)	(17,663)
Closing balance	29,091	3,465	32,556

(*) The increase in litigations is mainly made up of ThU.S.$ 25,098 (subsidiaries in Brazil) for civil and labor lawsuits. In addition, the decrease legal litigations correspond mainly to the reversal of the provision for a lawsuit with a supplier in the Arauco do Brasil S.A.

(**) The decrease in Other Provisions corresponds mainly to the reversal of the provision for dismantling of Line 1 of Arauco mill and the decrease in the balance of the provision for negative equity of E2E SpA.

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include constitution of provision for the lawsuit of export duties (see Arauco Argentina’s contingent liability set forth in this note).

73

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

	12-31-2024	12-31-2023
Classes of intangible assets, net	ThU.S.$	ThU.S.$
Intangible assets, net	55,980	66,431
Intangible assets under development (IT programs)	1,025	2,793
Computer software	17,866	21,234
Water rights	4,338	4,999
Customer relationship	14,367	19,457
Other identifiable intangible assets	18,384	17,948
Classes of intangible assets, gross	230,158	232,484
Intangible assets under development (IT programs)	1,025	2,793
Computer software	127,944	124,794
Water rights	4,338	4,999
Customer relationship	73,888	75,337
Other identifiable intangible assets	22,963	24,561
Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(174,178)	(166,053)
Accumulated amortization and impairment, intangible assets	(174,178)	(166,053)
Computer software	(110,078)	(103,560)
Customer relationship	(59,521)	(55,880)
Other identifiable intangible assets	(4,579)	(6,613)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	12-31-2024
Reconciliation of intangible assets	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	2,793	21,234	4,999	19,457	17,948	66,431
Changes
Additions	1,099	3,298	-	-	1,422	5,819
Disposals	(7)	(108)	(661)	-	-	(776)
Amortization	-	(8,234)	-	(4,925)	(550)	(13,709)
Increase (decrease) in foreign exchange	-	(440)	-	(165)	(436)	(1,041)
Increase (decrease) though transfers	(670)	-	-	-	-	(670)
Other increases (decreases)	(2,190)	2,116	-	-	-	(74)
Changes total	(1,768)	(3,368)	(661)	(5,090)	436	(10,451)
Closing balance	1,025	17,866	4,338	14,367	18,384	55,980

	12-31-2023
Reconciliation of intangible assets	Intangible assets under development	Computer software	Water rights	Customer relationship	Others	Total
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	5,076	22,323	5,185	24,015	16,840	73,439
Changes
Additions	2,273	4,035	-	-	744	7,052
Additions through business combination	-	190	-	-	1,140	1,330
Disposals	(356)	(880)	(186)	-	-	(1,422)
Amortization	-	(8,726)	-	(4,681)	(659)	(14,066)
Impairment los recognised in profit or loss	-	(195)	-	-	-	(195)
Increase (decrease) in foreign exchange	-	312	-	124	(117)	319
Other increases (decreases)	(4,200)	4,290	-	(1)	-	89
Decrease through classified as held for sale	-	(115)	-	-	-	(115)
Changes total	(2,283)	(1,089)	(186)	(4,558)	1,108	(7,008)
Closing balance	2,793	21,234	4,999	19,457	17,948	66,431

Years of useful life (average)
Computer software	5
Customer relationship	15
Brands	7

The amortization of customer relationship and computer software is presented in the consolidated statements of profit or loss under the administrative expenses line item.

74

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay.

As of December 31, 2024, Arauco had a total surface of 1.67 million hectares of which 935 thousand hectares are used for forestry planting, 482 thousand hectares are native forest, 112 thousand hectares are used for other purposes and 137 thousand hectares not yet planted. Lands corresponding to native forest, lands used for other purposes and lands not yet planted are presented in property, plant and equipment, Forest plantations are presented in Biological Assets.

For the year ended as of December 31, 2024, the production volume of logs totaled 19.6 million m3 (19.7 million m3 as of December 31, 2023).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

- Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

- Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

- Future plantations are not considered.

- The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

- Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the period, as established in IAS 41. These changes are presented in the consolidated statements of profit or loss under the line item other income per function, which generated an impact for the year ended as of December 31, 2024 amounted to ThU.S.$ 159,021 (ThU.S.$ 264,477 as of December 31, 2023). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of December 31, 2024 amounted to ThU.S.$ 290,470 (ThU.S.$ 344,991 as of December 31, 2023).

- Forestry plantations are harvested according to the needs of Arauco’s production plants.

75

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

- The discount rates used are 6.4% in Chile, 8.3% Brazil, 22.6% in Argentina and 9% in Uruguay.

- It is expected that prices of harvested timber are constant in real terms based on market prices.

- Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

- The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	-
Eucalyptus	12	10	7	10

The following table sets forth the sensitivity to changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(111,711)
	-0.5	119,337
Margins (%)	10	425,449
	-10	(425,449)

The significant unobservable input data used in the measurement of the fair value of biological assets are discount rates and sales margins of the different products that are harvested from the forest. Increases (decreases) in any of these input data considered in isolation would result in a smaller or greater fair value measurement.

The adjustment to fair value of biological assets minus sale costs is recorded in the consolidated statements of profit or loss, under the line item other income or other expenses, depending on whether it corresponds to profits or losses.

Forestry plantations classified as current biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources, allow risks to be minimized.

As of the date of these consolidated financial statements, there are no committed disbursements for the acquisition of biological assets.

Detail of biological assets pledged as security

As of December 31, 2024, there were no forestry plantations pledged as security.

Detail of biological assets with restricted ownership

As of the date of these consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

76

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Current and non-current biological assets

As of the date of these consolidated financial statements, the current and non-current biological assets were as follows:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current	315,500	370,957
Non-current	2,747,894	2,651,622
Total	3,063,394	3,022,579

Reconciliation of carrying amount of biological assets

	12-31-2024
Movement	Current	Non-current	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	370,957	2,651,622	3,022,579
Changes in real incurred cost	16,970	149,293	166,263
Additions through acquisition	-	380,414	380,414
Increases (decreases) due to business combination	-	21,880	21,880
Sales	(27)	(6,481)	(6,508)
Harvest	(140,381)	-	(140,381)
Increases (decreases) in foreign exchange	(4,268)	(58,983)	(63,251)
Loss of forest due to fires	-	(25,633)	(25,633)
Transfers from non-current to current	161,646	(161,646)	-
Other increases (decreases)	-	(258)	(258)
Changes in fair value	(72,427)	(53,021)	(125,448)
Gain (losses) arising from changes in fair value minus sale costs	-	117,316	117,316
Sales	-	(7,946)	(7,946)
Harvest	(241,617)	-	(241,617)
Increases (decreases) in foreign exchange	(6,739)	13,219	6,480
Loss of forest due to fires	-	715	715
Transfers from non-current to current	175,929	(175,929)	-
Other increases (decreases)	-	(396)	(396)
Total changes	(55,457)	96,272	40,815
Closing balance	315,500	2,747,894	3,063,394

	12-31-2023
Movement	Current	Non-current	Total
	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	330,435	2,864,935	3,195,370
Changes in real incurred cost	910	158,489	159,399
Additions through acquisition	1,570	416,792	418,362
Sales	(168)	(6,167)	(6,335)
Harvest	(147,901)	-	(147,901)
Increases (decreases) in foreign exchange	279	14,638	14,917
Loss of forest due to fires	(1,652)	(63,353)	(65,005)
Transfers to non-current assets held for sale	(11,022)	(43,939)	(54,961)
Transfers from non-current to current	159,804	(159,804)	-
Other increases (decreases)	-	322	322
Changes in fair value	39,612	(371,802)	(332,190)
Gain (losses) arising from changes in fair value minus sale costs	-	264,477	264,477
Sales	(51)	(5,736)	(5,787)
Harvest	(322,232)	-	(322,232)
Increases (decreases) in foreign exchange	(4,311)	5,401	1,090
Loss of forest due to fires	-	(43,721)	(43,721)
Transfers to non-current assets held for sale	(48,148)	(177,869)	(226,017)
Transfers from non-current to current	414,354	(414,354)	-
Total changes	40,522	(213,313)	(172,791)
Closing balance	370,957	2,651,622	3,022,579

Regarding the fires that occurred in Chile in early 2023 in the regions of Maule, Ñuble, Araucanía, Biobío and Los Ríos, 47 thousand hectares of productive forest plantations of Arauco were affected. During 2023, management was carried out that allowed to recover an approximate equivalent to 12 thousand hectares.

At the year ended December 31, 2023, a forest fire loss net of insurance compensation of ThU.S.$ 17,191 was recognized for the fires in Chile, reducing the gross value of the biological assets, which represented 3.2% of the value of the forest plantations of Arauco. As of December 31, 2024, a forest loss of ThU.S.$ 2,841 was recognized for fires in Chile.

77

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put into practice in everyday company operations.

All Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all Arauco’s business units.

These investments are reflected in the consolidated financial statements as property, plant and equipment when they refer to disbursements in major works executed and are reflected in Expenses when they refer to improvements or management not directly associated with investment projects.

Detail information of disbursements related to the environment

As of December 31, 2024 and 2023 Arauco had made and / or had committed the following disbursements in major environmental projects:

78

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

		Disbursements undertaken 2023				Committed Disbursements
12-31-2024		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	104	Assets	Properties, plants and equipments	1,222	2025
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	-	Assets	Properties, plants and equipments	511	2025
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	2,516	Assets	Properties, plants and equipments	5,070	2025
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	4,256	Assets	Properties, plants and equipments	8,816	2025
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	16,822	Expense	Operating costs	-	2025
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,365	Expense	Operating costs	-	2025
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,799	Assets	Properties, plants and equipments	270	2025
Arauco Argentina S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	-	Assets	Properties, plants and equipments	553	2025
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	223	Expense	Operating costs	127	2025
Forestal Arauco S.A.	Environmental improvement studies	In process	2,372	Expense	Operating costs	1,881	2025
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	496	Expense	Operating costs	41	2025
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	150	Assets	Properties, plants and equipments	2,500	2025
Arauco Industria de México, S.A. de C.V.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	803	Expense	Operating costs	-	2025
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	3,249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	368	Assets	Properties, plants and equipments	-	2024
		TOTAL	50,523			20,991

		Disbursements undertaken 2023				Committed Disbursements
12-31-2023		State	Amount	Asset	Asset/expense	Amount	Estimated
Company	Name of project	of project	ThU.S.$	Expense	destination item	ThU.S.$	date
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	1,624	Assets	Properties, plants and equipments	608	2024
Celulosa Arauco y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	9,095	Assets	Properties, plants and equipments	4,019	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	5,102	Assets	Properties, plants and equipments	13,072	2024
Celulosa Arauco y Constitucion S.A.	Environmental improvement studies	In process	19,046	Expense	Operating costs	-	2024
Celulosa Arauco y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	17,397	Expense	Operating costs	-	2024
Arauco do Brasil S.A.	Environmental improvement studies	In process	1,395	Assets	Properties, plants and equipments	918	2024
Arauco Industria de Paineis S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	3,677	Expense	Operating costs	127	2024
Forestal Arauco S.A.	Environmental improvement studies	Finished	336	Expense	Operating costs	-	2023
Forestal Arauco S.A.	Environmental improvement studies	In process	1,895	Expense	Operating costs	1,785	2023
Maderas Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	654	Assets	Properties, plants and equipments	52	2024
Celulosa y Energía Punta Pereira S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	-	Assets	Properties, plants and equipments	2,650	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	In process	2,854	Assets	Properties, plants and equipments	697	2024
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	249	Assets	Properties, plants and equipments	-	2024
Arauco North America, Inc	Investment projects for the control and management of gas emissions from industrial process	Finished	856	Assets	Properties, plants and equipments	-	2023
Arauco North America, Inc	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	1,984	Assets	Properties, plants and equipments	-	2023
		TOTAL	66,164			23,928

79

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

On December 20, 2023, Arauco entered into a share purchase agreement (“SPA”). Pursuant to this agreement, Arauco, along with its subsidiary Inversiones Arauco Internacional Limitada (“IAIL”, and jointly with Celulosa Arauco, the “Sellers”), agreed to sell to a company specially incorporated for such purpose and designated by the Brazilian company Klabin S. A. (the “Buyer”) all of the shares and interests that the Sellers directly hold in Arauco Florestal Arapotí S.A. and Arauco Forest Brasil S.A., and indirectly hold in Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A. (jointly, the “Brazilian Forestry Companies”), which own assets mainly in the state of Paraná, Brazil.

The assets included in the sale were all the shares and interests in these Brazilian forestry companies, except for Florestal Vale do Corisco S.A., where the Sellers indirectly own 49% of the latter’s shares of this associate.

The eucalyptus and pine forest plantations included in the transaction span approximately 85,000 hectares. Moreover, it should also be noted that the sale of shares and interests did not extend to the industrial assets related to the panel mills in Brazil, nor to other forestry assets located mainly in the state of Mato Grosso do Sul, Brazil, which are related to an industrial project to subsequently build a pulp mill, known as “Project Sucuriú.”

On July 16, 2024, Arauco transferred all shares and interests held in Arauco Florestal Arapotí S.A., Arauco Forest Brasil S.A., Empreendimentos Florestais Santa Cruz Ltda. and Florestal Vale do Corisco S.A., entities owning assets primarily located in the state of Paraná, Brazil. The sale price, which amounted to ThU.S.$ 1,168,161, amount that was fully paid on that date. Subsequently, on October 17, 2024, an additional payment of ThU.S.$ 4,613 due to customary price adjustments at the transaction’s closing. The total amount received by Arauco after taxes was ThU.S.$ 971,097, which generated a profit of ThU.S.$ 209,497 after taxes.

Prior to the reclassification to held for sale and as prescribed by IFRS 5, Arauco assessed whether at that date it was necessary to conduct an adjustment to bring such assets to the lower of their book value and realizable value, resulting in no adjustment to be recorded (the value of the sale is higher than the book value).

The following table sets forth information on the main types of non-current assets and liabilities held for sale:

	12-31-2024	12-31-2023
Assets classified as held for sale	ThU.S.$	ThU.S.$
Cash and cash equivalents	-	9,852
Other non-financial assets	-	5,113
Trade and other receivables	-	2,879
Inventories	-	13,780
Biological assets	-	281,823
Tax assets	-	1,348
Intangible assets other tan goodwill	-	115
Property, plant and equiment	3,767	68,040
Right of use assets	-	17,308
Investments accounted using the equity method	-	29,102
Assets classified as held for sale (*)	3,767	429,360
(*)	Of the ThU.S.$ 429,360 as of December 31, 2023, only ThU.S.$ 180 correspond to assets other than the sale operation that will be carried out by the Brazilian companies.

80

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2024	12-31-2023
Liabilities classified as held for sale	ThU.S.$	ThU.S.$
Other non-financial liabilities	-	1,040
Trade and other payables	-	7,834
Tax liabilities	-	3,430
Lease liabilities	-	18,795
Payables and other accounts payables	-	1
Other provisions	-	822
Deferred tax liabilities	-	67,406
Liabilities classified as held for sale	-	99,328

As of December 31, 2023, the Company recognized net deferred tax assets of ThU.S.$ 78,061 resulting from the proposed sale transaction. These deferred taxes reflect the difference between the financial book value and tax value of the companies to be sold, which were not previously recorded in accordance with IAS 12. This value represented of a credit to earnings for 2024 of ThU.S.$ 57,110 (charge of ThU.S.$ 57,110 as of December 31, 2023) and a debit to conversion reserves of ThU.S.$ 135,171 (ThU.S.$ 135,171 as of December 31, 2023) (see note 6). These deferred taxes were subsequently allocated to the tax result that was generated at the closing of the sale of the aforesaid investments.

81

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco's financial instruments as of December 31, 2024 and 2023, are displayed in the table below. Regarding those instruments valued at an amortized cost, an estimation of their fair value is displayed for informational purposes.

Financial instruments	12-31-2024		12-31-2023
Thousands of dollars	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets at fair value through profit or loss (held for trading)	70,330	70,330	132,869	132,869
Derivative	31	31	61	61
Mutual funds (1)	70,299	70,299	132,808	132,808

Financial assets at amortized cost	2,165,579	2,165,579	1,558,929	1,558,929
Cash and cash equivalents	1,001,261	1,001,261	437,200	437,200
Cash	642,111	642,111	338,033	338,033
Time deposits	359,150	359,150	99,167	99,167
Accounts receivable (net)	1,120,442	1,120,442	1,106,403	1,106,403
Trade receivables	898,717	898,717	688,134	688,134
Lease receivable	67,687	67,687	80,925	80,925
Sundry debtors	20,206	20,206	18,320	18,320
Other receivables	70,367	70,367	248,217	248,217
Prepayments	63,465	63,465	70,807	70,807
Accounts receivable from related parties	10,159	10,159	2,616	2,616
Other financial assets (2)	33,717	33,717	12,710	12,710

Hedging assets	8,959	8,959	41,044	41,044

Financial liabilities at amortized cost (3)	7,414,740	6,799,888	7,896,442	7,227,349
Bonds issued denominated in U.S. dollars	2,898,249	2,638,226	3,402,747	2,936,324
Bonds issued denominated in U.F. (4)	1,819,427	1,404,819	1,594,291	1,323,194
Bank borrowings in U.S. dollars	626,169	673,243	878,793	933,723
Bank borrowings in other currencies	524,854	537,559	620,258	633,755
Lease liabilities	727,990	727,990	559,382	559,382
Trade and other payables	781,281	781,281	811,032	811,032
Accounts payable to related parties	36,770	36,770	29,939	29,939

Financial liabilities at fair value through profit or loss	12	12	498	498

Hedging liabilities	201,906	201,906	107,506	107,506
(1)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statements of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short-term investment.
(2)	Corresponds to the balance of assets from margin call for current derivatives (collateral).
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables”, “Accounts payable to related parties” and derivatives are presented in the consolidated statements of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“U.F.”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.

82

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair value hierarchy of financial assets and liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of December 31, 2024 and 2023, have been measured based on the valuation methodologies provided in IFRS 13. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

- Level 1: Securities or quoted prices in active markets for identical assets and liabilities

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

- Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

	12-31-2024	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	31	-	31	-
Mutual Funds	70,299	70,299	-	-

Hedging assets	8,959	-	8,959	-

Financial liabilities at fair value through profit or loss	12	-	12	-
Hedging liabilities	201,906	-	201,906	-

	12-31-2023	Level 1	Level 2	Level 3
Fair value	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Financial assets at fair value through profit or loss (held for trading)
Derivatives	61		61	-
Mutual Funds	132,808	132,808	-	-

Hedging assets	41,044	-	41,044	-

Financial liabilities at fair value through profit or loss	498	-	498	-
Hedging liabilities	107,506	-	107,506	-

At the closing date of these consolidated financial statements, there have been no transfers between the different hierarchy levels.

23.3 Explanation of the valuation of financial instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Arauco's current derivatives are valued under the cash flow discount method. These flows are discounted at the rate applicable according to the transaction’s and counterparties’ risk, using an internal methodology based on the information obtained from Bloomberg.

83

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Given that our cross-currency swaps correspond to future flows in U.F., U.S. dollars and Euros, Arauco calculates the current value of such flows by using the U.F. zero coupon curve, dollar zero coupon and the Euro zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these consolidated financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

The counterparty risk uses the Z-Spread obtained from the curve of the bonds issued by counterparties, and they are deducted from each flow as appropriate.

Financial liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings was determined based on discounted cash flow analysis applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table sets forth a reconciliation between the financial liabilities and the consolidated statements of financial position as of December 31, 2024 and 2023:

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	19,739	67,522	87,261	768,767	711,705	3,149,943	4,630,415	4,717,676
Bank borrowings	28,154	220,673	248,827	728,289	173,907	-	902,196	1,151,023
Swap and Forward	12,817	-	12,817	189,101	-	-	189,101	201,918
Total other financial liabilities (a)	60,710	288,195	348,905	1,686,157	885,612	3,149,943	5,721,712	6,070,617

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990
Total lease liabilities (b)	15,116	40,735	55,851	104,578	70,490	497,071	672,139	727,990

	12-31-2024
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	741,847	4,124	745,971	35,310	-	-	35,310	781,281
Accounts payable to related companies	10,563	-	10,563	13,655	7,581	4,971	26,207	36,770
Total accounts payable (c)	752,410	4,124	756,534	48,965	7,581	4,971	61,517	818,051
Total financial liabilities (a) + (b) + (c)	828,236	333,054	1,161,290	1,839,700	963,683	3,651,985	6,455,368	7,616,658

84

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Other non- current financial liabilities, Total	Total
Bonds obligations	29,114	569,526	598,640	296,326	708,379	3,393,693	4,398,398	4,997,038
Bank borrowings	86,243	388,779	475,022	786,031	169,016	68,982	1,024,029	1,499,051
Swap and Forward	8,863	-	8,863	99,141	-	-	99,141	108,004
Total other financial liabilities (a)	124,220	958,305	1,082,525	1,181,498	877,395	3,462,675	5,521,568	6,604,093

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Lease liabilities	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382
Total lease liabilities (b)	16,911	30,331	47,242	70,451	58,933	382,756	512,140	559,382

	12-31-2023
Thousands of dollars	Up to 90 days	From 91 days to 1 year	Total Current	From 1 year to 3 years	From 3 years to 5 years	More than 5 years	Total non- current	Total
Trade and other payables	744,010	16,445	760,455	27,763	-	22,814	50,577	811,032
Accounts payable to related companies	6,958	-	6,958	-	7,581	15,400	22,981	29,939
Total accounts payable (c)	750,968	16,445	767,413	27,763	7,581	38,214	73,558	840,971

Total financial liabilities (a) + (b) + (c)	892,099	1,005,081	1,897,180	1,279,712	943,909	3,883,645	6,107,266	8,004,446

23.4 Derivative instruments

Hedging instruments recorded as of December 31, 2024 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the consolidated statements of financial position under other non-current financial assets or other non-current financial liabilities, respectively. The effects for the period are presented in consolidated statement of changes in equity as other comprehensive income or the consolidated statements of comprehensive income as finance income or finance costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the derivative financial instruments included in the consolidated statements of financial position as of December 31, 2024 and 2023, is presented below:

Financial instruments	12-31-2024 Fair value ThU.S.$	12-31-2023 Fair value ThU.S.$
Financial assets at fair value through profit or loss	31	61
Derivatives (1)	31	61

Hedging assets	8,959	41,044
Derivatives (1)	861	7,533
Cross Currency Swaps (2)	8,098	33,511

Financial liabilities at fair value through profit or loss	(12)	(498)
Derivatives (1)	(12)	(498)

Hedging liabilities	(201,906)	(107,506)
Derivatives (1)	(17,275)	(1,201)
Cross currency swaps (2)	(184,631)	(106,305)
(1)	Includes HFO swap, forward, NDF and IRS from Chile, USA, Argentina and Uruguay tables.
(2)	Includes cross currency swaps from Chile.

85

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

In order to cover the exposure to variation in cash flows associated with fluctuations in exchange rates, interest rates or commodity prices, Arauco Chile has the following derivatives as of December 31, 2024 and 2023:

Cross currency swaps

Cross currency swaps to cover the exposure to the exchange rate risk generated from bonds denominated in U.F.

						12-31-2024	12-31-2023
Bond	Institution	Amount U.S.$	Amount U.F.	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
F	BCI	17,500,011	454,545	10-30-2021	10-30-2029	757	2,400
F	Scotiabank	17,521,026	454,545	10-30-2021	10-30-2029	922	2,673
F	Banco de Chile	17,262,302	454,545	4-30-2019	10-30-2029	493	1,998
F	BCI	17,444,744	454,545	4-30-2023	10-30-2029	425	1,922
F	BCI	17,466,559	454,545	4-30-2023	10-30-2029	407	1,901
F	BCI	17,100,708	454,545	4-30-2023	10-30-2029	722	2,273
F	BCI	17,262,300	454,545	4-30-2023	10-30-2029	579	2,104
P	BCI	28,000,019	727,272	11-15-2021	11-15-2032	1,561	4,019
P	BCI	27,997,657	727,272	11-15-2021	11-15-2032	2,232	4,861
P	Itau	30,843,030	727,272	11-15-2023	11-15-2032	(2,055)	(407)
P	Santander	60,731,198	1,454,545	11-15-2023	11-15-2032	(4,577)	(685)
R	Santander	128,611,183	3,000,000	10-1-2014	4-1-2024	-	(4,612)
R	JP Morgan	43,185,224	1,000,000	10-1-2014	4-1-2024	-	(1,556)
R	Itau	43,277,070	1,000,000	10-1-2014	4-1-2024	-	(1,447)
R	Deutsche	42,870,394	1,000,000	4-1-2024	4-1-2035	(4,946)	-
R	Deutsche	42,870,394	1,000,000	4-1-2024	4-1-2035	(4,660)	-
R	JP Morgan	42,870,394	1,000,000	4-1-2024	4-1-2035	(4,171)	-
R	Deutsche	43,185,224	1,000,000	4-1-2024	4-1-2035	(4,694)	-
R	JP Morgan	43,277,070	1,000,000	4-1-2024	4-1-2035	(4,845)	-
S	Santander	201,340,031	5,000,000	11-15-2016	11-15-2026	(4,962)	8,946
W	Goldman Sachs	40,521,750	1,000,000	10-10-2018	10-10-2028	(2,337)	(129)
W	Scotiabank	40,537,926	1,000,000	10-10-2018	10-10-2028	(2,392)	(154)
W	Goldman Sachs	40,066,555	1,000,000	10-10-2018	10-10-2028	(1,818)	414
X	Santander	118,400,504	3,000,000	10-10-2018	10-10-2038	(13,392)	(6,778)
X	Santander	97,971,786	2,500,000	10-10-2018	10-10-2038	(10,876)	(5,358)
Y	JP Morgan	89,387,460	2,000,000	4-10-2023	4-10-2032	(13,808)	(9,435)
Z	Santander	90,274,363	2,000,000	4-10-2023	4-10-2032	(15,414)	(10,687)
Z	Banco de Chile	44,572,044	1,000,000	4-10-2023	4-10-2032	(6,367)	(4,135)
Z	JP Morgan	44,572,044	1,000,000	4-10-2023	4-10-2032	(6,536)	(4,290)
Z	JP Morgan	44,559,642	1,000,000	4-10-2023	4-10-2032	(6,244)	(3,962)
AB	BCI	43,724,036	1,000,000	5-15-2023	5-15-2033	(5,475)	(3,116)
AB	BCI	43,709,927	1,000,000	5-15-2023	5-15-2033	(5,142)	(2,744)
AB	BCI	43,762,973	1,000,000	5-15-2023	5-15-2033	(5,278)	(2,893)
AB	Banco de Chile	43,601,403	1,000,000	5-15-2023	5-15-2033	(4,983)	(2,534)
AB	Itau	43,654,189	1,000,000	5-15-2023	5-15-2033	(4,778)	(2,581)
						(131,652)	(33,992)

Cross currency swaps contracts to cover the exposure to the risk of the exchange rate for bank contracts in Euro.

					12-31-2024	12-31-2023
Institution	Amount U.S.$	Amount EUR	Starting date	Ending date	fair value ThU.S.$	fair value ThU.S.$
Santander	69,805,992	58,823,529	6-15-2021	12-15-2029	(9,494)	(8,173)
Banco de Chile	34,902,941	29,411,765	6-15-2021	12-15-2029	(4,243)	(3,640)
MUFG	69,805,882	58,823,529	6-15-2021	12-15-2029	(8,974)	(7,729)
JP Morgan	139,611,765	117,647,059	6-15-2021	12-15-2029	(17,682)	(15,392)
HSBC	34,902,941	29,411,765	6-15-2021	12-15-2029	(4,488)	(3,868)
					(44,881)	(38,802)

86

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Forward

Non-Delivery Forward (NDF) to cover the exposure to exchange rate risk in Brazilian real currency (BRL), in relation to payments associated with the Sucuriú project.

		Amount			12-31-2024 fair value	12-31-2023 fair value
Exchange rate	Institution	ThU.S.$	Starting date	Ending date	ThU.S.$	ThU.S.$
BRLUSD	JP Morgan	50,000,000	11-12-2024	18-02-2025	(1,119)	-
BRLUSD	Santander Chile	43,000,000	11-12-2024	18-02-2025	(1,106)	-
BRLUSD	Bank of America	73,000,000	11-12-2024	26-03-2025	(1,773)	-
BRLUSD	HSBC Bank	70,000,000	13-12-2024	15-05-2025	(1,732)	-
BRLUSD	SMBC	73,000,000	13-12-2024	25-06-2025	(1,897)	-
BRLUSD	MUFG	50,000,000	16-12-2024	18-08-2025	(999)	-
BRLUSD	Santander Chile	48,000,000	16-12-2024	18-08-2025	(854)	-
BRLUSD	Bank of America	50,000,000	17-12-2024	24-09-2025	(237)	-
BRLUSD	JP Morgan	44,000,000	17-12-2024	24-09-2025	5	-
BRLUSD	Santander Chile	50,000,000	18-12-2024	17-11-2025	(223)	-
BRLUSD	JP Morgan	50,000,000	18-12-2024	17-11-2025	(95)	-
BRLUSD	HSBC Bank	29,000,000	18-12-2024	17-11-2025	(66)	-
BRLUSD	SMBC	50,000,000	19-12-2024	17-12-2025	631	-
BRLUSD	JP Morgan	50,000,000	19-12-2024	17-12-2025	(120)	-
BRLUSD	Bank of America	21,000,000	19-12-2024	17-12-2025	(72)	-
BRLUSD	MUFG	50,000,000	20-12-2024	19-02-2026	(934)	-
BRLUSD	Mizuho	50,000,000	20-12-2024	19-02-2026	(1,017)	-
BRLUSD	Mizuho	19,000,000	20-12-2024	19-02-2026	(433)	-
BRLUSD	MUFG	50,000,000	23-12-2024	25-03-2026	(456)	-
BRLUSD	Mizuho	50,000,000	23-12-2024	25-03-2026	(496)	-
BRLUSD	SMBC	28,000,000	23-12-2024	25-03-2026	(187)	-
BRLUSD	Santander Chile	50,000,000	26-12-2024	15-05-2026	(90)	-
BRLUSD	BNP Paribas	50,000,000	26-12-2024	15-05-2026	(253)	-
BRLUSD	BNP Paribas	36,000,000	26-12-2024	15-05-2026	(226)	-
BRLUSD	MUFG	50,000,000	27-12-2024	24-06-2026	(60)	-
BRLUSD	BNP Paribas	50,000,000	27-12-2024	24-06-2026	82	-
BRLUSD	Mizuho	32,000,000	27-12-2024	24-06-2026	12	-
					(13,715)	-

23.4.2. Uruguay

Forward

As of December 31, 2024 and 2023, Arauco through its subsidiaries as a joint operation (50%) in Uruguay maintained the following forward contracts in force and effect for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$
UYUUSD	HSBC - Uruguay	-	-	8,490	292
UYUUSD	Citibank U.K.	1,450	41	5,550	163
UYUUSD	Itaú - Uruguay	1,150	23	10,555	358
UYUUSD	Banco de la República Oriental de Uruguay	-	-	1,920	107
UYUUSD	HSBC - Uruguay	10,245	(880)	-	-
UYUUSD	Citibank U.K.	1,350	(27)	-	-
UYUUSD	Itaú - Uruguay	11,395	(703)	2,300	(7)
UYUUSD	Banco de la República Oriental de Uruguay	3,825	(166)	-	-
UYUUSD	JPMorgan Chase Bank U.K.	4,620	(348)	-	-
EURUSD	Itaú - Uruguay	-	-	299	14
EURUSD	Santander - Uruguay	-	-	916	10
			(2,060)		937

87

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Commodity swap

Arauco Uruguay's profits and through its subsidiaries as a joint operation (50%), also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the pulp manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 through forwards of this commodity. The agreements that are in force and effect as of December 31, 2024 and 2023, are detailed below:

Commodity	Institution	12-31-2024 notional ThU.S.$	12-31-2024 fair value ThU.S.$	12-31-2023 notional ThU.S.$	12-31-2023 fair value ThU.S.$
Fuel Oil N°6	JP Morgan - N.A.	970	31	734	43
Fuel Oil N°6	DNB Bank ASA	539	11	331	9
Fuel Oil N°6	BNP Paribas	2,000	56	531	19
Fuel Oil N°6	JP Morgan - N.A.	2,777	(149)	3,523	(353)
Fuel Oil N°6	DNB Bank ASA	4,181	(232)	6,874	(530)
Fuel Oil N°6	BNP Paribas	4,761	(337)	3,580	(313)
			(620)		(1,125)

23.4.3. United States

Interest rate swap

Arauco through its subsidiary in United States, does not maintain current Interest Rate Swaps in force as of the date of these financial statements. As of December 31, 2023, it had contracts with this type of instrument that has the purpose of setting the interest rate of a variable rate debt in the same currency (USD).

				12-31-2024 fair value	12-31-2023 fair value
Institution	Amount ThU.S.$	Starting date	Ending date	ThU.S.$	ThU.S.$
JP Morgan - N.A.	70,000,000	4-28-2020	3-28-2024	-	2,234
Goldman Sachs N.A.	70,000,000	4-28-2020	3-28-2024	-	2,109
JP Morgan - N.A.	70,000,000	4-28-2020	3-28-2024	-	2,236
				-	6,579

23.4.4. Argentina

Forward

As of December 31, 2024, Arauco through its subsidiary in Argentina does not maintain current forward contracts. As of December 31, 2023, the valuation of this instrument is shown below:

					12-31-2024 fair value	12-31-2023 fair value
Exchange rate	Institution	Amount ThU.S.$	Starting date	Ending date	ThU.S.$	ThU.S.$
ARSUSD	HSBC	5,000	11-29-2023	1-31-2024	-	(496)
					-	(496)

88

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.5 Cash equivalent, loans, receivables and other financial assets

The financial assets measured at amortized cost using the effective interest method and tested for impairment are: cash and cash equivalent, time deposits, repurchase agreements, trade and other current/non-current receivables (with third parties and from related parties).

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position, they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and other current/non-current receivables” and “Accounts receivable from related parties”.

As of December 31, 2024 and 2023, there are provisions for impairment for ThU.S.$ 13,297 and ThU.S.$ 12,473, respectively.

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Financial assets at amortized cost	2,165,579	1,558,929
Cash and cash equivalents (Mutual Funds not included)	1,001,261	437,200
Cash	642,111	338,033
Time deposits	359,150	99,167
Accounts receivables (net)	1,130,601	1,109,019
Trade receivables	898,717	688,134
Lease receivable	67,687	80,925
Sundry debtors	20,206	18,320
Other receivables	70,367	248,217
Prepayments	63,465	70,807
Accounts receivable from related parties	10,159	2,616
Other financial assets (*)	33,717	12,710
(*)	Corresponds to the balance of assets from margin call for current derivatives (collateral).

23.5.1. Cash and cash equivalents

Includes cash on hand, bank checking account balances and time deposits and other short-term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at December 31, 2024 and 2023, classified by currency is as follows:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Cash and cash equivalents	1,071,560	570,008
U.S. dollars	668,888	310,108
Euro	8,754	6,532
Brazilian real	117,848	30,402
Argentine pesos	12,642	58,592
Mexican pesos	40,128	26,439
Other currencies	11,794	3,149
Chilean pesos	211,506	134,786

23.5.2 Time deposits and repurchase agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

89

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.5.3 Trade and other receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Sundry debtors: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The allowance for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of exploitation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of December 31, 2024 and 2023:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Trade and other current receivables	1,054,707	997,902
U.S. dollars	815,884	711,883
Euros	28,149	30,330
Brazilian real	38,327	67,137
Argentine pesos	26,569	19,916
Mexican pesos	33,704	34,234
Other currencies	1,077	640
Chilean pesos	92,401	115,907
U.F.	18,596	17,855

Accounts receivable from related parties, current	10,159	2,616
U.S. dollars	5,646	-
Argentine pesos	1,812	174
Chilean pesos	2,701	2,442

Trade and other non-current receivables	65,735	108,501
U.S. dollars	2,784	20,613
Brazilian real	9,891	21,614
Argentine pesos	458	-
Chilean pesos	1,505	1,889
U.F.	51,097	64,385

23.6 Financial liabilities

Arauco's financial liabilities to the date of these consolidated financial statements are as follows:

Financial liabilities	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Total financial liabilities	7,616,658	8,004,446
Financial liabilities at fair value through profit or loss	12	498
Hedging liabilities	201,906	107,506
Financial liabilities at amortized cost	7,414,740	7,896,442

90

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of December 31, 2024 and 2023:

	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Bank borrowings - current portion	108,645	304,830
Bonds issued - current portion	87,261	89,970
Total	195,906	394,800

23.7 Financial liabilities measured at amortized cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

At the end of these consolidated financial statements, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. dollars and in U.F., lease liabilities, and trade and other payables.

		12-31-2024	12-31-2023	12-31-2024	12-31-2023
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
	Currency	Amortized cost		Fair value
Total financial liabilities		7,414,740	7,896,442	6,799,888	7,227,349
Bonds issued	U.S. dollar	2,898,249	3,402,747	2,638,226	2,936,324
Bonds issued	U.F.	1,819,427	1,594,291	1,404,819	1,323,194
Bank borrowings	U.S. dollar	626,169	878,793	673,243	933,723
Bank borrowings	Euro	323,417	414,428	336,122	427,925
Bank borrowings	Other currencies	201,437	205,830	201,437	205,830
Lease liabilities	U.F.	21,494	31,797	21,494	31,797
Lease liabilities	Chilean pesos	65,820	33,489	65,820	33,489
Lease liabilities	Real	504,213	364,011	504,213	364,011
Lease liabilities	Mexican pesos	1,107	3,540	1,107	3,540
Lease liabilities	U.S. dollar	133,934	126,199	133,934	126,199
Lease liabilities	Euro	408	150	408	150
Lease liabilities	Other currencies	1,014	196	1,014	196
Trade and other payables	U.S. dollar	212,689	173,681	212,689	173,681
Trade and other payables	Euro	21,414	18,933	21,414	18,933
Trade and other payables	Brazilian real	81,662	98,198	81,662	98,198
Trade and other payables	Argentine pesos	47,373	46,403	47,373	46,403
Trade and other payables	Mexican pesos	24,199	18,336	24,199	18,336
Trade and other payables	Other currencies	16,411	14,609	16,411	14,609
Trade and other payables	Chilean pesos	339,388	399,338	339,388	399,338
Trade and other payables	U.F.	38,145	41,534	38,145	41,534
Accounts payable to related parties	U.S. dollar	26,633	15,400	26,633	15,400
Accounts payable to related parties	Brazilian real	3,007	-	3,007	-
Accounts payable to related parties	Chilean pesos	7,130	14,539	7,130	14,539

The financial liabilities at amortized cost presented in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

	12-31-2024
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	336,088	5,532,611	5,868,699
Lease liabilities	55,851	672,139	727,990
Trade and other payables	745,971	35,310	781,281
Accounts payable to related parties	10,563	26,207	36,770
Total financial liabilities at amortized cost	1,148,473	6,266,267	7,414,740

91

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

	12-31-2023
	ThU.S.$
	Current	Non-current	Total
Other financial liabilities	1,073,662	5,422,427	6,496,089
Lease liabilities	47,242	512,140	559,382
Trade and other payables	760,455	50,577	811,032
Accounts payable to related parties	6,958	22,981	29,939
Total financial liabilities at amortized cost	1,888,317	6,008,125	7,896,442

23.8 Cash flow hedges reserve reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in the consolidated statements of comprehensive income:

	January – December
	2024	2023
	ThU.S.$	ThU.S.$
Opening balance	(64,952)	(10,112)
Gains (losses) on cash flow hedges, before tax	27,762	(72,816)
Recycle of cash flow hedges to profit or loss	(6,747)	(1,634)
Income tax relating to cash flow hedges of other comprehensive income	(6,075)	19,610
Closing balance	(50,012)	(64,952)

23.9 Capital disclosures

23.9.1 Information on objectives, policies and processes applied by the company regarding capital management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long-term;
b)	Ensuring funding for new investments to achieve sustainable growth over time;
c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and
d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative information on objectives, policies and processes applied by the company regarding capital management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings, bonds and lease liabilities).

92

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.9.3 Quantitative information on capital management

The financial safeguards to which Arauco is subject are shown in the following table:

	12-31-2024	12-31-2023	Interest	Debt level
Instrument	ThU.S.$	ThU.S.$	coverage >= 2,0x	(1) <= 1,2x
Domestic bonds	1,819,427	1,594,291	N/R	✓
Term loan credit	273,686	272,664	✓	✓
RCF credit (2)	-	225,040	✓	✓
Term loan credit (3)	212,301	-	✓	✓
Term loan credit (3)	-	212,619	✓	✓
Syndicate ECA	323,417	414,428	✓	✓

N/R: Not required for the financial obligation.

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests).
(2)	In July 2024, Arauco paid the RCF drawn for MUS$ 225 with maturity in February 2025. Subsequently, during September 2024, a new RCF was subscribed with a maximum amount of MUS$ 450 with maturity in 2027, which replaced the RCF that was valid. As of the date of publication of these financial statements, the new line mentioned above has not been drawn.
(3)	In March 2024, our subsidiary Arauco North America, Inc. signed a Term Loan with a group of banks, for a total of MUS$210, where Arauco acts as guarantor. The structure of this loan is for three years and a single capital payment at the end of that period. During that same month, our subsidiary Arauco North America, Inc. fully prepaid its 2017 committed line of credit loan (for which Arauco acted as guarantor), for a total of MUS$ 210 plus accrued interest, which was due on the April 28, 2024.

As of December 31, 2024 and 2023, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of December 31, 2024, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA	-	AA
Foreign bonds	BBB-	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of December 31, 2024 and 2023 is as follows:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Equity	8,723,715	8,009,029
Bank borrowings	1,151,023	1,499,051
Lease liabilities	727,990	559,382
Bonds issued	4,717,676	4,997,038
Capitalization	15,320,404	15,064,500

23.10 Risk management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks). Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units. The company is not actively involved in trading its financial assets for speculative purposes.

93

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

23.10.1 Type of risk: Credit risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

Explanation of credit risk exposure and how this risk arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit risk are trade receivables, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Current receivables

Trade receivables	898,681	688,098
Lease receivable	17,247	16,314
Sundry debtors	9,531	8,615
Other receivables	68,459	222,945
Prepayments	60,789	61,930
Net subtotal	1,054,707	997,902

Trade receivables	908,241	696,226
Lease receivable	17,247	16,314
Sundry debtors	11,056	10,464
Other receivables	69,463	223,956
Prepayments	60,789	61,930
Gross subtotal	1,066,796	1,008,890

Provision for doubtful trade receivables	9,560	8,128
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	1,525	1,849
Provision for doubtful other receivables	1,004	1,011
Subtotal bad debt	12,089	10,988

Non-current receivables

Trade receivables	36	36
Lease receivable	50,440	64,611
Sundry debtors	10,675	9,705
Other receivables	1,908	25,272
Prepayments	2,676	8,877
Net subtotal	65,735	108,501

Trade receivables	1,244	1,521
Lease receivable	50,440	64,611
Sundry debtors	10,675	9,705
Other receivables	1,908	25,272
Prepayments	2,676	8,877
Gross subtotal	66,943	109,986

Provision for doubtful trade receivables	1,208	1,485
Provision for doubtful lease receivable	-	-
Provision for doubtful sundry debtors	-	-
Provision for doubtful other receivables	-	-
Subtotal bad debt	1,208	1,485

94

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Explanation of risk management objectives, policies and processes, and measurement methods

The Credit and Collections Sub-management, dependent from the Treasury Department, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of December 31, 2024, Arauco’s balance for commercial debtors was ThU.S.$ 909,485 of which, according to the agreed sales conditions, 42.01% corresponded to sales on credit (open account), 57.05% to sales with letters of credit and 0.94% to other types of sales. The client with the largest Open Account debt represented 2.99% of the total accounts receivable as of that date.

Below we provide detail regarding accounts receivable, classified in tranches:

December 31, 2024
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,472	759	198	25	54	17	5	10	8	37	2,585
ThU.S.$	866,818	34,456	1,922	716	50	31	8	53	151	5,280	909,485
%	95.31%	3.78%	0.21%	0.08%	0.01%	0.00%	0.00%	0.01%	0.02%	0.58%	100%

December 31, 2023
Age of trade receivables
Days	Non- past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
N° debtor	1,375	750	34	30	79	8	3	3	2	42	2,326
ThU.S.$	640,699	41,369	1,503	9,275	70	104	55	15	11	4,646	697,747
%	91.82%	5.93%	0.22%	1.33%	0.01%	0.01%	0.01%	0.00%	0.00%	0.67%	100%

Arauco applies IFRS 9 using the simplified method to determine the provision for expected credit losses of its commercial debtors, corresponding to accounts receivable from customers with credit line. The applied model is based on a scoring system that provides a score to each customer, which considers different variables such as country risk, payment behavior and financial condition of the debtor, among others, thus assigning a probability of default to each customer for the next 12 months. This factor is applied to the balance receivable of each debtor, determining the provision for expected credit losses.

	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Letters of credit	518,872	308,161
Credit line	382,117	378,921
Others	8,496	10,665
Total trade receivables	909,485	697,747
Total allowance for doubtful accounts	(10,768)	(9,613)
Total net trade receivables	898,717	688,134

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a customer shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Management.

95

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Regarding the loss allowance for trade receivables and others, below we provide detail for the movements as of December 31, 2024 and 2023:

	12-31-2024	12-31-2023
	ThU.S.$	ThU.S.$
Opening loss allowance as at January 1	12,473	7,960
Increase due to impairment loss	2,840	3,507
Increase due to business combination	-	2,043
Used impairment	(86)	-
Unused impairment reversed	(1,587)	(1,037)
Increase (decrease) due to exchange differences	(343)	-
Closing balance	13,297	12,473

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the sales risk with letters of credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

Explanation of the sales risk with credit line

Sales on credit are subject to the credit limit given to each customer. The approval or rejection of a credit limit for all term sales is carried out by different credit committees, which report to the Corporate Finance Management. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy defined for the Arauco group.

Arauco’s policy is to take out insurance to cover the sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., Arauco Argentina S.A., Arauco do Brasil S.A., Arauco Industria de Paneis S.A., Arauco Europe Coöperatief U.A., Araucomex S.A. de C.V., Arauco Industria de México, S.A. de C.V., Arauco Perú S.A., Arauco North America, Inc y Arauco Canada Ltd.

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee through guarantees, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, promissory notes, borrowings or any other that could be required under the laws of each country. The total amount held in guarantees amounts to ThU.S.$ 121,342, effective as of December 31, 2024. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

96

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

In summary, debt with term sale with credit line covered by the various insurance policies and guarantees amounts to 97.01% and, therefore, Arauco’s portfolio exposure amounts to 2.99%.

Secured open accounts receivable	ThU.S.$	%
Total open accounts receivable	384,933	100.00%
Secured receivables (*)	373,410	97.01%
Unsecured receivables	11,523	2.99%
(*)	Insured debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others.

Investment policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which Arauco, is authorized to invest. The Company’s Treasury Department is centralized. For the subsidiary in Argentina, the Corporate Finance Department monitors and controls compliance with Arauco financial policies, but its daily treasury activity is managed independently. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long-term debt subscriptions. Exceptions to this rule apply to short and long-term debt, and will be for specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long-term debt securities, defined by the regulatory body (Commission for the Financial Market) and carried out by rating agencies authorized by said organization.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of risk: Liquidity risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of liquidity risk exposure and how this risk arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

97

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Explanation of objectives, policies and processes for risk management, and measurement methods

The Corporate Financial Management Division monitors on an ongoing basis the Company’s cash flow forecasts based on short and long-term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of December 31, 2024 and 2023.

The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities.

98

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current	Effective
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,577	293,504	-	-	-	-	19,577	293,504	7.05%	1.75% + Sofr 6m
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	71,045	70,330	69,607	68,888	68,163	-	71,045	276,988	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimento do Extremo Sul	23	69	69	-	-	-	-	92	69	5.22%	Fixed 5.10%
-	TecVerde Engenharia S.A.	Brazilian real	Santander	-	-	2,899	-	-	-	-	-	2,899	14.19%	CDI + 2.66%
	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,663	-	-	-	-	-	7,663	-	4.38%	Fixed 4.38%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,621	-	-	-	-	-	7,621	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	BBVA	-	9,711	-	-	-	-	-	9,711	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,097	-	-	-	-	-	28,097	-	4.38%	Fixed 4.38%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,554	-	-	-	-	-	2,554	-	4.38%	Fixed 4.38%
-	Eufores S.A.	U.S. dollar	ITAU	-	12,257	-	-	-	-	-	12,257	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	11,178	-	-	-	-	-	11,178	-	4.28%	Fixed 4.28%
-	Eufores S.A.	U.S. dollar	Santander	-	33,229	-	-	-	-	-	33,229	-	4.50%	Fixed 4.50%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	5,109	-	-	-	-	-	5,109	-	4.66%	Fixed 4.66%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	26	28	431	-	-	-	-	54	431	13.90%	CDI + 1.75%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	836	818	1,543	1,397	1,255	574	-	1,654	4,769	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Banco Safra S.A.	5,656	5,437	10,232	9,274	8,352	3,818	-	11,093	31,676	13.55%	CDI + 1.40%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	2,394	2,629	5,158	13,190	19,756	17,670	-	5,023	55,774	13.10%	CDI + 0.95%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	3,613	3,854	60,315	-	-	-	-	7,467	60,315	13.77%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG Pactual S.A.	16,028	1,825	16,172	14,340	-	-	-	17,853	30,512	13.71%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	9,919	8,871	-	-	-	-	9,919	8,871	13.70%	CDI + 1.55%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	351	-	-	-	-	-	-	351	-	16.50%	Fixed 16.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	445	-	-	-	-	-	-	445	-	15.65%	Fixed 15.65%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	674	-	-	-	-	-	-	674	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	874	-	-	-	-	-	-	874	-	15.00%	Fixed 15%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	338	-	-	-	-	-	-	338	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	459	-	-	-	-	-	-	459	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	608	-	-	-	-	-	608	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	330	-	-	-	-	-	-	330	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	329	-	-	-	-	-	329	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	451	-	-	-	-	-	-	451	-	12.50%	Fixed 12.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,095	-	-	-	-	-	5,095	-	3.86%	Fixed 3.86%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	BBVA	-	5,086	-	-	-	-	-	5,086	-	3.50%	Fixed 3.50%
-	Arauco Argentina S.A.	U.S. dollar	Banco Galicia Más	-	5,074	-	-	-	-	-	5,074	-	3.00%	Fixed 3%
-	Arauco North America, Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	12,339	12,339	216,153	-	-	-	12,339	228,492	5.80%	1.55% + Sofr 6m
			Total bank borrowings	32,498	266,237	481,863	323,961	98,251	90,225	-	298,735	994,300

99

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	Rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	21,025	20,288	19,551	18,814	18,077	-	21,025	76,730	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	8,410	8,115	7,820	7,526	7,231	-	8,410	30,692	4.25%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	22,903	22,209	21,515	20,821	20,127	56,217	22,903	140,889	4.00%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	6,878	6,878	6,878	6,878	6,878	230,596	6,878	258,108	3.60%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,599	197,365	-	-	-	-	4,599	197,365	2.40%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,416	2,416	2,416	118,076	-	-	2,416	122,908	2.10%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	5,687	5,687	5,687	5,687	5,687	291,660	5,687	314,408	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,372	2,372	2,372	2,372	2,372	81,851	2,372	91,339	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,120	6,120	6,120	6,120	6,120	272,325	6,120	296,805	3.20%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,120	6,120	6,120	6,120	6,120	290,685	6,120	315,165	3.20%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AC	-	1,224	1,224	1,224	10,786	10,480	20,042	1,224	43,756	3.20%	3.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-ae	-	10,674	10,674	10,674	10,674	10,674	507,095	10,674	549,791	3.10%	3.10%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	519,375	-	-	-	19,375	538,750	3.88%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	796,000	22,000	884,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	510,625	-	21,250	574,375	4.25%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,036,250	27,500	1,146,250	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	510,500	21,000	594,500	4.20%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,027,875	25,750	1,130,875	5.15%	5.15%
			Total	23,375	211,928	426,343	727,252	331,374	700,641	5,121,096	235,303	7,306,706

December 31, 2024				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	102	305	251	4	-	-	-	407	255
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	607	-	384	384	384	384	5,755	607	7,291
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	-	-	240	720
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	840	1,901	2,740	2,435	2,435	1,420	-	2,741	9,030
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	89	267	556	119	-	-	-	356	675
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	38	-	-	-	-	-	-	38	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	344	440	626	553	553	553	4,516	784	6,801
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	210	288	165	-	-	-	-	498	165
-	Novo Oeste Gestão de Ativos Florestais S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	11	28	55	-	-	-	-	39	55
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	45	134	-	-	-	-	-	179	-
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	26	81	109	109	109	-	-	107	327
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	6,357	26,653	44,174	40,450	40,454	40,454	706,942	33,010	872,474
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	41	110	142	110	106	35	-	151	393
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	19	56	62	23	-	-	-	75	85
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	904	1,282	2,186	2,186	2,187	2,187	17,486	2,186	26,232
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Buildings and constructions	1	2	2	-	-	-	-	3	2
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Buildings and constructions	398	1,195	1,595	1,595	1,595	-	-	1,593	4,785
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Motor vehicles	23	60	25	-	-	-	-	83	25
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Plants and equipments	1,006	3,019	4,040	4,056	4,071	4,086	52,372	4,025	68,625
93.458.000-1	Celulosa Arauco y Constitución S.A.	Chilean pesos	Motor vehicles	2,663	7,396	4,436	2,132	2,132	1,599	-	10,059	10,299
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Motor vehicles	433	1,299	1,732	1,732	1,732	509	-	1,732	5,705
-	Arauco North America, Inc.	U.S. dollar	Buildings and constructions	64	199	395	347	651	729	4,245	263	6,367
-	Arauco North America, Inc.	U.S. dollar	Motor vehicles	527	1,367	618	121	37	-	-	1,894	776
-	Arauco Canada Limited	Canadian dollar	Motor vehicles	110	910	54	-	-	-	-	1,020	54
-	Celulosa y Energía Punta Pereira S.A.	U.S. dollar	Plants and equipments	240	719	640	640	640	432	6,261	959	8,613
-	Eufores S.A.	U.S. dollar	Lands	1,067	3,202	6,682	6,187	5,894	5,496	31,739	4,269	55,998
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	1,222	1,222	-	-	-	1,223	2,444
-	Eufores S.A.	U.S. dollar	Buildings and constructions	92	278	209	159	165	170	436	370	1,139
96.510.970-6	Maderas Arauco S.A.	Chilean pesos	Motor vehicles	3,771	11,257	23,120	8,624	7,639	651	-	15,028	40,034
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	1	4	3	-	-	-	-	5	3
76.879.577-0	E2E SpA.	Chilean pesos	Lands	54	161	-	-	-	-	-	215	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	10	-	-	-	-	-	10
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	12	28	28	11	-	-	-	40	39
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	59	80	82	84	71	-	78	317
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	131	412	280	158	14	14	-	543	466
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	36	114	140	157	175	31	-	150	503
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	Motor vehicles	26	59	64	33	3	-	-	85	100
-	Arauco Industria de México, S.A. de C.V.	U.S. dollar	Plants and equipments	162	499	701	743	193	-	-	661	1,637
-	Arauco Industria de México, S.A. de C.V.	Mexican pesos	IT equipment	2	2	-	-	-	-	-	4	-
			Total	20,838	64,885	97,768	74,612	71,493	58,821	829,752	85,723	1,132,446

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

100

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2023				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than		Non
				months	months	Years	years	years	years	5 years	Current	current
Tax ID	Name	Currency	Bank borrowings	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	19,715	19,661	293,584	-	-	-	19,715	313,245	7.09%	Fixed 7.05%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Bank of Nova Scotia	-	15,037	227,465	-	-	-	-	15,037	227,465	6.63%	Fixed 6.60%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Banco de Chile	70,316	-	-	-	-	-	-	70,316	-	5.72%	Fixed 5.72%
93.458.000-1	Celulosa Arauco y Constitución S.A.	Euros	BNP paribas / ECA	-	76,690	75,881	75,118	74,346	73,577	72,803	76,690	371,725	1.10%	Fixed 1.06%
-	TecVerde Engenharia S.A.	Brazilian real	ITAU	-	1,722	-	-	-	-	-	1,722	-	9.00%	Fixed 4.63%
-	TecVerde Engenharia S.A.	Brazilian real	Banco Regional de Desenvolvimiento do Extremo Sul	30	34	121	146	-	-	-	64	267	6.00%	Fixed 5.10%
-	Zona Franca Punta Pereira S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	7,678	-	-	-	-	-	7,678	-	4.76%	Fixed 4.76%
-	Stora Enso Uruguay S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	2,559	-	-	-	-	-	2,559	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	Banco República Oriental del Uruguay	-	28,153	-	-	-	-	-	28,153	-	4.76%	Fixed 4.76%
-	Eufores S.A.	U.S. dollar	BBVA	-	17,989	-	-	-	-	-	17,989	-	5.60%	Fixed 5.6%
-	Eufores S.A.	U.S. dollar	ITAU	-	7,713	-	-	-	-	-	7,713	-	5.75%	Fixed 5.75%
-	Eufores S.A.	U.S. dollar	Scotiabank	-	2,569	-	-	-	-	-	2,569	-	5.65%	Fixed 5.65%
-	Eufores S.A.	U.S. dollar	Santander	-	28,262	-	-	-	-	-	28,262	-	5.70%	Fixed 5.7%
-	Arauco Forest Brasil S.A.	Brazilian real	Banco Safra S.A.	2,773	2,641	18,670	16,880	15,104	-	-	5,414	50,654	13.30%	CDI + 1.65%
-	Arauco do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	34	34	68	550	-	-	-	68	618	13.40%	CDI + 1.75%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Itaú Unibanco S.A.	4,729	4,752	9,440	76,976	-	-	-	9,481	86,416	13.27%	CDI + 1.62%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco BTG pactual S.A.	-	6,713	22,786	20,562	18,302	-	-	6,713	61,650	13.21%	CDI + 1.56%
-	Arauco Celulose do Brasil S.A.	Brazilian real	Banco Safra S.A.	-	13,988	12,628	11,311	-	-	-	13,988	23,939	13.20%	CDI + 1.55%
-	Arauco Argentina S.A.	Brazilian real	Banco Industrial y Comercial de China	-	585	-	-	-	-	-	585	-	14.50%	Fixed 14.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	602	-	-	-	-	-	602	-	15.00%	Fixed 15.0%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	1,842	-	-	-	-	-	1,842	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	953	-	-	-	-	-	-	953	-	15.50%	Fixed 15.5%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	-	1,192	-	-	-	-	-	1,192	-	15.60%	Fixed 15.6%
-	Arauco Argentina S.A.	U.S. dollar	Banco Industrial y Comercial de China	608	-	-	-	-	-	-	608	-	16.00%	Fixed 16.0%
-	Arauco North America. Inc.	U.S. dollar	Banco Itau Corpbanca - NY Branch	-	217,811	-	-	-	-	-	217,811	-	7.36%	1.90% + Sofr 6m
			Total	79,443	458,281	386,720	495,127	107,752	73,577	72,803	537,724	1,135,979

December 31, 2023				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	Current	Effective	Nominal
Tax ID	Name	Currency	Bonds	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	rate	rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	23,465	22,671	21,876	21,081	20,286	19,492	23,465	105,406	4.26%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-F	-	9,386	9,068	8,750	8,432	8,115	7,797	9,386	42,162	4.24%	4.21%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-P	-	25,444	24,696	23,947	23,199	22,451	82,318	25,444	176,611	3.96%	3.96%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-R	-	7,417	7,417	7,417	7,417	7,417	256,060	7,417	285,728	3.57%	3.57%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-S	-	4,959	4,959	212,811	-	-	-	4,959	217,770	2.43%	2.39%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-W	-	2,605	2,605	2,605	2,605	127,317	-	2,605	135,132	2.12%	2.09%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-X	-	6,132	6,132	6,132	6,132	6,132	320,618	6,132	345,146	2.70%	2.68%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Y	-	2,558	2,558	2,558	2,558	2,558	92,093	2,558	102,325	3.10%	3.08%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-Z	-	6,599	6,599	6,599	6,599	6,599	303,536	6,599	329,932	3.18%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.F.	Barau-AB	-	6,599	6,599	6,599	6,599	6,599	323,333	6,599	349,729	3.19%	3.17%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2024	11,250	511,250	-	-	-	-	-	522,500	-	4.52%	4.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2027	-	19,375	19,375	19,375	519,375	-	-	19,375	558,125	3.90%	3.88%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2047	-	22,000	22,000	22,000	22,000	22,000	818,000	22,000	906,000	5.50%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2029	-	21,250	21,250	21,250	21,250	21,250	510,625	21,250	595,625	4.27%	4.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2049	-	27,500	27,500	27,500	27,500	27,500	1,063,750	27,500	1,173,750	5.51%	5.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2030	10,500	10,500	21,000	21,000	21,000	21,000	531,500	21,000	615,500	4.21%	4.20%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. dollar	Yankee 2050	12,875	12,875	25,750	25,750	25,750	25,750	1,053,625	25,750	1,156,625	5.16%	5.15%
			Total	34,625	719,914	230,179	436,169	721,497	324,974	5,382,747	754,539	7,095,566

101

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2023				Maturity							Total
				Up to 3	3 to 12	1 to 2	2 to 3	3 to 4	4 to 5	More than 5		Non
				months	months	years	years	years	years	years	Current	current
Tax ID	Name	Currency	Underlying asset class	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
85.805.200-9	Forestal Arauco S.A.	U.F.	Motor vehicles	176	408	442	274	4	-	-	584	720
85.805.200-9	Forestal Arauco S.A.	U.F.	Lands	478	-	478	418	418	418	6,767	478	8,499
85.805.200-9	Forestal Arauco S.A.	U.S. dollar	Lands	60	180	240	240	240	240	-	240	960
85.805.200-9	Forestal Arauco S.A.	U.F.	Plants and equipments	510	1,189	2,078	2,081	1,750	1,750	1,021	1,699	8,680
85.805.200-9	Forestal Arauco S.A.	Chilean pesos	Plants and equipments	101	202	505	632	135	-	-	303	1,272
-	Arauco Argentina S.A.	U.S. dollar	Buildings and constructions	146	439	38	-	-	-	-	585	38
-	Arauco Argentina S.A.	U.S. dollar	IT equipment	5	9	-	-	-	-	-	14	-
-	Arauco Argentina S.A.	U.S. dollar	Plants and equipments	251	418	-	-	-	-	-	669	-
-	Arauco Argentina S.A.	U.S. dollar	Motor vehicles	585	1,004	498	165	-	-	-	1,589	663
-	Arauco Industria de Paineis S.A.	Brazilian real	IT equipment	4	13	12	-	-	-	-	17	12
-	Arauco do Brasil S.A.	Brazilian real	Buildings and constructions	56	8	-	-	-	-	-	64	-
-	Arauco do Brasil S.A.	Brazilian real	IT equipment	11	6	-	-	-	-	-	17	-
-	Arauco Celulose do Brasil S.A.	Brazilian real	Lands	11,308	18,810	24,625	26,022	25,990	27,219	442,609	30,118	546,465
-	Arauco Celulose do Brasil S.A.	Brazilian real	Buildings and constructions	18	55	73	12	-	-	-	73	85
-	Arauco Celulose do Brasil S.A.	Brazilian real	IT equipment	13	38	51	30	-	-	-	51	81
-	Mahal Empreendimentos e Participações S.A.	Brazilian real	Lands	1,106	1,573	2,679	2,679	2,679	2,679	24,114	2,679	34,830
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Buildings and constructions	434	1,302	1,735	1,735	1,735	1,736	-	1,736	6,941
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	433	1,299	1,732	1,732	1,732	1,732	509	1,732	7,437
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Plants and equipments	1,003	3,008	4,026	4,040	4,055	4,070	56,456	4,011	72,647
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	2,911	8,732	10,857	5,611	2,423	2,423	1,818	11,643	23,132
93.458.000-1	Celulosa Arauco y Constitución S.A.	Brazilian real	Motor vehicles	42	103	90	27	-	-	-	145	117
-	Arauco North America. Inc.	Brazilian real	Buildings and constructions	481	1,209	1,199	1,442	206	226	270	1,690	3,343
-	Arauco Canada Limited	Brazilian real	Motor vehicles	17	53	51	55	40	-	-	70	146
-	Arauco North America. Inc.	Brazilian real	Motor vehicles	199	626	437	216	62	1	-	825	716
-	Celulosa y Energía Punta Pereira S.A.	Brazilian real	Plants and equipments	240	560	641	641	641	641	6,693	800	9,257
-	Eufores S.A.	Brazilian real	Lands	1,008	3,021	6,808	6,327	5,834	5,548	35,413	4,029	59,930
-	Eufores S.A.	U.S. dollar	Plants and equipments	306	917	917	1,222	1,222	306	-	1,223	3,667
-	Eufores S.A.	U.S. dollar	Buildings and constructions	87	108	111	152	158	163	648	195	1,232
96.510.970-6	Maderas Arauco S.A.	U.F.	Motor vehicles	9	19	6	3	-	-	-	28	9
76.879.577-0	E2E SpA.	Chilean pesos	Lands	107	321	-	-	-	-	-	428	-
-	TecVerde Engenharia S.A.	Brazilian real	Lands	-	-	143	-	-	-	-	-	143
-	Arauco Europe Cooperatief U.A.	Euros	Motor vehicles	8	23	23	13	8	-	-	31	44
-	Arauco Europe Cooperatief U.A.	Euros	Buildings and constructions	19	56	19	-	-	-	-	75	19
-	Araucomex S.A. de C.V.	Mexican pesos	Buildings and constructions	421	1,303	643	359	196	17	-	1,724	1,215
-	Araucomex S.A. de C.V.	U.S. dollar	Buildings and constructions	9	81	126	138	155	174	31	90	624
-	Arauco Industria de México. S.A. de C.V.	Mexican pesos	Motor vehicles	25	80	63	40	-	-	-	105	103
-	Arauco Industria de México. S.A. de C.V.	Mexican pesos	Buildings and constructions	34	107	157	175	78	-	-	141	410
-	Arauco Industria de México. S.A. de C.V.	Mexican pesos	Lands	1	4	-	-	-	-	-	5	-
-	Arauco Industria de México. S.A. de C.V.	Mexican pesos	IT equipment	2	5	4	-	-	-	-	7	4
-	Araucomex Servicios S.A. de C.V.	Mexican pesos	Motor vehicles	7	22	19	3	-	-	-	29	22
79.990.550-7	Investigaciones Forestales Bioforest SpA.	U.F.	Motor vehicles	3	2	-	-	-	-	-	5	-
			Total	22,634	47,313	61,526	56,484	49,761	49,343	576,349	69,947	793,463

As part of the policy of Arauco, it considers compliance with all accounts payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

102

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these consolidated financial statements, Arauco has financial assets of approximately MU.S.$ 64 that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of December 31, 2024, the total assets pledged as an indirect guarantee were MU.S.$ 366. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	697	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	Chilean pesos	126	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	352	Railways
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.F.	13,469	Sociedad Concesionaria Autopista Costa Arauco S.A.
Celulosa Arauco y Constitución S.A.	Guarantee letter	-	U.S. dollar	4,920	Innergy Soluciones Energéticas S.A.
Madera Arauco S.A.	Guarantee policy		U.F.	2,278	Cermaq Chile S.A
Investigaciones Forestales Bioforest SpA.	Guarantee letter	-	Chilean pesos	213	Innova Chile
Arauco do Brasil S.A.	Guarantee letter	-	Brazilian real	417	Itaú Unibanco S.A.
Arauco do Brasil S.A.	Guarantee letter	-	Brazilian real	41,662	Itaú Unibanco S.A.
		Total		64,134

INDIRECT

Subsidiary	Guarantee	Assets pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Full Guarantee. of Arauco North America. Inc.	-	U.S. dollar	210,000	Banco Itau Corpbanca - NY Branch
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	16,416	Banco Safra S.A.
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	58,405	Itaú Unibanco S.A.
Arauco Celulose do Brasil S.A.	Endorsement of Arauco do Brasil S.A.	-	Brazilian real	41,612	Banco BTG pactual S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Indústria de Painéis S.A.	-	Brazilian real	5,114	Banco Safra S.A.
Arauco do Brasil S.A.	Endorsement of Arauco Indústria de Painéis S.A.	-	Brazilian real	34,050	Banco Safra S.A.
		Total		365,597

23.10.3 Type of risk: Market risk – exchange rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of currency risk exposure and how this risk arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean peso, Euro, Brazilian real or other foreign currencies. In the case of significant exchange rate variations, the Chilean peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco performs sensitivity analyses to measure the effect of this variable on equity and net result.

103

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean peso. This fluctuation range is considered possible given current market conditions as of the date of these consolidated financial statements. With all other variables at a constant rate, a U.S. dollar exchange rate variation of +/- 10% in relation to the Chilean peso would mean a change in the net income year after tax +/- 0.8% (equivalent to ThU.S.$ -/+ 4,027), and +/- 0.03% of equity (equivalent to ThU.S.$ -/+ 2,819).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian real, which is considered a possible range of fluctuation given the market conditions as of the date of these consolidated financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian real would mean a variation on the net income after tax +/- 0.3% (equivalent to ThU.S.$-/+$ 1,346) and a change on the equity of +/- 1.1% (equivalent to ThU.S.$ -/+$ 99,864).

23.10.4 Type of risk: Market risk – interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of interest rate risk exposure and how this risk arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

Explanation of risk management objectives, policies and processes, and measurement methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of December 31, 2024, 10.4% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.4% (equivalent to ThU.S.$-/+ 2,132) and +/- 0.02% (equivalent to ThU.S.$-/+ 1,493) on equity. This analysis does not include borrowings with banks at variable rates for which Arauco mitigates the risk by contracting derivative instruments.

	December 2024 ThU.S.$	Total
Fixed rate	5,909,430	89.6%
Bonds issued	4,717,676
Bank borrowings and others	463,764
Lease liabilities	727,990
Variable rate	687,259	10.4%
Bonds issued	-
Bank borrowings	687,259
Total	6,596,689	100.0%

104

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

	December 2023 ThU.S.$	Total
Fixed rate	6,639,075	94.1%
Bonds issued	4,997,038
Bank borrowings and others (*)	1,082,655
Lease liabilities	559,382
Variable rate	416,396	5.9%
Bonds issued	-
Bank borrowings	416,396
Total	7,055,471	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of risk: Market risk – price of pulp risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of price risk exposure and how this risk arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of December 31, 2024, revenue due to pulp sales accounted for 52.4% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of risk management objectives, policies and processes, and measurement methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean a variation of +/- 48.9% (equivalent to ThU.S.$-/+ 232,923) on the income for the year 2023 after tax and +/- 1.9% (equivalent to ThU.S.$ -/+ 163,046) on equity.

105

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 24. REPORTABLE SEGMENTS

The main products that generate revenue for each reportable segment are described as follows:

Pulp segment

The main products sold by this reportable segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), pulp fluff and dissolving pulp (DP). Additionally, it manages a forest plantations in order to supply its production plants and, at the same time, to sell to the wood products segment or to third parties what it does not use (pruning, sawing, poles and chips). Finally, depending on its needs, it buys logs and chips from third parties which are consumed or sold to the wood products segment.

The Pulp reportable segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high-quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. Fluff pulp is mainly used in the production of diapers and female hygiene products. On the other hand, dissolving pulp is used as raw material for the manufacture of different fabrics.

Arauco has seven plants: five in Chile, one in Argentina and one in Uruguay (50% property of Arauco), and they have a total production capacity of approximately 5.3 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

Wood products segment

The main products sold by this segment correspond to plywood, MDF (Medium Density Fiberboard), PB (chipboard), sawn wood of different dimensions and remanufactured products such as moldings, pre-cut pieces, finger joints, among others.

The Panels area produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries, It consists of 20 industrial plants: 4 in Chile, 2 in Argentina, 4 in Brazil, 2 in Mexico, and 8 plants in the U.S. and Canada, The Company has a total annual production capacity of 7.3 million cubic meters of PBO, MDF, plywood and moldings.

Through the joint venture Sonae Arauco, Arauco produces and sells wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and 1 sawmill in Spain; 2 panel plants and one resin plant in Portugal; 3 panel plants in Germany and 2 panel plants in South Africa. In total, Sonae Arauco’s production capacity is approximately 1.2 million m3 of MDF, 2.4 million m3 of PB, 460,000 m3 of OSB and 70,000 m3 of sawn timber.

Including Sonae Arauco at 50%, Arauco in its mills totalize a capacity of 4.2 million m3 of MDF, 4.2 million m3 of PB and 230,000 m3 of OSB, 710,000 m3 of Plywood and 2,400,000 m3 of sawn timber.

106

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The Sawn Timber area produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in furniture, packing, construction and refurbishing industries.

With 6 sawmills in operation (5 in Chile and 1 in Argentina), the Company has a production capacity of 2.4 million m3 of sawn wood.

Furthermore, the Company has 5 remanufacturing plants: 4 in Chile and 1 in Argentina, These mills reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Arauco has no customers representing 10% or more of its revenues.

Below is summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

107

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	3,299,128	3,115,981	6,415,109	-	-	6,415,109		6,415,109
Revenues from rendering of services	130,137	-	130,137	900	-	131,037		131,037
Revenues from ordinary activities	3,429,265	3,115,981	6,545,246	900	-	6,546,146		6,546,146

Revenues from transactions with reportable segments	486,399	15,388	501,787	62,721	-	564,508	(564,508)	-

Finance income	-	-	-	-	66,355	66,355		66,355
Finance costs	-	-	-	-	(397,923)	(397,923)		(397,923)
Net finance costs	-	-	-	-	(331,568)	(331,568)		(331,568)

Depreciation and amortizations	484,953	190,767	675,720	2,423	7,808	685,951		685,951
Other income	193,369	26,784	220,153	377	376,531	597,061		597,061
Other expenses	99,503	76,765	176,268	1	35,944	212,213		212,213

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	6,018	-	6,018	-	(28,668)	(22,650)		(22,650)
Joint ventures	-	(24,017)	(24,017)	-	875	(23,142)		(23,142)

Income tax expense	-	-	-	-	(170,400)	(170,400)		(170,400)

Profit (loss) of each reportable segment	482,213	296,667	778,880	(460)	(302,139)	476,281		476,281
Geographical information on revenues
Revenue – Chilean entities	2,601,740	1,133,259	3,735,000	900	-	3,735,899		3,735,899
Revenue – Foreign entities	827,525	1,982,722	2,810,246	-	-	2,810,247		2,810,247
Total revenues from ordinary activities	3,429,265	3,115,981	6,545,246	900	-	6,546,146		6,546,146

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	977,878	233,144	1,211,022	1,275	16,595	1,228,893	-	1,228,893
Acquisition in subsidiaries, joint operations and contribution of investments in associates and joint venture	-	-	-	-	111,969	111,969	-	111,969

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,715,757	2,964,938	16,680,695	55,208	1,483,836	18,219,739	(60,427)	18,159,312
Segment assets (excluding deferred tax assets)	13,715,757	2,964,938	16,680,695	55,208	1,410,427	18,146,330	(60,427)	18,085,903
Deferred tax assets					73,409	73,409		73,409

Investments accounted through equity method
Associates	41,352	-	41,352	-	35,430	76,782		76,782
Joint Ventures	-	211,345	211,345	-	118,484	329,829		329,829
Segment liabilities	1,323,157	417,149	1,740,306	34,968	7,660,323	9,435,597		9,435,597
Segment liabilities (excluding deferred tax liabilities)	1,323,157	417,149	1,740,306	34,968	6,190,811	7,966,085		7,966,085
Deferred tax liabilities					1,469,512	1,469,512		1,469,512

Geographical information on non-current assets
Chile	8,322,403	485,877	8,808,280	53,658	364,906	9,226,844	(7,016)	9,219,828
Foreign countries	3,301,679	1,226,377	4,528,056	-	136,810	4,664,866		4,664,866
Total non-current assets	11,624,082	1,712,254	13,336,336	53,658	501,716	13,891,710	(7,016)	13,884,694

108

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Revenues from sales of goods	2,687,390	3,181,951	5,869,341	-	-	5,869,341		5,869,341
Revenues from rendering of services	113,520	28,335	141,855	623	-	142,478		142,478
Revenues from ordinary activities	2,800,910	3,210,286	6,011,196	623	-	6,011,819		6,011,819

Revenues from transactions with reportable segments	475,535	23,040	498,575	49,914	-	548,489	(548,489)	-

Finance income	-	-	-	-	131,666	131,666		131,666
Finance costs	-	-	-	-	(373,496)	(373,496)		(373,496)
Net finance costs	-	-	-	-	(241,830)	(241,830)		(241,830)

Depreciation and amortizations	464,721	186,340	651,061	1,660	8,347	661,068		661,068
Other income	498,021	54,688	552,709	334	19,974	573,017		573,017
Other expenses	399,094	54,980	454,074	684	25,578	480,336		480,336

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates	3,084	-	3,084	-	906	3,990		3,990
Joint ventures	-	2,794	2,794	-	925	3,719		3,719

Income tax expense	-	-	-	-	27,293	27,293		27,293

Profit (loss) of each reportable segment	(182,369)	371,015	188,646	(5,517)	(541,656)	(358,527)		(358,527)
Geographical information on revenues
Revenue – Chilean entities	1,929,554	1,145,647	3,075,201	623	-	3,075,824		3,075,824
Revenue – Foreign entities	871,356	2,064,639	2,935,995	-	-	2,935,995		2,935,995
Total revenues from ordinary activities	2,800,910	3,210,286	6,011,196	623	-	6,011,819		6,011,819

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	1,109,609	137,867	1,247,476	251	15,322	1,263,049	-	1,263,049
Acquisition and contribution of investments in associates and joint venture	-	-	-	-	34,950	34,950	-	34,950

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Subtotal	Elimination	Total
Year ended as of December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment assets	13,864,686	2,967,646	16,832,332	16,480	1,135,689	17,984,501	(74,137)	17,910,364
Segment assets (excluding deferred tax assets)	13,864,686	2,967,646	16,832,332	16,480	1,047,122	17,895,934	(74,137)	17,821,797
Deferred tax assets					88,567	88,567		88,567

Investments accounted through equity method
Associates	34,558	-	34,558	-	65,248	99,806		99,806
Joint Ventures	-	215,322	215,322	-	108,483	323,805		323,805
Segment liabilities	1,170,684	392,104	1,562,788	47,487	8,291,060	9,901,335		9,901,335
Segment liabilities (excluding deferred tax liabilities)	1,170,684	392,104	1,562,788	47,487	6,747,436	8,357,711		8,357,711
Deferred tax liabilities					1,543,624	1,543,624		1,543,624

Geographical information on non-current assets
Chile	8,565,525	463,179	9,028,704	15,481	504,903	9,549,088	(6,668)	9,542,420
Foreign countries	2,888,631	1,245,369	4,134,000	-	58,366	4,192,366		4,192,366
Total non-current assets	11,454,156	1,708,548	13,162,704	15,481	563,269	13,741,454	(6,668)	13,734,786

109

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

The following table shows information related to cash flows by segments which is presented as complementary information as required by our regulatory entities:

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
Year ended as of December 31, 2024	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	1,219,029	333,590	1,552,619	44	(371,346)	1,181,317
Cash flows (used in) investing activities	(922,213)	(105,488)	(1,027,701)	(6,611)	705,339	(328,973)
Cash flows from (used in) financing activities	(810,599)	624,183	(186,416)	1,522	(121,054)	(305,948)
Net increase (decrease) in cash and cash equivalents	(513,783)	852,285	338,502	(5,045)	212,940	546,396

	Pulp	Wood products	Subtotal Segments	Others	Corporate	Total
Year ended as of December 31, 2023	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Segment cash flows
Cash flows from (used in) operating activities	411,929	555,082	967,011	(4,106)	(222,478)	740,427
Cash flows (used in) investing activities	(1,096,743)	(117,321)	(1,214,064)	(1,796)	(117,264)	(1,333,124)
Cash flows from (used in) financing activities	713,838	(40,064)	673,774	(6,483)	(21,624)	645,667
Net increase (decrease) in cash and cash equivalents	29,024	397,697	426,721	(12,385)	(361,366)	52,970

Information required by geographic area:

	Geographical area
	Local country	Foreign country
2024	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	3,644,478	486,079	591,342	1,047,672	459,464	186,074	6,415,109
Revenues from rendering of services	91,422	-	-	-	39,615	-	131,037
Revenues as of December 31, 2024	3,735,900	486,079	591,342	1,047,672	499,079	186,074	6,546,146
Non-current Assets at 12-31-2024 other than deferred tax	9,195,687	672,411	1,286,657	662,729	1,763,397	230,404	13,811,285

	Geographical area
	Local country	Foreign country
2023	Chile	Argentina	Brazil	USA/Canada	Uruguay	Mexico	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues from sale of goods	2,998,896	570,933	586,512	1,057,027	449,316	206,657	5,869,341
Revenues from rendering of services	76,928	-	28,332	-	37,215	3	142,478
Revenues as of December 31, 2023	3,075,824	570,933	614,844	1,057,027	486,531	206,660	6,011,819
Non-current Assets at 12-31-2023 other than deferred tax	9,466,748	612,467	1,035,237	687,247	1,681,160	163,360	13,646,219

110

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

	12-31-2024	12-31-2023
Current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, current	64,020	58,464
Prepayment to amortize (insurance and others)	36,800	14,001
Recoverable taxes (related to purchases)	146,774	167,086
Other current non-financial assets	13,498	703
Total	261,092	240,254

	12-31-2024	12-31-2023
Non-current non-financial assets	ThU.S.$	ThU.S.$
Roads to amortize, non-current	56,499	67,701
Guarantee values	2,676	3,391
Recoverable taxes	6,486	6,221
Other non-current non-financial assets	19,375	21,861
Total	85,036	99,174

	12-31-2024	12-31-2023
Current non-financial liabilities	ThU.S.$	ThU.S.$
Provision of minimum dividend (1)	114,359	2,283
ICMS, PIS-COFINS and other tax payables - Brazil	21,925	23,180
Other tax payable	23,093	19,118
Other Current non-financial liabilities	6,212	5,567
Total	165,589	50,148

(1)	In 2024 correspond mainly to the minimum dividend provision of owners of the parent company (see Note 26).

	12-31-2024	12-31-2023
Non-current non-financial liabilities	ThU.S.$	ThU.S.$
ICMS and other tax payable - Brazil	35,630	58,069
Other non-current non-financial liabilities	1,382	5,521
Total	37,012	63,590

NOTE 26. DISTRIBUTABLE NET Profit AND EARNINGS PER SHARE

Distributable net profit

As a general policy, the Board of Directors of Arauco agreed that the net profit to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net profit during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net profit of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net profit for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net profit when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net profit when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

111

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

In 2023, the amount of ThU.S.$ 92,719 presented in the consolidated statement of changes in equity was approved and distributed, corresponding to an additional and extraordinary dividend of 10% to be paid for the profits of the parent company of 2022.

The policy currently in force, provides that an amount equivalent to 30% of the distributable net income for year 2024, 2025 y 2026 will be distributed. For subsequent years, an amount equivalent to 40% of the distributable net income of each year would be distributed. Nevertheless, the Board of Directors may decide to distribute and pay dividends to the shareholders, to the extent that it expects the year to finalize with positive results and that the Company’s liquidity allows such distribution and payment.

The following table details the adjustments made for the determination of distributable net profit as of December 31, 2024 and 2023:

	Distributable net profit
	12-31-2024 ThU.S.$	12-31-2023 ThU.S.$
Net profit attributable to owners of parent company	476,470	(358,560)
Adjustments:
Biological assets
Unrealized gains (losses)	(159,021)	(264,477)
Realized gains (losses)	473,796	394,179
Deferred income taxes	(102,297)	(37,394)
Biological assets (net)	212,478	92,308
Distributable net profit	688,948	(266,252)
30% in 2024 (40% in 2023)	206,684	-

Basic and diluted earnings per share

Basic and diluted earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January – December
	2024	2023
	ThU.S.$	ThU.S.$

Profit or loss attributable to ordinary equity holder of parent	476,470	(358,560)
Weighted average of number of shares	121,422,850	120,474,350
Basic and diluted earnings (loss) per share (in U.S.$ per share)	3.9240555	(2.9762352)

112

CELULOSA ARAUCO Y CONSTITUCION S.A. AND SUBSIDIARIES

Consolidated financial statements

December 31, 2024

Amounts in thousands of U.S. dollars, except as indicated

NOTE 27. EVENTS AFTER THE END OF THE REPORTING PERIOD

The authorization for the issuance and publication of these consolidated financial statements for the twelve-months period ended December 31, 2024, was approved by the Board of Directors of Arauco at the Extraordinary Meeting No, 730 held on February 26, 2025.

Subsequent to December 31, 2024, and as of the date of issuance of these consolidated financial statements, there have been no additional events, that could materially affect the presentation of these consolidated financial statements.

113

EXHIBITS

Exhibit	Description
99.1	Press Release Q4 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución S.A. (Registrant)

Date: March 5, 2025	By:	/s/ Cristián Infante Bilbao
	Name:	Cristián Infante Bilbao
	Title:	Chief Executive Officer